As filed with the Securities and Exchange Commission on October 23, 2023.

Registration No. 333-274870

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SHIMMICK CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1600	84-3749368
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

530 Technology Drive

Suite 300

Irvine, CA 92618

(510) 777-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven E. Richards

Shimmick Corporation

530 Technology Drive

Suite 300

Irvine, CA 92618

(510) 777-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Zachary Davis Alan Noskow King & Spalding LLP 1180 Peachtree Street, NE, Suite 1600 Atlanta, Georgia 30309 (404) 572-4600	Jonathan H. Talcott E. Peter Strand Michael K. Bradshaw, Jr. Nelson Mullins Riley & Scarborough LLP 101 Constitution Avenue NW, Suite 900 Washington, DC 20001 (202) 689-2806

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED OCTOBER 23, 2023

PRELIMINARY PROSPECTUS

4,550,000 Shares

Common Stock

This is Shimmick Corporation’s initial public offering, and prior to this offering, there has been no public market for our common stock. We are offering 4,550,000 shares of our common stock and anticipate that the initial public offering price will be between $10.00 and $12.00 per share. We have applied for listing of our common stock on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “SHIM.”

We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

After the completion of this offering, our controlling stockholder (see “Principal Stockholders”) will continue to control a majority of the voting power of our common stock. As a result, although we do not expect to rely on the “controlled company” exemption, we will be a “controlled company” under the listing standards of Nasdaq and the rules of the Securities and Exchange Commission (“SEC”), and we will qualify for exemptions from certain corporate governance requirements. See “Management — Controlled Company Exemption.”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 20 of this prospectus for a discussion of some of the risks you should consider before investing.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	The underwriters will receive compensation in addition to the underwriting discounts and commissions. See “Underwriting.”

We have granted the underwriters an option, exercisable within 30 days of the date of this prospectus, to purchase a maximum of 682,500 additional shares of our common stock from us at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments of shares, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock to purchasers against payment on or about     , 2023.

Sole Book-Running Manager

Roth Capital Partners

Co-Manager

Craig-Hallum Capital Group

    , 2023

You should rely only on the information contained or incorporated by reference in this prospectus and in any free writing prospectus that we have authorized for use in connection with this offering. Neither we nor the underwriters have authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

NON-GAAP FINANCIAL MEASURES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”). We also supplement our consolidated financial statements with non-GAAP financial measures in this prospectus, including Adjusted net income (loss) and Adjusted EBITDA. For a discussion of the limitations on these measures and the rationales for using these measures see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

FISCAL YEAR

We operate on a 52-week or 53-week fiscal year ending on the Friday closest to December 31 each year. Our fiscal year is divided into four quarters of 13 weeks, each beginning on a Saturday and containing one 5-week period along with two 4-week periods. When a 53-week fiscal year occurs, we report the additional week in the fourth fiscal quarter. References to fiscal year 2022 are to our 52-week fiscal year ended December 30, 2022 and references to fiscal year 2021 are to our 52-week fiscal year ended December 31, 2021.

MARKET DATA AND FORECASTS

We are responsible for the disclosures contained in this prospectus. However, unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on information obtained from a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research.

Our estimates are derived from publicly available information released by third parties, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. None of the independent industry publications discussed in this prospectus were prepared on our behalf.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

This prospectus includes our trademarks, service marks and trade names, such as “Shimmick Corporation,” “SCCI National Holdings, Inc.,” “Shimmick,” “Shimmick Construction Company” and our “S” logo. While such marks and trade names are not registered, they are protected under certain applicable intellectual property laws and are the property of Shimmick Corporation and Subsidiaries. Solely for convenience, marks and trade names referred to in this prospectus may appear without the ™ symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to the fullest extent under applicable law.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that is important to you or that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the risk factors, financial data, and financial statements included herein, before making a decision about whether to invest in our common stock. Unless the context requires otherwise or we specifically indicate otherwise, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option. As used in this prospectus, unless the context otherwise requires or indicates, the terms “Shimmick,” “the Company,” “our company,” “we,” “our,” “ours,” and “us” refer to Shimmick Corporation and Subsidiaries.

Our Company

We are a leading provider of water and other critical infrastructure solutions nationwide. Through our predecessor entities, we have a long history of working on complex water projects, ranging from the world’s largest wastewater recycling and purification system in California to the iconic Hoover Dam. According to Engineering News Record, in 2022 we were nationally ranked as a top ten builder of dams and reservoirs (#1), water supply (#3), water treatment and desalination plants (#8) and mass transit (#9). We are led by industry veterans, many with over 20 years of experience, and work closely with our customers to deliver complete solutions, including long-term operations and maintenance.

The United Nations has stated that climate change is primarily a water crisis as water becomes more scarce, unpredictable, polluted, or a combination of all three. Climate change, along with other emerging issues like drinking water contamination, requires significant and complex solutions like those we provide. We believe we are entering a period of substantial investment in water solutions, with more than $60 billion already authorized by federal legislation. In addition to organic growth opportunities, the existing water industry is highly fragmented by geography and capability, and we believe there is significant opportunity to both further expand our core infrastructure services and provide new service through acquisitions.

We selectively focus on the following types of infrastructure projects:

•

Water Treatment: We expand, rehabilitate, upgrade, build and rebuild water and wastewater treatment infrastructure, including desalination plants. We implement complex cleantech treatment technologies including ozonation, biological activated carbon, membrane filtration, reverse osmosis, chemical treatment, and oxidation. We also conduct facility commissioning. Our projects and solutions aim to ensure access to clean and safe drinking water, protect public health, and reduce waterborne diseases. Our work contributes to protecting the environment by removing pollutants and contaminants from wastewater before it is released back into ecosystems. Additionally, water treatment infrastructure supports sustainable water management, which conserves this precious resource for future generations.

•

Water Resources: We build, expand, and improve water storage and conveyance, dams, levees, flood control systems, pump stations, and coastal protection. We also upgrade and expand dams, levees and locks along our nation’s waterways to enable continued emissions-reducing movement of goods. Select projects of ours enable reliable water supply, generate hydroelectric power, and control flooding, ensuring water availability and energy security. Our work contributes to protecting communities from flood damage to safeguard lives, property, and infrastructure.

•

Other Critical Infrastructure: We build, retrofit, expand, rehabilitate, operate, and maintain our nation’s critical infrastructure, including mass transit, bridges, and military infrastructure. We work on projects that we believe are vital for economic growth, social connectivity, and accessibility. We believe our projects enable smooth and efficient movement of people and goods, foster trade, address environmental sustainability, and improve quality of life for individuals and communities.

We were founded in 1990 in California. In 2017, AECOM acquired Shimmick and consolidated us with its existing construction services, which included former legacy construction operations from Morrison Knudsen, Washington Group International, and others. In January 2021, we began operating as an independent company under new private ownership. While our legacy companies have a long history operating in the United States, we have a limited operating history as an independent company. Following our separation from AECOM, we began a transformation to shift our strategy to meet the nation’s growing need for water and other critical infrastructure. We believe our competitive strengths, which are discussed below, position us to execute this strategy and capitalize on market opportunities. However, our limited operating history as an independent company and historical dependence on AECOM subject us to a number of risks, such as an inability to obtain necessary bonding and the need to incur additional operating expenses to create or supplement the corporate infrastructure necessary to operate as an independent company. We are also involved in ongoing disputes with AECOM, which could adversely impact our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — AECOM Sale Transactions” for a definition and discussion of the AECOM Sale Transactions and “Risk Factors — Risks Related to our Projects — We have a limited operating history as an independent company and have been historically dependent on our prior owner, AECOM,” “— Risks Related to Our Business and Industry — We are involved in ongoing disputes with our prior owner, AECOM, which could adversely impact our business,” “— We may be required to make additional payments to AECOM pursuant to contractual arrangements” and “— If AECOM defaults on its contractual obligations to us or under agreements in which we are a beneficiary, our business could be materially and adversely impacted” for a discussion of risks related to AECOM.

For the six months ended June 30, 2023 and July 1, 2022, we generated revenue of $319.3 million and $293.6 million, respectively, and net (loss) income attributable to Shimmick Corporation of $(19.6) million and $3.7 million, respectively. Adjusted EBITDA was $(2.9) million and $31.9 million for the six months ended June 30, 2023 and July 1, 2022, respectively. Adjusted net (loss) income was $(12.0) million and $22.7 million for the six months ended June 30, 2023 and July 1, 2022, respectively. For the years ended December 30, 2022 and December 31, 2021, we generated revenue of $664.2 million and $572.7 million, respectively, and net income attributable to Shimmick Corporation of $3.8 million and $45.4 million, respectively. Adjusted EBITDA was $47.0 million and $(193.6) million for the years ended December 30, 2022 and December 31, 2021, respectively. Adjusted net income (loss) was $29.5 million and ($184.3) million for the years ended December 30, 2022 and December 31, 2021, respectively. For reconciliations of Adjusted EBITDA and Adjusted net (loss) income to net (loss) income, in each case the most directly comparable GAAP financial measure, see “— Summary Selected Consolidated Financial Data” below.

As of June 30, 2023, we had a backlog of projects in excess of $1 billion, with over half of that amount comprised of water projects. We believe we have the ability to self-perform many of these projects, enabling us to compete for complex projects and differentiating us from many of our competitors. Self-performance also enables us to better control the critical aspects of our projects, reducing the risk of cost and schedule overruns.

Our Customers

Our project revenue and contracts come primarily from public customers such as federal, state, and local governments, including water districts, sanitation districts, irrigation districts, and flood control districts. Government backing provides financial stability and reliability, as public projects are funded by government entities with the authority to collect taxes and allocate funds. Diverse funding sources — grants, appropriations, loans, state and local taxes, and user fees — reduce dependence on a single source and enhance overall market stability.

Throughout our history, we have maintained and cultivated a strong presence in California. In 2022, more than half of our revenue was generated in California, the largest construction market in the United States. The amount of construction put in place for water infrastructure in California was $4.9 billion in 2022, according to S&P Global (“S&P”). Our revenue from water projects in California was less than 10% of the total California water market, indicating ample opportunity for us to grow our market share in California, where we believe we possess significant competitive advantages.

For example, we have detailed knowledge of the California market and have developed long-standing relationships with significant customers, including the Orange County Sanitation District (“OCSD”), the Orange County Water District (“OCWD”), the Metropolitan Water District of California (“MWD”), the Port of Long Beach, the Port of Los Angeles, the City of San Francisco, the City and County of Los Angeles, and other public agencies across the state. In addition to long-standing relationships with our customers, our decades of industry experience have supplied us with deep knowledge of the local workforce, subcontractors, and suppliers throughout California, which we believe provides us with a distinct pricing advantage and enables us to better manage risk.

We also have a long history of delivering solutions for the federal government, primarily building locks, dams, levees, and flood protection along the nation’s inland waterways and coasts. Our federal clients include the Navy and numerous U.S. Army Corps of Engineers (“USACE”) districts, including the Louisville District in Kentucky, the Rock Island District in Illinois, and the Nashville District in Tennessee. This work supports efficient transportation, which helps boost trade, reduce congestion on roads, and enhance our nation’s economy.

Our Growth Strategy

Following consummation of the AECOM Sale Transactions, we began a transformation to shift our strategy to meet the nation’s growing need for water and other critical infrastructure and grow our business. We are beginning to see the benefits of that transition. Projects that were secured prior to the AECOM Sale Transactions, including large scale projects with higher risk and lower margins, is being worked off and replaced with smaller and mid-sized projects with less risk and higher margins. As a result of our renewed strategic focus on water infrastructure, for the first time in company history, in September 2022, Shimmick was ranked in the top ten for dams and reservoirs, water supply, and water treatment and desalination by Engineering News Record.

Our growth strategies are as follows:

Organically Grow the Core Water and Critical Infrastructure Business. We seek to further expand our market share in water and other critical infrastructure to meet the nation’s needs for clean water, economic development, disaster mitigation, trade, and resilient infrastructure. We anticipate a prolonged and growing demand for the markets we currently serve, due to, among other things, growing coastal populations, climate change, drought and severe weather events, and increased activity along the inland waterways, where, according to the most recent ASCE Report Card for Inland Waterways, nearly 830 million tons of the nation’s goods are transported every year. Accordingly, we aim to increase the share of water projects as a percentage of our overall backlog. We plan to continue focusing on building infrastructure that meets our customer’s needs — like water reuse, recycling, and conservation — and capitalize on significant opportunities within our core market of California.

We believe that by carefully positioning ourselves in markets that have meaningful barriers to entry, as discussed below, we can realize meaningful advantages. For example, we target projects requiring highly technical or specialized scopes of work or in our core market of California, where we can leverage our deep knowledge of and relationships with customers, workforces, subcontractors, and suppliers. We believe this provides us with a distinct pricing advantage, as well as better risk management.

Enhance Profitability. With a consistent focus on profitability by our management team and growing demand for critical infrastructure, we believe we can further enhance margins through disciplined project selection and bidding. We believe that the need and funding for projects may exceed the industry’s capacity, enabling us to opportunistically target smaller specialized projects with less risk at higher margins.

We maintain a disciplined project evaluation process during which we look at a wide range of factors when determining which projects to bid. Certain criteria are considered at each stage of the pursuit process, which may include project size, location, customer, scope of work, availability of resources, anticipated competition, and project duration, among others. We selectively bid on projects that we believe offer an opportunity to meet our profitability objectives or that offer the opportunity to strategically grow our market share. In addition, we review our bidding opportunities to attempt to minimize concentration of work with any one customer or in tight labor markets.

We also believe that complex projects require companies like ours to have specific technical experience, the ability to obtain surety bonds, a trained workforce, geographic presence in key markets, and specialty equipment. These requirements, among others, present certain barriers to entry, limiting competition and enabling us to maintain selectivity and our desired level of profitability. Additionally, we believe the demand for services like ours is outpacing the industry’s ability to supply those services. As illustrated by a few of our recent bids, we were one of just three bidders on the Folsom Dam for USACE, one of two bidders for Control Upgrades at Plant No. 2 for the Orange County Sanitation District, and the sole bidder on the Regional Water Reclamation Facility for the Elsinore Valley Municipal Water District.

Expand Service Offerings for Water and Critical Infrastructure Through Strategic Acquisitions. Upon completion of this offering, we intend to complement our organic growth through strategic acquisitions. We will opportunistically evaluate strategic acquisitions that would enable us to pursue complementary markets or enter new geographies where we do not have an existing footprint. Specifically, we plan to target companies that expand our existing solutions to provide additional capabilities along the water value chain, such as solutions for influent and effluent water conveyance, physical, chemical and/or biological water treatment, water testing, commissioning and operations and maintenance or other services which provide additional recurring revenue opportunities. Our industry includes a number of companies whose growth potential we believe has plateaued absent additional capital infusion or that otherwise may be seeking a liquidity event, which we believe presents opportunities for us to further our growth through strategic acquisitions. We believe the proceeds from this offering, along with existing cash on hand, publicly traded stock and access to the capital markets, will enable us to leverage our established platform and the acquisition experience of our management team to capitalize on future acquisition opportunities and accelerate our growth.

Our Competitive Strengths

With decades of industry experience and a track record of delivering water and other critical infrastructure projects, we believe we are well-positioned to address market trends and meet the growing needs of our current and prospective customers. We believe our long-standing customer relationships, revenue stability, market-leading positions in key markets, effective risk management, presence in key geographies, and a commitment to talent development further contribute to our future success.

Track Record of Water and Other Critical Infrastructure. Through our decades of experience, we have developed efficient processes and controls that allow us to successfully deliver critical infrastructure projects. Our strategy shift to focus on water treatment facilities, dams, locks, and levees, coupled with recent and strong underlying market dynamics, has helped us become a market leader.

Self-Performance of Contracts. We believe we are differentiated from our competitors by our ability to self-perform virtually all aspects of the critical infrastructure projects we build. We believe our ability to self-perform these project scopes makes us more competitive, as we are able to confidently estimate the cost of each job package given our expertise, track record, and expectation that we will self-perform up to 80% of the elements in a typical construction contract. Self-performance offers numerous benefits, both internally and for our customers, including: better cost and quality control, greater control over work sequencing to reduce potential delays, increased flexibility and responsiveness, and a single point of accountability for our customers, all of which simplify project management. Self-performance also creates additional value by enabling us to capture profit margin that would typically be shared with subcontractors.

Customer and Revenue Stability. In 2022, the vast majority of our revenue was derived from public projects. Our public customers include water districts, sanitation districts, irrigation districts, flood control districts, USACE, cities, counties, and others. Government backing provides financial stability and reliability, since public projects are funded by government entities with the authority to collect taxes and allocate funds. Long-term planning and public interest behind infrastructure projects help ensure consistent funding allocation. Governments also have legal obligations to provide and maintain essential infrastructure, further solidifying the stability of public funding. Diverse funding sources — grants, appropriations, loans, state and local taxes, and user fees — reduce dependence on a single source and enhance overall market stability. Additionally, countercyclical investment, like federal stimulus during economic downturns, contributes to the stability of public funding. We believe this strategy enables us to better manage our business through market cycles.

Framework for Managing Construction Projects and Contract Risk. Our long history in these markets provides us with an understanding of the various risks of infrastructure construction. Following the AECOM Sale Transactions, we enhanced our monitoring and risk management practices applied throughout the entire project lifecycle, including the bid process, pre-construction planning activities, and construction. Our senior management reviews all bid proposals prior to submission, thereby increasing accountability and an understanding of the financial and operating risks and opportunities of our contracts. We maintain a database of prior contract proposals and records from completed projects, such as raw material requirements and costs, labor requirements and costs, and equipment needs, enabling us to rely on our institutional knowledge when estimating project costs in developing new proposals.

Long-Term Relationships with Customers and Partners. Over the past 30 years, we have developed strong relationships with major infrastructure owners including the Orange County Water District, the City of San Diego, Bay Area Rapid Transit, the Ports of Long Beach and Los Angeles, the City of San Francisco, and the City and County of Los Angeles. Elsewhere, we have delivered work for numerous USACE districts, including Louisville, Kentucky, Rock Island, Illinois, Omaha, Nebraska, and Nashville, Tennessee. In fact, most of our revenue in 2022 was generated from repeat customers, leveraging established relationships, familiarity with expectations, and enhanced collaboration for improved outcomes.

Strong Culture and Values with a Commitment to Talent Development. We seek to foster a culture of professional development for each employee. We focus on hiring and retaining highly talented employees with diverse backgrounds and empowering them to create value for our stockholders. We believe our success is dependent on employee understanding of and investment in their role in that value creation. We recruit many of our new employees from a network of approximately two dozen college campuses, where we seek to identify diverse candidates with a desire to develop as construction and engineering professionals and who have key intangible qualities in addition to academic credentials. We believe that our culture, combined with the opportunity to work on complex projects, provides unique opportunities for our employees to grow within our organization. We also encourage our employees to take proactive steps to advance their development and we support our employees in achieving the Professional Engineer designation. Our commitment to career and leadership development is evidenced in our core values, which include Safety, Achievement, Transparency, Empowerment and Responsibility, Authentic Relationships and Mutual Trust and Support. As a guiding principle, we are committed to supporting our employees as they develop their careers.

Experienced Executive Team with Significant Equity Incentive. Many members of our senior leadership team have over 20 years of industry experience and have worked together for over a decade. Additionally, as of June 30, 2023, members of our management team currently held vested and unvested stock options representing over 15% of our common stock on a fully-diluted basis (or over 12.5% after giving effect to this offering), which will significantly align their interests with stockholders.

Our Projects

We have historically pursued publicly funded water and other critical infrastructure projects. These projects include water and wastewater treatment, water conveyance (pipes, pump stations, irrigation and drainage channels), water storage (dams, reservoirs, weirs), flood protection (levees, flood walls), and environmental projects (species protection, fish ladders, hatcheries), as well as other critical infrastructure. These projects enhance connectivity, trade and economic growth.

As noted above, we have the ability to self-perform virtually all aspects of the critical infrastructure projects we build. However, at times, we may enter into joint venture arrangements on certain projects where it is necessary or desirable to share expertise, risk and resources. Joint venture partners typically provide independently prepared estimates, shared equipment, and often bring local knowledge and expertise. For example, our three largest joint venture partners, which account for approximately 93% of the joint venture arrangement backlog amount as of June 30, 2023, bring structural steel expertise related specifically to retrofitting tainter gates, structural steel erection and construction manager and general contractor expertise. The services we self-perform versus those we rely upon subcontractors and joint venture partners to perform vary from project to project. Our decision regarding whether to self-perform work required depends on multiple factors, including location, availability of subcontractors, availability of craft, size of project, risk management objectives, scope and cost of self-performing versus subcontracting. The work performed through joint venture arrangements is done on an integrated basis, meaning we and our joint venture partners operate as an integrated company with shared cost and risk. As of June 30, 2023, we had a backlog of projects of $1.3 billion, approximately $142 million, or 11%, of which are through our joint venture arrangements.

Water Treatment

Our experience in the water treatment space includes a wide range of treatment technologies. For example, for Orange County’s Groundwater Replenishment System Expansion, we delivered a three-step advanced process consisting of microfiltration, reverse osmosis and ultraviolet light with hydrogen peroxide to produce water that meets and exceeds state and federal drinking water standards. The new 30 million gallon per day (“MGD”) expansion, completed in 2023, created an additional 31,000 acre-feet per year of new water supply and expanded the facility’s capacity to provide water for one million people.

Desalination, another treatment process, removes salt and other impurities from seawater or brackish water to produce freshwater and provides a reliable and alternative source of freshwater in regions facing water scarcity. Desalination also supports economic development and population growth in arid coastal areas. Although desalination plants come with unique environmental and regulatory challenges, desalination remains an important part of a larger, multi-billion dollar strategy to address drought and water scarcity in California, according to the California Water Boards Water Supply strategy, published in August 2022. For example, in 2020 the California Department of Water Resources awarded over $82 million in Proposition 1 desalination grants to support 20 projects. One of the projects that has received Proposition 1 funding is the Antioch Desalination Plant. To combat the increase in water salinity, Shimmick is adding a desalination reverse osmosis treatment train to this existing plant in Antioch. This work will enable the plant to continue to provide a drought-resistant water supply, reduce reliance on imported water, enhance water reliability, support agricultural needs, and contribute to the overall water security and sustainability in the San Joaquin Delta System and surrounding areas. Also, in 2018, we expanded the Robert W. Goldsworthy Desalter facility in Los Angeles County. Using reverse osmosis, the facility processes salty, brackish groundwater to create fresh, potable water. We also improved the facility’s reverse osmosis capabilities, installing new filter membranes and analysis and monitoring instrumentation.

Water Resources

According to Engineering News Record, we were the nation’s largest builder of dams and reservoirs and third largest builder of water supply systems in 2022. These critical infrastructure projects control flooding, store and supply water, and improve water quality to meet public demands. We also improve locks along the nation’s inland waterways, enabling the efficient and emissions-reducing transportation of goods, supporting commerce, and connecting regions for economic growth and trade.

At the LaGrange Lock and Dam in Illinois, USACE chose us to perform a major rehabilitation of the more than 80-year-old dam along one of the main inland waterways. According to the most recent ASCE Report Card for inland waterways, barges transport nearly 830 million tons of the nation’s goods every year along these navigable rivers, canals, and channels. Additionally, we recently completed the Rapid Disaster Infrastructure program, building more than five miles of levees in Missouri to protect the area from flooding. A Shimmick-led joint venture also replaced an aging lock and dam and constructed the new Olmsted Dam on the Ohio River. With the Olmsted lock and dam replacement, economic net benefits to the nation are estimated to be more than $640 million annually, according to the same ASCE Report Card.

In California, as part of a joint venture, we recently secured a project for USACE to raise the main dam in Folsom. The project, set for completion in 2027, will enhance flood control by increasing temporary storage capacity of the reservoir by 43,000 acre-feet, reducing flood risk in the greater Sacramento area.

Other Critical Infrastructure

Critical infrastructure refers to the systems, assets, and facilities that are essential for the functioning and well-being of our nation. They are vital for maintaining national security, public health and safety, and economic stability. Disruptions or failures in critical infrastructure can have significant consequences and impact the functioning of society.

Our most recent example of critical infrastructure delivered for the military was the Point Loma Navy Fuel Pier Replacement. This project was necessary to ensure the safe and efficient refueling of naval ships and to meet current operational and safety standards. We demolished and removed the existing pier, installed a new fueling pier, and performed other security improvements to enhance the Navy’s ability to maintain its fleet of surface ships, submarines, and other vessels.

Our Market Opportunity

Due to water’s essential nature, climate change, coastal population growth, aging infrastructure, regulatory requirements, infrastructure resilience needs, and technological advancements, we anticipate the demand for water infrastructure to continue to grow. Aging infrastructure requires maintenance and upgrades, while regulatory standards, as well as new extreme weather patterns, like droughts, drive the need for conveyance, new facilities and treatment technologies. Additionally, water infrastructure is critical and, in many cases, life-sustaining, and less impacted by economic downturns than other markets like residential or commercial construction. We believe these and other factors contribute to the sustained demand for water infrastructure, for which we have already seen a significant increase in authorized spending.

The Infrastructure Investment and Jobs Act (“IIJA”), passed in November 2021, authorized the spending of $1.2 trillion over five years to expand access to clean drinking water, rebuild the nation’s transportation system, and address climate change, among other initiatives. Of the $1.2 trillion in supplemental spending authorized by the IIJA, more than $50 billion will go to the Environmental Protection Agency (“EPA”) to strengthen the nation’s drinking water and wastewater systems, representing the single largest investment in water ever by the federal government and representing a significant, multi-year market opportunity for Shimmick.

According to S&P, water and other critical infrastructure spending is forecasted to have a compound annual growth rate (“CAGR”) of 5% between 2023 and 2027. Additionally, because projects often take several years to plan and advertise, we believe the bulk of the newly authorized spending is yet to come. According to Dodge Data’s 2023 second quarter forecast, just 35% of the IIJA funding has flowed to projects thus far, with the bulk of spending coming in future years.

Management considers the size of our market opportunity to be the total market opportunity for all companies similarly situated to meet the demand for water infrastructure, which includes our current competitors and any future market entrants. We estimate that the total market opportunity for water infrastructure is forecasted to be in excess of $60 billion per year, and given current competitors and future market entrants, we will likely only be able to convert on a portion of that market opportunity. Furthermore, the federal government and our private clients may face challenges implementing the funding allocated to them, which would decrease the size of the total estimated market opportunity.

California

One of California’s major economic drivers is water availability. Seventy-five percent of California’s water supply comes from watersheds north of Sacramento, while the state’s highest demand comes from the south. This requires an extensive network of water conveyance, storage, and other infrastructure to deliver water where it is most needed. As the most populous state in the U.S., California delivers drinking water to around 40 million people through a robust network of water facilities. California maintained more than 420 wastewater treatment plants and processed more than five million acre-feet, or nearly two trillion gallons, of influent and effluent water in 2021.

California’s water infrastructure has deteriorated over the last several decades. The EPA 2018 Drinking Water Infrastructure Needs Survey and Assessment determined that the cost of California’s water infrastructure needs to be increased to over $51.0 billion. California’s needs include an estimated $31.6 billion to improve drinking water transmission, $9.2 billion for water treatment and $7.0 billion for water storage. According to S&P, the size of the California water and transportation infrastructure market, the largest market in which we operate, will be approximately $23 billion in 2024. It is projected to grow nearly 30% faster than the national average, with a CAGR of approximately 7% between 2023 and 2027.

Federal

According to an April 2023 Congressional Resource Service report, the IIJA provided $17.1 billion in direct, emergency appropriations to USACE for construction (68%), operations and maintenance (23%) and Mississippi River and Tributaries (5%). Much of this funding is being allocated directly to the core markets in which we operate, including $2.5 billion to inland waterways and another $5 billion to coastal and inland flood management. The remainder is slated for aquatic ecosystem restoration, pilot programs for flood risk, and other programs.

In addition to the IIJA, the Bipartisan Budget Act, passed in 2018, authorized $15 billion for construction for projects like the Sabine Pass to Galveston Bay Coastal Storm Risk Management Program that will reduce risk from coastal storm surges along the Texas coast. Shimmick is currently pursuing this important project, and if prequalified, will be granted the opportunity to bid task orders under the $7 billion Multiple Award Task Order Contract (“MATOC”). The USACE has already prequalified Shimmick for two other MATOCs this year — the Huntington Land Based Construction MATOC (“Huntington MATOC”) and the Nashville Construction MATOC (“Nashville MATOC”). Shimmick is one of two large businesses prequalified on Huntington MATOC and one of four large businesses prequalified for Nashville MATOC. MATOCs limit competition to a subset of prequalified competitors and offer significant, long-term project and revenue opportunities.

Both the IIJA and the Bipartisan Budget Act are supplemental to the USACE’s annual budget, which in recent years has been approximately seven to eight billion dollars annually, historically reflecting modest year-over-year increases. This funding is directly appropriated to USACE for projects outlined in its annual work plans.

Our Industry

Several long-term trends, including the impact of climate change, the deterioration of aging infrastructure, and coastal population growth, have resulted in a renewed focus on infrastructure development and funding in the United States. Droughts and flooding in the west, along with extreme weather along coastal states, have demonstrated the need for expanded water and storm water infrastructure, flooding mitigation and disaster recovery efforts. In addition, our nation’s infrastructure, much of it built more than 50 years ago, has deteriorated over the last several decades.

The demand for water infrastructure stems from multiple factors driving the need for reliable water management systems. Growing urbanization and industrialization have amplified water consumption, putting pressure on existing water supply networks. Furthermore, aging infrastructure in many regions requires significant upgrades and modernization to ensure clean water delivery, effective flood control, and efficient navigation.

Critical infrastructure ensures the efficient movement of goods and people, supports economic growth, and enhances connectivity between regions. Major economic drivers for these projects include increasing international trade, urbanization, and population growth. As governments and private entities continue to invest in upgrading and expanding infrastructure to meet these demands, opportunities for innovative solutions and technologies are expected to flourish.

Based on these and other factors, we believe that demand for construction and ongoing maintenance of water and other critical infrastructure projects will continue to increase.

Water Treatment

In the United States, the delivery of drinking water, wastewater treatment, and stormwater services rely on a comprehensive network of treatment plants, pumps, pipes, storage facilities, and other essential components. According to an American Society of Civil Engineers (“ASCE”) Report, more than 50,000 drinking water systems distribute 39 billion gallons of drinking water to U.S. homes, industries, and other businesses. These systems are regulated by the EPA and state agencies under the Safe Drinking Water Act. The drinking water systems in the United States have been assessed as poor/at-risk, with a grade of C- by the ASCE.

With over 16,000 publicly owned wastewater treatment systems, centralized plants are expected to handle a larger share of wastewater treatment due to urban growth. These systems are currently operating at an average of 81% of their design capacity, with 15% exceeding capacity. Many systems built in the 1970s under the Clean Water Act are reaching the end of their expected 40 to 50-year lifespan. Nationwide, water pipes average 45 years old, and some components are over a century old, despite an expected lifespan of 50 to 100 years.

Water Resources

According to the America’s ASCE Infrastructure Report Card, there are over 91,000 dams with an average age of 57 years across the U.S. Approximately 15,600 dams in the United States are classified as high-hazard structures, with an estimated rehabilitation cost for non-federal dams of nearly $20 billion.

The inland waterway network in the United States is comprised of approximately 12,000 miles of inland navigation channels as well as an additional 11,000 miles of intracoastal waterways owned and operated by the USACE. Most of the locks and dams are well past their 50-year design life. According to the ASCE’s 2021

America’s Infrastructure Report Card, the USACE backlog of authorized projects that are waiting for appropriations funding, which includes the nation’s inland waterway locks and dams, is $6.8 billion. The agency reports a navigation backlog of $2.7 billion annually in unmet maintenance work activities. Estimates show the need to rehabilitate federal dams is approximately $27.6 billion.

Industry Drivers and Trends

We believe our core markets of water and other critical infrastructure are in the midst of a prolonged expansion, driven by several macro-economic and geopolitical trends, including the following:

Climate change and extreme weather events. The U.N. Intergovernmental Panel on Climate Change 2023 report highlighted that climate change has affected water security due to warming, changing precipitation patterns, and greater frequency and intensity of climatic extremes. Sea-level rise, droughts and flooding continue to affect highly populated areas, including coastal populations. As of October 2023, the U.S. National Oceanic and Atmospheric Administration (“NOAA”) indicated that more than 90 million people are currently being affected by droughts and 40 states are experiencing moderate droughts or worse. At the same time, other parts of the country are seeing extreme flooding. According to NOAA, there were 40 tropical cyclone and flooding events in the United States from 2013 to 2023, with an aggregate cost of approximately $730.0 billion.

In coastal regions, rising sea levels and storm surges pose risks to low-lying areas. For example, California has a coastal population of more than 25 million people, according to the Office of Coastal Management’s 2023 estimate, which is anticipated to be significantly affected by climate change.

Aging infrastructure. Our nation’s infrastructure — much of it built more than 50 years ago — has deteriorated over the last several decades and is in need of major upgrades and expansions. In its 2021 America’s Infrastructure Report Card, the ASCE graded America’s overall infrastructure as a C- with many of our target markets graded in the Ds. The report estimated that the cumulative needed investment in infrastructure in the United States for the 10 years from 2020 to 2029 was in excess of $2.6 trillion. The ASCE report estimated that by 2039, failure to improve our infrastructure could cost over $10.0 trillion in lost U.S. Gross Domestic Product (“GDP”).

Additionally, the replacement of old, lead pipes is required to protect public health. The EPA estimates that 9 million lead pipes currently deliver drinking water to homes and businesses across the U.S., putting millions at risk for neurological damage and coronary heart disease. Recognized as a serious public health risk, the IIJA includes $15 billion to replace lead pipes across the United States.

Increasing regulations to safeguard public health and address contaminants. Given the widespread exposure to perfluoroalkyl and polyfluoroalkyl substances (“PFAS”) — harmful, long-lasting chemicals that have been found in our nation’s water supply — state legislatures and the federal government are acting to mitigate the public health impacts and environmental degradation that these chemicals have caused, according to the National Conference for State Legislatures. The IIJA dedicates $10 billion in funding for communities impacted by emerging contaminants in water, including PFAS. In 2021, the EPA released a PFAS roadmap to prevent unsafe new PFAS chemicals from entering the market and protect public health.

As part of this roadmap, in 2023 the EPA took steps to designate PFAS chemicals as hazardous substances under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). CERCLA establishes liability for owners, operators, generators and others, potentially making entities that handle designated PFAS liable for recovery and remediation costs related to PFAS.

Water conservation and efficiency. According to a 2021 Nasdaq report, contracts for water reuse have surpassed those for desalination. Water recycling offers cost savings, lower energy requirements, and enhanced environmental benefits. In addition to being more economical than desalination, it minimizes the necessity for expanding production capacity and transforms wastewater treatment plants from cost centers into profit centers.

Recent Developments

Set forth below are preliminary estimates of selected unaudited financial and other information for the three months ended September 29, 2023 and actual unaudited financial results and other information for the three months ended September 30, 2022. Our full unaudited condensed consolidated financial statements as of and for the three months ended September 29, 2023 are not yet available and will not be available until after the completion of this offering. The following information reflects our preliminary estimates based on currently available information and is subject to change. We have provided ranges, rather than specific amounts, for the preliminary estimates of the financial information described below primarily because our financial closing procedures for the three months ended September 29, 2023 are not yet complete and, as a result, our final results upon completion of our closing procedures may vary from the preliminary estimates.

	Three Months Ended
	September 30, 2022	September 29, 2023
(In thousands, unaudited)	Actual	Low	High
Revenue	$184,637	$173,000	$177,000
Net Income	$17,831	$32,000	$36,000
Adjusted EBITDA	$25,600	$39,600	$45,500
Cash on hand	$80,558	$61,000	$63,000

•

For the three months ended September 29, 2023, we expect to report revenue in the range of $173.0 million to $177.0 million. The expected decrease in revenue as compared to the three months ended September 30, 2022 was primarily driven by five projects winding down and nearing completion for a combined amount which exceeded the offset of five new projects starting up.

•

For the three months ended September 29, 2023, we expect to report net income in the range of $32.0 million to $36.0 million, as compared to net income of $17.8 million for the three months ended September 30, 2022. The expected net income was primarily driven by a gain on the sale of non-core business contracts, partially offset by prior year gains recognized for the settlement of claims projects.

The following table reconciles expected net income to Adjusted EBITDA, which is a non-GAAP measure, for the three months ended September 29, 2023, and reconciles actual net income to Adjusted EBITDA for the three months ended September 30, 2022:

	Three Months Ended
	September 30, 2022	September 29, 2023
(In thousands, unaudited)		Low	High
Net income attributable to Shimmick Corporation	$17,831	$32,000	$36,000
Depreciation and amortization	$4,005	$4,400	$4,800
Interest expense	$15	$450	$550
Income tax expense	$17	$—	$100
Changes in fair value of contingent consideration	$56	$(300)	$(400)
IPO and transaction-related costs (1)	$700	$1,000	$2,100
Stock-based compensation	$884	$450	$550
Legal fees and other costs for a legacy loss job (2)	$2,092	$1,600	$1,800

Adjusted EBITDA	$25,600	$39,600	$45,500

(1)

We expect to record between $1.0 million and $2.1 million in transaction-related costs in the three months ended September 29, 2023 and we recorded $0.7 million in the three months ended September 30, 2022.

(2)	Consists of legal fees and other costs incurred in connection with claims relating to a legacy project.

Inclusion of Preliminary Consolidated Financial and Operational Information

The preliminary consolidated financial and operational information included in this prospectus reflects management’s estimates based solely upon information available to us as of the date of this prospectus and is the responsibility of management. The preliminary consolidated financial results presented above are not a comprehensive statement of our financial results for the three months ended September 29, 2023 and September 30, 2022 and have not been audited, reviewed or compiled by our independent registered public accounting firm, Deloitte & Touche LLP (“Deloitte”). Accordingly, Deloitte does not express an opinion and assumes no responsibility for, and disclaims any association with, such preliminary consolidated financial results and operational information. The preliminary consolidated financial results presented above are subject to the completion of our financial closing procedures, which have not yet been completed. Our actual results for the three months ended September 29, 2023 and September 30, 2022 will not be available until after this offering is completed and may vary from these estimates. For example, during the course of the preparation of the respective consolidated financial statements and related notes, additional items that would require adjustments to be made to the preliminary estimated consolidated financial results presented above may be identified. While we do not expect that our actual results for the three months ended September 29, 2023 will vary materially from the preliminary consolidated financial results presented above, there can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Commitment to Environmental, Social and Governance (“ESG”) Initiatives

We seek to deploy operational best practices for winning, executing, and supporting the work we do, much of which is designed to achieve environmental or social goals such as clean water or building infrastructure to withstand extreme weather events or other natural disasters. These best practices, tools, and techniques have been developed for key areas of Shimmick’s operations. One of these key areas is Safety, Health, and Environmental (“SH&E”). We seek to achieve SH&E success through a comprehensive, internal program that incorporates SH&E standards and innovative techniques, with the ultimate goal of achieving zero work-related injuries or illnesses and preventing damage to property and the environment. Our SH&E program includes specific guidelines to protect people and the environment and includes environmental compliance maps, environmental impact assessments, environmental management plans, environmental compliance checklists, and a workflow outlining how to manage environmental compliance.

Additionally, we aim to create an inclusive and equitable workplace. For example, in 2021, Shimmick established a mission to empower and support women by providing professional and personal development opportunities. We founded Women at Shimmick, an employee resource group charged with improving the experiences of women at Shimmick, providing programs, events, activities, and other opportunities for professional and personal development for women. The group aims to build awareness of women’s experience among the general employee population, recruit and retain more high performing women, and increase the number of women in leadership positions. In the group’s first year, survey results indicated improvement in key areas including welcoming, leadership and development opportunities, building awareness among the general employee population, and recognition.

For further information on our ESG disclosures see “Business — Environmental, Social and Governance (ESG).” In addition, we are committed to providing transparent disclosures on our human capital management. See “Business — Human Capital Management.”

Controlling Stockholder

GOHO, LLC (our “controlling stockholder”) holds all of the outstanding shares of our common stock. GOHO, LLC is controlled by Mitchell B. Goldsteen, our Executive Chairman. We expect our controlling stockholder will beneficially own approximately 82.8% of our common stock immediately following consummation of this offering (or approximately 80.7% if the underwriters exercise their option to purchase additional shares of common stock in full). Therefore, our controlling stockholder will be able to have a significant influence over fundamental and significant corporate matters and transactions. Although we do not expect to rely on the “controlled company” exemption, we will be a “controlled company” under the listing standards of Nasdaq and the rules of the SEC and we will qualify for exemptions from certain corporate governance requirements. See “Management — Controlled Company Exemption” and “Risk Factors — Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock.”

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including the risks discussed in the section entitled “Risk Factors,” before deciding to invest in our common stock. Risks relating to our business include, among others:

•	the nature of our contracts, particularly those that are fixed-price, subjects us to risks associated with cost overruns, operating cost inflation and potential claims for liquidated damages,

•	design-build contracts subject us to the risk of design errors and omissions,

•	we could incur material costs and losses as a result of claims that our materials do not meet regulatory requirements or contractual specifications,

•

force majeure events, such as natural disasters, epidemics, pandemics and terrorists’ actions, could negatively impact our business, which may affect our financial condition, results of operations or cash flows,

•

our subcontractors may fail to satisfy their obligations to us or other parties, or we may be unable to maintain these relationships, either of which may have a material adverse effect on our business, financial condition, results of operations, profitability, cash flows and growth prospects,

•

although the water infrastructure market is relatively less susceptible to fluctuations in the market, economic downturns or reductions in government funding of infrastructure projects could reduce our revenue and profits and have a material adverse effect on our results of operations,

•	our limited operating history as an independent company following our separation from AECOM,

•	an inability to obtain bonding could limit the aggregate dollar amount of contracts that we are able to pursue,

•	disputes with our prior owner, AECOM, and requirements to make future payments to AECOM,

•	our dependence on a limited number of customers could adversely affect our business and results of operations,

•

our dependence on subcontractors and suppliers of materials could increase our costs and impact our ability to complete contracts on a timely basis or at all, which would adversely affect our profits and cash flows,

•	acquisition activity presents certain risks to our business, operations and financial condition, and we may not realize the financial and strategic goals contemplated at the time of a transaction,

•	amounts included in our backlog may not result in actual revenue or translate into profits, as our backlog is subject to cancellation and unexpected adjustments,

•	our use of the input method of revenue recognition based on costs incurred relative to total expected costs could result in a reduction or reversal of previously recorded revenue and profits,

•	pandemics and public health emergencies, such as the COVID-19 pandemic, could materially disrupt our business and negatively impact our results of operations, cash flows and financial condition,

•

both we and our customers use certain commodity products that are subject to significant price fluctuations, and these fluctuations may have a material adverse effect on both our and our customers’ financial condition, results of operations and cash flows, as well as our customers’ investment decisions,

•

our failure to comply with the regulations of Occupational Safety and Health Administration (“OSHA”) and state and local agencies that oversee transportation and safety compliance could adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects,

•

a change in tax laws or regulations of any federal or state jurisdiction in which we operate could increase our tax burden and otherwise adversely affect our business, financial condition, results of operations, and cash flows,

•	a failure to fully or promptly recover customer claims could have a material adverse impact on our liquidity and financial results,

•

although climate change and increasing regulations often drive demand for water infrastructure, climate change, and related legislative and regulatory responses to climate change, may have a long- term impact on our business,

•	deterioration of the United States economy could have a material adverse effect on our business, financial condition and results of operations,

•	we have broad discretion as to the use of the net proceeds from this offering and may not use them effectively, and

•	raising additional capital by issuing securities may cause dilution to our stockholders.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For so long as we are an emerging growth company, we will, among other things:

•	not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”),

•	not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of Securities Exchange Act of 1934, as amended (the “Exchange Act”),

•	not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act,

•	be exempt from any rule adopted by the Public Company Accounting Oversight Board, requiring mandatory audit firm rotation and identification of critical audit matters, and

•	be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

We will continue to qualify as an emerging growth company until the earliest of:

•	the last day of our fiscal year following the fifth anniversary of the date of our initial public offering,

•	the last day of our fiscal year in which we have annual gross revenue of $1.235 billion or more,

•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt, and

•

the date on which we are deemed to be a “large accelerated filer,” which will occur at such time as we (1) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700.0 million or more as of the last business day of our most recently completed second fiscal quarter, (2) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (3) have filed at least one annual report pursuant to the Exchange Act.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

For risks related to our status as an emerging growth company and a smaller reporting company, including the potential impact of reduced financial reporting and disclaimer requirements see “Risk Factors — Risks Related to the Offering and Ownership of Our Common Stock — We are an emerging growth company and a smaller reporting company, and because we take advantage of specified reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies, our financial statements may not be comparable to companies that comply with public company effective dates, which may make our common stock less attractive to investors.”

Corporate Information

Shimmick Corporation, the issuer of the common stock in this offering, was incorporated on October 18, 2019 as a Delaware corporation. On September 12, 2023, we effected a name change from “SCCI National Holdings, Inc.” to “Shimmick Corporation”. Our business is conducted through Shimmick Construction Company, Inc. and our other operating subsidiaries. Shimmick was founded in 1990 in California and operated as a regional infrastructure construction contractor throughout California for nearly 30 years. In 2017, AECOM acquired us and consolidated us with its existing construction services, which included former, legacy construction operations from Morrison Knudsen, Washington Group International, and others. In January 2021, we consummated the AECOM Sale Transactions and began operating as an independent company under new private ownership.

Our principal executive offices are located at 530 Technology Drive, Suite 300, Irvine, CA 92618, and our telephone number is (510) 777-5000. Our principal website address is www.shimmick.com. The information on, or that can be accessed through, our website is not incorporated into this prospectus and is not part of this prospectus. We have included our website address as an inactive textual reference only.

THE OFFERING

Issuer	Shimmick Corporation

Common stock offered by us	4,550,000 shares.

Option to purchase additional shares of common stock	The underwriters have a 30-day option extending from the date of this prospectus to purchase up to an additional 682,500 shares of common stock from us to cover over-allotments.

Common stock outstanding immediately after this offering	26,468,877 shares (or 27,151,377 shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting the underwriters’ discounts and commissions and our estimated offering expenses, will be approximately $41.8 million (or $48.8 million if the underwriters exercise their option to purchase additional shares of common stock in full). We intend to use the net proceeds from this offering to repay all outstanding borrowings under our Revolving Credit Facility Agreement (as defined below), with the remaining amounts for working capital and other general corporate purposes, including the potential funding of future opportunistic acquisitions. See “Use of Proceeds.”

Dividend policy	After the consummation of this offering, we do not anticipate that we will declare or pay regular dividends on our common stock in the foreseeable future, as we generally intend to invest any future earnings in the development and growth of our business.

Risk factors	You should carefully consider all of the information set forth in this prospectus and, in particular, the specific factors set forth under “Risk Factors” on page 19, before deciding whether to invest in our common stock.

Principal stockholder and “controlled company” exemption	After the completion of this offering, our controlling stockholder (see “Principal Stockholders”) will continue to control a majority of the voting power of our common stock. As a result, although we do not expect to rely on the “controlled company” exemption, we will be a “controlled company” under the listing standards of Nasdaq and the rules of the SEC, and we will qualify for exemptions from certain corporate governance requirements.

Proposed Nasdaq ticker symbol	“SHIM.”

Except as otherwise indicated, all information in this prospectus:

•	excludes 4,340,270 shares of common stock issuable upon exercise of options to purchase shares of common stock outstanding at a weighted average exercise price of $1.26 per share;

•	excludes 3,841,274 shares of common stock reserved for issuance following this offering under our equity plans;

•	gives effect to the 2.7386-for-1 stock split of our common stock, which was effected on October 23, 2023;

•	gives effect to amendments to our amended and restated certificate of incorporation and amended and restated by-laws to be adopted prior to the completion of this offering; and

•	assumes no exercise of the underwriters’ option to purchase additional shares of common stock in this offering.

Summary Selected Consolidated Financial Data

The following table sets forth summary selected consolidated financial information as of the dates and for the periods represented. The financial data as of and for the six months ended June 30, 2023 and July 1, 2022 and the fiscal years ended December 30, 2022 and December 31, 2021 have been derived from our audited financial statements and our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The results of operations for any period are not necessarily indicative of the results to be expected for any future period.

The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Per share data in the table below gives effect to the 2.7386-for-1 stock split of our common stock, which was effected on October 23, 2023.

	Six Months Ended		Fiscal Year Ended
(In thousands, except per share data)	June 30, 2023	July 1, 2022	December 30, 2022	December 31, 2021
Revenue	$319,297	$293,578	$664,158	$572,666
Cost of revenue	313,532	288,206	640,643	705,470

Gross margin	5,765	5,372	23,515	(132,804)

Selling, general and administrative expenses	32,502	28,929	60,442	77,519
Amortization of intangibles	1,316	1,316	2,632	2,632

Total operating expenses	33,818	30,245	63,074	80,151

Equity in earnings of unconsolidated joint ventures	6,993	38,776	52,471	1,067
Gain on sale of property, plant and equipment	1,680	10	—	—

(Loss) income from operations	(19,380)	13,913	12,912	(211,888)

Bargain purchase gain	—	—	—	233,147
Other (expense) income, net	(264)	(9,551)	(8,731)	453

Net (loss) income before income taxes	(19,644)	4,362	4,181	21,712

Income tax (expense) benefit	—	(1,257)	(1,274)	24,122

Net (loss) income	(19,644)	3,105	2,907	45,834

Net (loss) income attributable to non-controlling interests	(7)	(605)	(853)	431

Net (loss) income attributable to Shimmick Corporation	$(19,637)	$3,710	$3,760	$45,403

Net (loss) income attributable to Shimmick Corporation per common share
Basic	$(0.90)	$0.17	$0.17	$2.07

Diluted	$(0.90)	$0.17	$0.17	$2.07

(In thousands) Condensed Consolidated and Consolidated Balance Sheet Data	June 30, 2023	December 30, 2022	December 31, 2021
Cash and cash equivalents	$61,295	$77,762	$73,176
Total current assets	263,279	233,476	255,163
Total assets	443,754	446,799	491,996
Total current liabilities	316,895	340,944	388,662
Total liabilities	410,711	395,204	444,975
Total stockholder’s equity	33,043	51,595	47,021

Adjusted net income (loss) and Adjusted EBITDA are non-GAAP financial measures. We believe, however, that Adjusted net income (loss) and Adjusted EBITDA are meaningful to our investors to enhance their understanding of our financial performance. We understand that Adjusted net income (loss) and Adjusted EBITDA are frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare our performance with the performance of other companies that report similar metrics. Our calculation of Adjusted net income (loss) and Adjusted EBITDA, however, may not be comparable to similarly titled measures reported by other companies. When assessing our operating performance, investors and others should not consider this data in isolation or as a substitute for Net income attributable to Shimmick Corporation calculated in accordance with GAAP. Further, the results presented by Adjusted net income (loss) and Adjusted EBITDA cannot be achieved without incurring the income and expenses that the measure excludes. As used in this prospectus, (i) Adjusted net income (loss) represents our Net income attributable to Shimmick Corporation adjusted to eliminate the bargain purchase gain, changes in fair value of contingent consideration, IPO and transaction-related costs, stock-based compensation, and legal fees and other costs for a legacy project and (ii) Adjusted EBITDA represents our earnings before interest and other expense (income), income taxes and depreciation and amortization, adjusted to eliminate the bargain purchase gain, changes in fair value of contingent consideration, IPO and transaction-related costs, stock-based compensation, and legal fees and other costs on a legacy project. The following tables reconciles Net (loss) income attributable to Shimmick Corporation to Adjusted net (loss) income and Adjusted EBITDA for each of the periods presented in this table and elsewhere in this prospectus.

	Six Months Ended		Fiscal Year Ended
(In thousands)	June 30, 2023	July 1, 2022	December 30, 2022	December 31, 2021
Net (loss) income attributable to Shimmick Corporation	$(19,637)	$3,710	$3,760	$45,403
Bargain purchase gain	—	—	—	(233,147)
Changes in fair value of contingent consideration	351	9,500	9,462	(11,600)
IPO and transaction-related costs (1)	1,567	2,039	3,104	4,170
Stock-based compensation	1,051	891	2,295	1,185
Legal fees and other costs for a legacy loss job (2)	4,638	6,603	10,904	9,645

Adjusted net (loss) income	$ (12,030)	$22,743	$29,525	$(184,344)

	Six Months Ended		Fiscal Year Ended
(In thousands)	June 30, 2023	July 1, 2022	December 30, 2022	December 31, 2021
Net (loss) income attributable to Shimmick Corporation	$(19,637)	$3,710	$3,760	$45,403
Depreciation and amortization	8,549	7,851	15,979	14,929
Interest expense (income)	607	52	226	(84)
Income tax expense (benefit)	—	1,257	1,274	(24,122)
Bargain purchase gain	—	—	—	(233,147)
Changes in fair value of contingent consideration	350	9,500	9,462	(11,600)
IPO and transaction-related costs (1)	1,567	2,039	3,104	4,170
Stock-based compensation	1,051	891	2,295	1,185
Legal fees and other costs for a legacy loss job (2)	4,638	6,603	10,904	9,645

Adjusted EBITDA	$(2,875)	$31,903	$47,004	$(193,621)

(1)

We recorded $1.6 million in transaction-related costs in the six months ended June 30, 2023. We recorded $3.1 million in transaction-related costs in fiscal year 2022, which included $2.0 million for a contingent legal fee to settle the working capital settlement agreement in January 2022 and $1.0 million in other transaction-related costs. We incurred $4.2 million in transaction-related costs in the fiscal year 2021, of which $3.3 million was related to the AECOM Sale Transactions.

(2)	Consists of legal fees and other costs incurred in connection with claims relating to a legacy project.

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider each of the following risks and all of the information set forth in this prospectus before deciding to invest in our common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks and uncertainties develops into actual events, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, the price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Projects

If we are unable to accurately estimate the overall risks, requirements or costs when we bid on or negotiate a contract that is ultimately awarded to us, we may achieve a lower than anticipated profit or incur a loss on the contract.

The majority of our revenue and backlog are derived from fixed unit price contracts and lump sum contracts. The nature of our contracts, particularly those that are fixed-price, subjects us to risks associated with cost overruns, operating cost inflation and potential claims for liquidated damages. Fixed unit price contracts require us to provide materials and services at a fixed unit price based on approved quantities irrespective of our actual per unit costs. Lump sum contracts require that the total amount of work be performed for a single price irrespective of our actual per unit costs. We realize a profit on our contracts only if we accurately estimate our costs and then successfully control actual costs and avoid cost overruns, and our revenue exceed actual costs. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, then cost overruns may cause us to incur losses or cause the contract not to be as profitable as we expected. The final results under these types of contracts could negatively affect our business, financial condition, results of operations and cash flows.

The costs incurred and gross margin realized on our contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to:

•	on site conditions that differ from those assumed in the original bid or contract,

•	failure to include required materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract,

•	contract or project modifications creating unanticipated costs not covered by change orders,

•	failure by our suppliers, subcontractors, designers, engineers, joint venture partners, or customers to perform their obligations,

•	delays in quickly identifying and taking measures to address issues which arise during contract execution,

•	changes in availability, proximity and costs of materials, including steel, concrete, aggregates and other construction materials, as well as fuel and lubricants for our equipment,

•	claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part,

•	difficulties in obtaining required governmental permits or approvals,

•	availability and skill level of workers in the geographic location of a project,

•	citations issued by any governmental authority, including OSHA,

•	unexpected labor conditions or work stoppages,

•	changes in applicable laws and regulations,

•	delays caused by weather conditions,

•	fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, joint venture partners or customers or our own personnel, and

•	mechanical problems with our machinery or equipment.

Many of our contracts with public customers contain provisions that purport to shift some or all of the above risks from the customer to us, even in cases where the customer is partly at fault. Our experience has often been that public customers have been willing to negotiate equitable adjustments in the contract compensation or completion time provisions if unexpected circumstances arise. However, public customers may seek to impose contractual risk-shifting provisions more aggressively or there could be statutory and other legal prohibitions that prevent or limit contract changes or equitable adjustments, which could increase risks and adversely affect our business, financial condition, results of operations and cash flows.

We have a limited operating history as an independent company and have been historically dependent on our prior owner, AECOM.

We operated as a division of AECOM until our separation in January 2021. Accordingly, our business historically relied upon AECOM’s corporate infrastructure for services to support our business functions and relationships with third-party providers. Since separating from AECOM, we have worked to create and/or supplement the corporate infrastructure necessary to operate as an independent company, and have incurred related costs and expenses. That said, we have expended, and expect to continue to expend, significant efforts and costs to (i) replace or otherwise upgrade our systems, including our information technology (IT) and enterprise resource planning systems, (ii) implement additional financial, IT, and management controls, (iii) implement reporting systems and procedures, (iv) hire additional management, IT, accounting, finance, legal, human resources, and other administrative staff and third-party service providers, (v) establish employee benefit programs, (vi) create a board of directors and corporate governance programs, (vii) carry out audit, tax and legal functions, and (viii) establish banking and credit facility arrangements. Any interruption in these services could have a material adverse effect on our business, financial condition, results of operations, profitability, cash flows and growth products. We may also be unable to obtain necessary bonding as we historically were dependent on AECOM to provide the requisite credit support. See “Risks Related to our Business and Industry — An inability to obtain bonding could limit the aggregate dollar amount of contracts that we are able to pursue.”

Our customers may be adversely affected by market conditions and economic downturns, which could impair their ability to pay for our services.

Economic downturns could reduce capital expenditures in the industries we serve, which could result in decreased demand for our services. The demand for our services has been, and will likely continue to be, cyclical in nature and vulnerable to general downturns in the U.S. economy. During economic downturns, our customers may not have the ability to fund capital expenditures for infrastructure, or may have difficulty obtaining financing for planned projects. In addition, uncertain or adverse economic conditions that create volatility in the credit and equity markets may reduce the availability of debt or equity financing for our customers, causing them to reduce capital spending. This has resulted, and in the future could result, in cancellations of projects or deferral of projects to a later date. Such cancellations or deferrals could materially and adversely affect our results of operations, cash flows and liquidity. These conditions could also make it difficult to estimate our customers’ demand for our services and add uncertainty to the determination of our backlog. In addition, our customers are negatively affected by economic downturns that decrease the need for their services or the profitability of their services. During an economic downturn, our customers also may not have the ability or desire to continue to fund capital expenditures for infrastructure or may outsource less work. A decrease in related project work could negatively impact demand for the services we provide and could materially adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects.

Many of our customers are regulated by federal, state and local government agencies, and the addition of new regulations or changes to existing regulations may adversely impact the demand and profitability of our services.

Many of our customers are regulated by federal, state and local government agencies. These agencies could change the way in which they interpret the application of current regulations and/or may impose additional regulations. Interpretative changes or new regulations having an adverse effect on our customers and the profitability of the services they provide could reduce demand for our services, which could adversely affect our results of operations, cash flows and liquidity. Any future restrictions or regulations that might be adopted could lead to operational delays, increased operating costs for our customers, reduced capital spending and/or delays or cancellations of future infrastructure projects, which could materially and adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects.

Our business depends on our ability to qualify as an eligible bidder under federal, state or local government contract criteria and to compete successfully against other qualified bidders in order to obtain federal, state or local government contracts.

Federal, state and local government agencies conduct rigorous competitive processes for awarding many contracts. Some contracts include multiple award task order contracts in which several contractors are selected as eligible bidders for future work. We will potentially face strong competition and pricing pressures for any additional contract awards from other government agencies, and we may be required to qualify or continue to qualify under various multiple award task order contract criteria. Our inability to qualify as an eligible bidder under federal, state or local government contract criteria could preclude us from competing for certain other government contract awards. In addition, our inability to qualify as an eligible bidder, or to compete successfully when bidding for certain federal, state or local government contracts and to win those contracts, could materially adversely affect our business, operations, revenue and profits.

Government contracts generally are subject to a variety of governmental regulations, requirements and statutes, the violation or alleged violation of which could have a material adverse effect on our business.

A majority of our total revenue is derived from contracts funded by federal, state and local government agencies and authorities. Government contracts are subject to specific procurement regulations, contract provisions and a variety of socioeconomic requirements relating to their formation, administration, performance and accounting and often include express or implied certifications of compliance. Further, government contracts include the right to modify, delay, curtail, renegotiate or terminate contracts and subcontracts at the government’s convenience any time prior to their completion. Claims for civil or criminal fraud may be brought for violations of regulations, requirements or statutes. We may also be subject to qui tam (whistle blower) litigation brought by private individuals on behalf of the government under the False Claims Act, which could include claims for up to treble damages. Further, if we fail to comply with any of the regulations, requirements or statutes or if we have a substantial number of accumulated OSHA, Mine Safety and Health Administration or other workplace safety violations, our existing government contracts could be terminated and we could be suspended from government contracting or subcontracting, including federally funded projects at the state level. Should one or more of these events occur, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Government contractors are subject to suspension or debarment from government contracting.

Our substantial dependence on government contracts exposes us to a variety of risks that differ from those associated with contracts with private owners. Various statutes to which our operations are subject, including the Davis-Bacon Act (which regulates wages and benefits), the Walsh-Healy Act (which prescribes a minimum wage and regulates overtime and working conditions), Executive Order 11246 (which establishes equal employment opportunity and affirmative action requirements) and the Drug-Free Workplace Act, provide for mandatory suspension and/or debarment of contractors in certain circumstances involving statutory violations. In addition, our federal government and certain state and local agency contracts are subject to, among other regulations, regulations issued under the Federal Acquisition Regulations (“FAR”). These regulations can limit the recovery of certain specified indirect costs on contracts and subject us to ongoing multiple audits by government agencies such as the Defense Contract Audit Agency (“DCAA”). Audits by the DCAA and other agencies consist of reviews of our overhead rates, operating systems and cost proposals to ensure that we have accounted for such costs in accordance with the Cost Accounting Standards of the FAR (“CAS”). If the DCAA determines that we have not accounted for such costs consistent with CAS, the DCAA may disallow these costs. There can be no assurance that audits by the DCAA or other governmental agencies will not result in material cost disallowances in the future, which could adversely impact our business, financial condition, results of operations and cash flows.

Further, FAR and various state statutes provide for discretionary suspension and/or debarment in certain circumstances that might call into question a contractor’s willingness or ability to act responsibly, including as a result of being convicted of, or being found civilly liable for, fraud or a criminal offense in connection with obtaining, attempting to obtain or performing a public contract or subcontract. The scope and duration of any suspension or debarment may vary depending upon the facts and the statutory or regulatory grounds for debarment and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our success depends on attracting and retaining qualified personnel, joint venture partners, advisors and subcontractors in a competitive environment.

The success of our business is dependent on our ability to attract, develop and retain qualified personnel, joint venture partners, advisors and subcontractors. Changes in general or local economic conditions and the resulting impact on the labor market and on our joint venture partners may make it difficult to attract or retain qualified individuals in the geographic areas where we perform our work. If we are unable to provide competitive compensation packages, high-quality training programs and attractive work environments or to establish and maintain successful partnerships, our ability to profitably execute our work could be adversely impacted.

We rely heavily on immigrant labor. We have taken steps that we believe are sufficient and appropriate to ensure compliance with immigration laws. However, we cannot provide assurance that we have identified, or will identify in the future, all illegal immigrants who work for us. Our failure to identify illegal immigrants who work for us may result in fines or other penalties being imposed upon us, which could have a material adverse effect on our operations, results of operations and financial condition.

Our failure to meet the schedule or performance requirements of our contracts could adversely affect us.

In most cases, our contracts require completion by a scheduled acceptance date. Failure to meet any such schedule could result in additional costs, penalties or liquidated damages being assessed against us, and these could exceed projected profit margins on the contract. Performance problems on existing and future contracts could cause actual results of operations to differ materially from those anticipated by us and could cause us to suffer damage to our reputation within the industry and among our customers.

Adverse weather conditions may cause delays, which could slow completion of our contracts and negatively affect our revenue and cash flows.

Because all of our construction projects are built outdoors, work on our contracts is subject to unpredictable weather conditions. While weather has historically had a minimal impact on our operation due to the concentration of our work in California, where the climate is generally temperate, weather could have an increasingly frequent or severe effect on our operations if general climatic changes occur or if we expand into other geographic regions that tend to experience more extreme weather conditions. Lengthy periods of wet or cold winter weather could interrupt construction, and this could lead to under-utilization of crews and equipment, resulting in less efficient rates of overhead recovery. Extreme heat could prevent us from performing certain types of operations. Changes in weather conditions could cause delays and otherwise significantly affect our project costs. While revenue might be recovered following a period of bad weather, it would generally be impossible to recover the cost of inefficiencies, and significant periods of bad weather typically would reduce profitability of affected contracts both in the current period and during the future life of affected contracts. Such reductions in contract profitability would negatively affect our results of operations.

We may be unable to identify and contract with qualified Disadvantaged Business Enterprise (“DBE”) contractors to perform as subcontractors.

Certain of our government agency projects contain minimum DBE participation clauses. If we subsequently fail to complete these projects with the minimum DBE participation, we may be held responsible for breach of contract, which may include restrictions on our ability to bid on future projects as well as monetary damages. To the extent we are responsible for monetary damages, the total costs of the project could exceed our original estimates, we could experience reduced profits or a loss for that project and there could be a material adverse impact to our business, financial condition, results of operations and cash flows.

Design-build contracts subject us to the risk of design errors and omissions.

Design-build is increasingly being used as a method of project delivery as it provides the customer with a single point of responsibility for both design and construction. We normally subcontract design responsibility to architectural and engineering firms. In the event of a design error or omission by a subcontractor or by us causing damages, there is risk that we, the subcontractor or the respective professional liability insurance or errors and omissions insurance would not be able to absorb the liability. Any liabilities resulting from an asserted design defect with respect to our construction projects may have a material adverse effect on our financial condition, results of operations and cash flows.

If we are unable to attract and retain qualified managers and skilled employees or if we were to lose the benefit of the experience, efforts and abilities of one or more certain key personnel, we will be unable to operate efficiently, which could reduce our revenue, profitability and liquidity.

Our business is labor intensive, and some of our operations experience a high rate of employee turnover. In addition, given the nature of the highly specialized work we perform, many of our employees are trained in, and possess, specialized technical skills that are necessary to operate our business and maintain productivity and profitability. At times of low unemployment rates in the areas we serve, it can be difficult for us to find qualified and affordable personnel. We may be unable to hire and retain a sufficiently skilled labor force necessary to support our operating requirements and growth strategy. Our labor and training expenses may increase as a result of a shortage in the supply of skilled personnel. We may not be able to pass these expenses on to our customers, which could adversely affect our profitability. Labor shortages, increased labor or training costs, or the loss of key personnel could materially adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects.

Additionally, our business is managed by a number of key executive and operational officers and is dependent upon retaining and recruiting qualified management. Our continuing success depends on the performance of our management team. We cannot guarantee the continued employment of any of our key executives and operational officers who may choose to leave our company for any number of reasons, such as other business opportunities, differing views on our strategic direction or other reasons. We rely on the experience, efforts and abilities of these individuals, each of whom would be difficult to replace. We intend to enter into employment agreements with our key executives prior to the completion of this offering, however, the employment agreements will not guarantee their continued service to us.

Our failure to adequately collect for extra or change order work or recover on claims brought by us against customers or other project participants for additional contract costs could have a negative impact on our liquidity and future operations.

In certain circumstances, we seek to collect or assert claims against customers, engineers, consultants, subcontractors or others involved in a project for additional costs exceeding the contract price or for amounts not included in the original contract price. These situations may occur due to changes in the initial project scope. Our contracts often require us to perform extra or change order work as directed by the customer even if the customer has not agreed in advance on the scope or price of the extra work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. These situations also may occur due to other matters, such as delays, which may result in additional costs. Our attempts to collect for additional costs generally are subject to protracted negotiations. Often, these claims can be the subject of lengthy arbitration or litigation proceedings, and it is difficult to accurately predict when and the terms upon which these claims will be fully resolved. These matters ultimately may not be settled to our satisfaction. When these types of events occur, we use working capital in projects to promptly and fully cover cost overruns pending the resolution of the relevant claims. This period of time may be lengthy for project changes, even when the customer agrees to pay for the extra work, as a result of the customer’s approval process. A failure to recover in these types of situations promptly and fully could have a negative impact on our liquidity and results of operations. In addition, while customers and subcontractors may be obligated to indemnify us against certain liabilities, such third parties may refuse or be unable to pay us.

To the extent that actual recoveries with respect to change orders or amounts subject to contract disputes or claims are less than the estimates used in our financial statements, the amount of any shortfall will reduce our future revenue and profits, and this could have a material adverse effect on our reported working capital and results of operations. In addition, any delay caused by the extra work may adversely impact the timely scheduling of other project work and our ability to meet specified contract milestone dates.

Our operations are subject to hazards that may cause personal injury or property damage. Failure to maintain safe work sites could subject us to liabilities and possible losses, which may not be covered by insurance.

Construction and maintenance sites, plants and quarries are potentially dangerous workplaces subject to the usual hazards associated with providing construction and related services, and our employees and others are often put in close proximity with mechanized equipment, moving vehicles, chemical and manufacturing processes and highly regulated materials. Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage.

On many sites, we are responsible for safety and, accordingly, must implement safety procedures. If we fail to implement these procedures or if the procedures we implement are ineffective, we may suffer the loss of or injury to our employees or others, as well as expose ourselves to possible litigation. Despite having invested significant resources in safety programs and being recognized as an industry leader, a serious accident may nonetheless occur on one of our worksites. As a result, our failure to maintain adequate safety standards could result in reduced profitability or the loss of projects or customers and could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

We maintain general liability and excess liability insurance, workers’ compensation insurance, auto insurance and other types of insurance all in amounts consistent with our risk of loss and industry practice, but this insurance may not be adequate to cover all losses or liabilities that we may incur in our operations. Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our estimates, we might be required to use working capital to satisfy these claims rather than to maintain or expand our operations.

To the extent that we experience a material increase in the frequency or severity of accidents or workers’ compensation and health claims, or unfavorable developments on existing claims, our results of operations and financial condition could be materially and adversely affected.

We could incur material costs and losses as a result of claims that our materials do not meet regulatory requirements or contractual specifications.

We provide our customers with materials designed to comply with building codes or other regulatory requirements, as well as any applicable contractual specifications. If our materials do not satisfy these requirements and specifications, material claims may arise against us, our reputation could be damaged and, if any such claims are for an uninsured, non-indemnified or product-related matter, then resolution of such claim against us could have a material adverse effect on our financial condition, results of operations or liquidity.

We may incur higher costs to lease, acquire and maintain equipment necessary for our operations, and the market value of our owned equipment may decline.

A significant portion of our projects are built with our own construction equipment rather than leased or rented equipment. To the extent that we are unable to buy construction equipment necessary for our needs, either due to a lack of available funding or equipment shortages in the marketplace, we may be forced to rent equipment on a short-term basis, which could increase the costs of performing our contracts.

The equipment that we own or lease requires continuous maintenance, for which we maintain our own repair facilities. If we are unable to continue to maintain the equipment in our fleet, we may be forced to obtain third-party repair services, which could increase our costs. In addition, the market value of our equipment may unexpectedly decline at a faster rate than anticipated.

Force majeure events, such as natural disasters, epidemics, pandemics and terrorists’ actions, could negatively impact our business, which may affect our financial condition, results of operations or cash flows.

Force majeure or extraordinary events beyond the control of the contracting parties, such as natural and man-made disasters, epidemics, pandemics and terrorists’ actions, could negatively impact the economies in which we operate. We often negotiate contract language where we are allowed certain relief from force majeure events in private customer contracts and review and attempt to mitigate force majeure events in both public and private customer contracts. We remain obligated to perform our services after most extraordinary events subject to relief that may be available pursuant to a force majeure clause. If we are not able to react quickly to force majeure events, our operations may be affected significantly, which would have a negative impact on our business, financial condition, results of operations and cash flows.

We may choose, or be required, to pay our subcontractors even if our customers do not pay, or delay paying us for the related services.

We use subcontractors to perform portions of our services. In some cases, we pay our subcontractors before our customers pay us for the related services. We could experience a material decrease in profitability and liquidity if we choose, or are required, to pay our subcontractors for work performed for customers that fail to pay, or delay paying us, for the related work.

Our subcontractors may fail to satisfy their obligations to us or other parties, or we may be unable to maintain these relationships, either of which may have a material adverse effect on our business, financial condition, results of operations, profitability, cash flows and growth prospects.

We depend on subcontractors to perform work on some of our projects. There is a risk that we may have disputes with subcontractors arising from, among other things, the quality and timeliness of the work they perform, customer concerns about our subcontractors, or our failure to extend existing work orders or issue new work orders under a subcontracting arrangement. If any of our subcontractors fails to deliver the agreed-upon supplies and/or perform the agreed-upon services on a timely basis, then our ability to fulfill our obligations as a prime contractor may be jeopardized. In addition, the absence of qualified subcontractors with whom we have satisfactory relationships could adversely affect our ability to perform under some of our contracts or the quality of the services we provide. Any of these factors could have a material adverse effect on our results of operations, cash flows and liquidity.

We also rely on suppliers to obtain the necessary materials for certain projects, and on equipment manufacturers and lessors to provide us with the equipment we require to conduct our operations. Although we are not dependent on any single supplier or equipment manufacturer or lessor, any substantial limitation on the availability of required suppliers or equipment could negatively affect our operations. Market and economic conditions could contribute to a lack of available suppliers or equipment. If we cannot acquire sufficient materials or equipment, it could materially and adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects.

Risks Related to Our Business and Industry

Our business has been affected by numerous economic factors, including inflation, volatile financial markets, supply chain disruptions and shortages of materials and labor.

Economic conditions, including inflation, supply chain disruptions and labor and materials shortages, have negatively impacted us, and may continue to do so in the future. Following the onset of the COVID-19 pandemic and with the ongoing conflict between Ukraine and Russia in Europe, there has been a high degree of volatility in commodity and energy markets that affects our customers’ businesses. In addition, inflationary factors, such as increases in the labor costs, material costs, and overhead costs, may also adversely affect our financial condition and results of operations. Inflation in the United States has reached multi-decade highs and has been increasing since 2021. In some cases, we have had to bid more competitively than before to win work, which has compressed margins given the higher inflation. Additionally, in March 2023, the FDIC took control and was appointed receiver of Silicon Valley Bank and New York Signature Bank. While we do not have any direct exposure to these banks, if other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our operations may be negatively impacted, including any inability on our part, or on our customers’ parts, to access cash, cash equivalents or investments. Inflation, increases in interest rates and energy costs, bank failures, and other economic factors may have the effect of further increasing economic uncertainty and heightening the risks caused by volatility in financial markets, which may result in economic downturn or recession.

Although the water infrastructure market is relatively less susceptible to fluctuations in the market, economic downturns or reductions in government funding of infrastructure projects could reduce our revenue and profits and have a material adverse effect on our results of operations.

Our business is highly dependent on the amount and timing of infrastructure work funded by various governmental entities, which, in turn, depends on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state or local government spending levels. Spending on infrastructure could decline for numerous reasons, including decreased revenue received by state and local governments for spending on such projects, including federal funding. The most recent recession caused a nationwide decline in home sales and an increase in foreclosures, which correspondingly resulted in decreases in property taxes and some other local taxes, which are among the sources of funding for water and other critical infrastructure construction. State spending on infrastructure can be adversely affected by decreases or delays in, or uncertainties regarding, federal funding, which could adversely affect us.

See “Business — Our Industry” beginning on page 85 for a more detailed discussion of our markets and their funding sources.

We generate a significant portion of our revenue in California and adverse changes to the economy and business environment in the state has had an adverse effect on, and could continue to adversely affect, our operations, which could lead to lower revenue and reduced profitability.

Because of our geographic concentration in California, we are susceptible to fluctuations in our business caused by adverse economic or other conditions in the state, including natural or other disasters. A stagnant or depressed economy in California has in the past adversely affected, and could continue to adversely effect, our business and results of operations as well as the availability of state and local government funding.

As a result of the current importance of our California operations and anticipated continued growth from these operations, our revenue over the next several years is expected to be largely dependent on economic and regulatory conditions in California. If California experiences an economic downturn, or if the regulatory environment changes in a way that adversely affects our ability to do business or limits our competitive advantages, our profitability and growth prospects may be materially adversely affected. Similarly, due to our geographic concentration in California, a natural disaster or major event that disrupts these markets or the related workforce could have an immediate and material adverse impact on our operations and profitability.

We work in a highly competitive marketplace.

In the past, a majority of the contracts on which we bid were awarded through a competitive bid process, with awards generally being made to the lowest bidder, but sometimes recognizing other factors, such as shorter contract schedules or prior experience with the customer. For our design-build and other alternative methods of delivering projects, reputation, marketing efforts, quality of design and minimizing public inconvenience are also significant factors considered in awarding contracts, in addition to cost. Within our markets, we compete with many international, national, regional and local construction firms. Some of these competitors have achieved greater market penetration than we have in the markets in which we compete, and some may have greater financial and other resources than we do. In addition, there are a number of international and national companies in our industry that are larger than we are and that, if they so desire, could establish a presence in our markets and compete with us for contracts.

The cancellation of significant contracts or our disqualification from bidding for new contracts could reduce our revenue and profits and have a material adverse effect on our results of operations.

Contracts that we enter into with governmental entities can usually be canceled at any time by them with payment only for the work already completed. In addition, we could be prohibited from bidding on certain governmental contracts if we fail to maintain qualifications required by those entities. A cancellation of an unfinished contract or our debarment from the bidding process could cause our equipment and work crews to be idled for a significant period of time until other comparable work becomes available, which could have a material adverse effect on our business and results of operations.

An inability to obtain bonding could limit the aggregate dollar amount of contracts that we are able to pursue.

As is customary in the construction business, we are required to provide surety bonds to our customers to secure our performance under construction contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation, as well as certain external factors, including the overall capacity of the surety market. Surety companies consider such factors in relationship to the amount of our backlog and their underwriting standards, which may change from time to time. Events that adversely affect the insurance and bonding markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. If we could no longer obtain adequate bonding or if the cost of bonding materially increased, it would limit the amount that we can bid on new contracts, limit the competitiveness of our bids, and could have a material adverse effect on our future revenue and business prospects.

For projects that existed prior to consummation of the AECOM Sale Transactions (“legacy projects”), our ability to obtain bonding may also be impacted by AECOM, who is the credit support provider for the surety bonds in place for all our legacy projects. See “— If AECOM defaults on its contractual obligations to us or under agreements in which we are a beneficiary, our business could be materially and adversely impacted.”

We are involved in ongoing disputes with our prior owner, AECOM, which could adversely impact our business.

We are involved in ongoing disputes with our prior owner, AECOM, which could adversely impact our business. The Purchase Agreement entered into in connection with the AECOM Sale Transactions provided for, among other things, the sharing with AECOM of a portion of our ultimate recoveries in respect of claims related to our work on certain legacy projects. With respect to one of these legacy project claims, we have obtained recovery, and AECOM has asserted that it is entitled to 80% of such amounts. The total amount AECOM is seeking to recover (and therefore the maximum amount we believe we could be liable for) is $40 million. We are disputing AECOM’s claim to such proceeds on the grounds that it fails to take into account the millions of dollars in losses that we had to fund following the closing of the AECOM Sale Transactions in respect of this project, the absence of which would have impaired our ability to obtain any recovery on such claim. We have also asserted counterclaims on behalf of SCC Group, LLC (“SCC Group”) alleging fraud by AECOM due to, among other things, material misrepresentations and omissions to SCC Group regarding the total value of the claim, the status of the project, and the amount of losses that would need to be funded in order to recover on account of such claim. These disputes remain ongoing and, if the parties cannot reach a resolution, it may result in a trial to determine whether and to what extent any portion of our recovery on the subject claim must be remitted to AECOM. Currently, the case is not expected to be adjudicated until 2025. While the ultimate outcomes of these disputes are uncertain, we do not believe that it will result in a material liability owed to AECOM. However, the outcomes of these disputes remain highly uncertain, and there can be no assurance that the court will agree with our position, or that we will not be liable for payment to Seller of the full amount asserted. For additional information regarding the AECOM Sale Transactions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — AECOM Sale Transactions.”

We may be required to make additional payments to AECOM pursuant to contractual arrangements.

We may be required to make additional payments to our prior owner, AECOM, which could adversely impact our business. Pursuant to the Purchase Agreement entered into in connection with the AECOM Sale Transactions, we are required to make payments to the Seller Entities under certain circumstances. Potential payments to the Seller Entities set forth in the Purchase Agreement include potential payments for retained claim reimbursements from legacy projects, the payment of a portion of actual income tax benefits realized (i.e., in cash or through an actual reduction in liability for tax) as a result of AECOM’s election under Treasury Regulations Section 1.1502-36(d)(6) and a one-time additional cash payment if either of the Earnout Thresholds are achieved. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — AECOM Sale Transactions.”

In addition to the disputes regarding claim sharing described in “— We are involved in ongoing disputes with our prior owner, AECOM, which could adversely impact our business,” for which we could be required to make additional payments to AECOM, we are also pursuing claims relating to our work on another legacy project that was ongoing at closing of the AECOM Sale Transactions. To the extent we recover any amounts in respect of this claim, AECOM may be entitled to a percentage of the proceeds we receive, subject to a specified cap which takes into account, among other things, the amount of additional losses we are required to fund in order to realize maximum recovery in respect of this claim. As such payments are based on the outcome of future events, the amount of additional payments owed to AECOM (if any) is uncertain. If we are required to make such additional payments to AECOM under the Purchase Agreement, such payments could limit our cash flows or impair our ability to conduct business and pursue business strategies, which could have a material adverse effect on our results of operations, cash flows, or financial condition. Our ability, together with our subsidiaries, to make these additional payments may be affected by events beyond our and their control. Failure to comply with the requirement for additional payments could result in an event of default under the Purchase Agreement, which, if not cured or waived could trigger cross-acceleration or cross-default provisions in other agreements.

With respect to the retained claim reimbursement described in the immediately preceding paragraph, the maximum exposure we could have to AECOM is unknown as it is dependent on a number of factors (including total losses funded and total claim recoveries), which will not be able to be determined until completion of the project which is ongoing. Based on our current loss position on this project, we do not expect to owe any money on this claim. To the extent we do owe money to AECOM on account of this claim, it will be satisfied from our ultimate realized recoveries from this project.

In addition to the above, in connection with the settlement of a dispute regarding the amount of the closing net working capital adjustment under the Purchase Agreement, we agreed to pay AECOM up to 10% of the amounts recoverable on account of a claim related a legacy project, up to maximum of $9.5 million. Accordingly, we maintain the full remaining amount, or $9.1 million, included in contingent consideration as of June 30, 2023. However, the amount ultimately payable to AECOM will depend on the amount actually recovered by us on account of the claim, which may be less than the amount accrued as of June 30, 2023. There is no guarantee we will be successful in recovering any amounts under the claim, in which case no amounts would be payable to AECOM relating to this matter.

None of the proceeds from the offering are expected to be used to make any payments that may be determined to be owed to AECOM.

If AECOM defaults on its contractual obligations to us or under agreements in which we are a beneficiary, our business could be materially and adversely impacted.

AECOM has provided corporate guarantees and other contractual obligations for our benefit. Specifically, AECOM has provided an irrevocable, limited and conditional guaranty to us in respect of receivables and claims relating to one project. If the final amounts collected by us in respect of this project (other than as a result of a voluntary settlement for which we do not obtain AECOM approval) is less than the applicable guaranteed amount, AECOM is contractually obligated to pay us the amount by which the specific guaranty amount for the project exceeds the total amounts collected by us in respect of the project. If we are required to seek payment from AECOM, and it does not fulfill its contractual obligation, our business could be materially and adversely impacted.

In addition, as our prior owner, AECOM is the credit support provider for the surety bonds in place for all our bonded projects that were ongoing as of the closing of the AECOM Sale Transactions. In the event AECOM were to experience financial distress and/or the bonding companies otherwise determined that the creditworthiness of AECOM was not sufficient, the underlying sureties could require that we provide additional credit support in the form of guarantees, letters of credit, collateral, or otherwise which could materially and adversely impact our business.

Similarly, if the applicable agreements relating to any of the foregoing AECOM-bonded projects require that the amount of the bond with respect to such project be increased, we will need to request that AECOM provide such an increase. In the event AECOM refuses to cooperate, the lack of required bonding could result in a default by us under the underlying project agreement as well as a right of the counterparty to terminate the underlying project agreement, any of which could materially and adversely impact our business.

Timing of the award and performance of new contracts could have an adverse effect on our results of operations and cash flows.

Historically, a substantial portion of our revenue and earnings is generated from large-scale project awards. The timing of project awards is unpredictable and outside of our control. Awards, including expansions of existing projects, often involve complex and lengthy negotiations and competitive bidding processes. These processes can be impacted by a wide variety of factors including a customer’s decision to not proceed with the development of a project, governmental approvals, financing contingencies, commodity prices, environmental conditions and overall market and economic conditions. We may not win contracts that we have bid upon due to price, a customer’s perception of our ability to perform and/or perceived technology advantages held by others. Many of our competitors may be more inclined to take greater or unusual risks or terms and conditions in a contract that we might not deem acceptable. Because a significant portion of our revenue is generated from large projects, our results of operations can fluctuate quarterly and annually depending on whether and when large project awards occur and the commencement and progress of work under large contracts already awarded. As a result, we are subject to the risk of losing new awards to competitors or the risk that revenue may not be derived from awarded projects as quickly as anticipated.

The uncertainty of the timing of contract awards may also present difficulties in matching the size of our equipment fleet and work crews with contract needs. In some cases, we may maintain and bear the cost of more equipment and ready work crews than are currently required, in anticipation of future needs for existing contracts or expected future contracts. If a contract is delayed or an expected contract award is not received, we would incur costs that could have a material adverse effect on our anticipated profit.

In addition, the timing of the revenue, earnings and cash flows from our contracts can be delayed by a number of factors, including adverse weather conditions, such as prolonged or intense periods of rain, snow, storms or flooding, delays in receiving material and equipment from suppliers and services from subcontractors, labor shortages and changes in the scope of work to be performed. Such delays, if they occur, could have adverse effects on our results of operations for current and future periods until the affected contracts are completed.

Our participation in construction joint ventures exposes us to liability and/or harm to our reputation for failures of our partners.

As part of our business, we are a party to joint ventures, pursuant to which we typically jointly bid on and execute particular projects with other companies in the construction industry. Success on these joint projects depends upon managing the risks discussed in the various risks described in these “Risk Factors” and on whether our joint venture partners satisfy their contractual obligations.

We and our joint venture partners are generally jointly and severally liable for all liabilities and obligations of our joint ventures. If a joint venture partner fails to perform or is financially unable to bear its portion of required capital contributions or other obligations, including liabilities stemming from lawsuits, we could be required to make additional investments, provide additional services or pay more than our proportionate share of a liability to make up for our partner’s shortfall. Furthermore, if we are unable to adequately address our partner’s performance issues, the customer may terminate the project, which could result in legal liability to us, harm to our reputation and reduction to our profit on a project.

In connection with acquisitions, certain counterparties to joint ventures, which may include our historical direct competitors, may not desire to continue such arrangements with us and may terminate the joint ventures or not enter into new arrangements. Any termination of a joint venture could cause us to reduce our backlog and could materially and adversely affect our business, results of operations and financial condition.

Our dependence on a limited number of customers could adversely affect our business and results of operations.

Due to the size and nature of our construction contracts, one or a few customers have in the past and may in the future represent a substantial portion of our consolidated revenue and gross margin in any one year or over a period of several consecutive years. Similarly, our backlog frequently reflects multiple contracts for certain customers, therefore, one customer may comprise a significant percentage of backlog at a certain point in time. The loss of business from any one of such customers could have a material adverse effect on our business or results of operations. Also, a default or delay in payment on a significant scale by a customer could materially adversely affect our business, results of operations, cash flows and financial condition.

Strikes or work stoppages could have a negative impact on our operations and results.

We are party to collective bargaining agreements covering a majority of our craft workforce. Although all such collective bargaining agreements prohibit strikes and work stoppages, we cannot be certain that strikes or work stoppages will not occur despite the terms of these agreements. Strikes or work stoppages could adversely affect our relationships with our customers and cause us to lose business. Additionally, as current agreements expire, the labor unions may not be able to negotiate extensions or replacements on terms favorable to their members, or at all, or avoid strikes, lockouts or other labor actions from time to time that may affect their members.

Therefore, it cannot be assured that new agreements will be reached with employee labor unions as existing contracts expire, or on desirable terms. Any action against us relating to the union workforce we employ could have a material adverse effect on our business, financial condition, results of operations, profitability, cash flows and growth prospects. Overall, although strikes, work stoppages and other labor disputes have not had a significant impact on our operations or results in the past, such labor actions, or an inability to renew the collective bargaining agreements, could have a significant impact on our operations and results if they occur in the future.

Our dependence on subcontractors and suppliers of materials could increase our costs and impair our ability to complete contracts on a timely basis or at all, which would adversely affect our profits and cash flows.

We rely on third-party subcontractors to perform some of the work on many of our contracts. We also rely on third-party suppliers to provide most of the materials (including aggregates, cement, asphalt, concrete, steel, pipe, oil and fuel) for our contracts.

We generally do not bid on contracts unless we have commitments from suppliers for the materials and subcontractors for certain of the services required to complete the contract and at prices that we have included in our bid (except in some instances for trucking arrangements). Thus, to the extent that we cannot obtain commitments from our suppliers for materials and subcontractors for certain of the services, our ability to bid for contracts may be impaired. In addition, if a supplier or subcontractor is unable to deliver materials or services according to the negotiated terms of a supply/services agreement for any reason, including the deterioration of its financial condition, we may suffer delays and be required to purchase the materials or services from another source at a higher price or incur other unanticipated costs. This may reduce the profit to be realized, or result in a loss, on a contract.

Diesel fuel and other petroleum-based products are utilized to operate the plants and equipment on which we rely to perform our construction contracts. Future increases in the costs of fuel and other petroleum-based products used in our business, particularly if a bid has been submitted for a contract and the costs of such products have been estimated at amounts less than the actual costs thereof, could result in a lower profit, or a loss, on a contract.

An inability to secure sufficient aggregates could have a negative impact on our future results of operations.

We require aggregates (raw materials that are produced from natural sources and extracted from pits and quarries such as gravel, crushed stone and sand) in connection with our business. Strict governmental regulations and the limited number of properties containing useful aggregates have made it increasingly challenging and costly to obtain sufficient aggregates to support our business, both with respect to internal use and third-party sales. If we are unable to obtain aggregates to support our business, then our financial condition, results of operations and cash flows may be adversely affected.

Unavailability of insurance coverage could have a negative effect on our operations and results.

We maintain insurance coverage as part of our overall risk management strategy and pursuant to requirements to maintain specific coverage that are contained in our financing agreements and in most of our construction contracts. Although we have been able to obtain reasonably priced insurance coverage to meet our requirements in the past, there is no assurance that we will be able to do so in the future. For example, catastrophic events can result in decreased coverage limits, more limited coverage and increased premium costs or deductibles. Our inability to obtain adequate insurance coverage could subject us to increased out-of-pocket expenses in the event of a claim and could have an adverse impact on our ability to procure new work, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Acquisition activity presents certain risks to our business, operations and financial condition, and we may not realize the financial and strategic goals contemplated at the time of a transaction.

We expect that acquisitions will be an important part of our long-term growth strategy. Successful execution following the closing of an acquisition is essential to achieving the anticipated benefits of the transaction. We expect to make acquisitions to expand into new markets and our acquisition strategy depends on our ability to complete and integrate the acquisitions. Mergers and acquisitions are inherently risky, and any mergers and acquisitions that we complete may not be successful. The process of integrating an acquired company’s business into our operations is challenging and may result in expected or unexpected operating or compliance challenges, which may require significant expenditures and a significant amount of our management’s attention that would otherwise be focused on the ongoing operation of our business. The potential difficulties or risks of integrating an acquired company’s business include, among others:

•	the effect of the acquisition on our financial and strategic positions and our reputation,

•	risk that we fail to successfully implement our business plan for the combined business,

•	risk that we are unable to obtain the anticipated benefits of the acquisition, including synergies or economies of scale,

•	challenges in reconciling business practices or in integrating activities, logistics or information technology and other systems,

•	challenges in reconciling accounting issues, especially if an acquired company utilizes accounting principles different from those we use,

•	retention risk with respect to key customers, suppliers and employees and challenges in retaining, assimilating and training new employees,

•

potential failure of the due diligence processes to identify significant problems, liabilities or other shortcomings or challenges of an acquired company, which could result in unexpected litigation, regulatory exposure, financial contingencies and known and unknown liabilities, and

•	challenges in complying with newly applicable laws and regulations, including obtaining or retaining required approvals, licenses and permits.

Our acquisitions may also result in the expenditure of available cash and amortization of expenses any of which could have a material adverse effect on our results of operations or financial condition. Investments in immature businesses with unproven track records have an especially high degree of risk, with the possibility that we may lose the value of our entire investments or incur additional unexpected liabilities. Large or costly acquisitions or investments may also diminish our capital resources and liquidity or limit our ability to engage in additional transactions for a period of time. All of the foregoing risks may be magnified as the cost, size or complexity of an acquisition or acquired company increases, or where the acquired company’s market or business are materially different from ours, or where more than one integration is occurring simultaneously or within a concentrated period of time.

In addition, in the future we may require significant financing to complete an acquisition or investment, whether through bank loans, raising of debt or otherwise. We cannot assure you that such financing options will be available to us on reasonable terms, or at all. If we are not able to obtain such necessary financing, it could have an impact on our ability to consummate a substantial acquisition or investment and execute our growth strategy. Alternatively, we may issue a significant number of shares as consideration for an acquisition, which would have a dilutive effect on our existing stockholders.

Amounts included in our backlog may not result in actual revenue or translate into profits. Our backlog is subject to cancellation and unexpected adjustments and therefore is an uncertain indicator of future results of operations.

Our backlog consists of the remaining unearned revenue on awarded contracts, including our pro-rata share of work to be performed by unconsolidated joint ventures, less the joint venture partners’ pro-rata share of work to be performed by consolidated joint ventures. We include in backlog estimates of the amount of consideration to be received, including bonuses, awards, incentive fees, fixed-price awards, claims, unpriced change orders, penalties, minimum customer commitments on cost plus arrangements, liquidated damages and certain time and material arrangements in which the estimated value is firm or can be estimated with a reasonable amount of certainty in both timing and amounts. As construction on our contracts progresses, we increase or decrease backlog to take account of changes in estimated quantities under fixed-price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenue and costs, including completion penalties and bonuses. Substantially all of the contracts in our backlog may be canceled or modified at the election of the customer. As of June 30, 2023, our backlog was more than $1 billion. Most of our contracts are cancelable on short or no advance notice. Reductions in backlog due to cancellation by a customer, or for other reasons, could significantly reduce the revenue that we actually receive from contracts in backlog. In the event of a project cancellation, we may be reimbursed for certain costs, but we typically have no contractual right to the total revenue reflected in our backlog. Backlog amounts are determined based on target price estimates that incorporate historical trends, anticipated seasonal impacts, experience from similar projects and from communications with our customers. These estimates may prove inaccurate, which could cause estimated revenue to be realized in periods later than originally expected, or not at all. In the past, we have occasionally experienced postponements, cancellations and reductions in expected future work due to changes in our customers’ spending plans, as well as on construction projects, due to market volatility, regulatory and other factors. There can be no assurance as to our customers’ requirements or the accuracy of our estimates. As a result, our backlog as of any particular date is an uncertain indicator of future revenue and earnings. In addition, contracts included in our backlog may not be profitable. If our backlog fails to materialize, our business, financial condition, results of operations, profitability, cash flows and growth prospects could be materially and adversely affected.

The method of recognizing revenue over time using an input method based on costs incurred relative to total expected costs involves significant estimates which may result in material adjustments, which could result in a charge against our earnings.

We recognize contract revenue over time based on costs incurred. Under this method, estimated contract revenue are recognized by applying the percentage of completion of the project for the period based on the ratio of costs incurred to the total estimated costs at completion for the contract. If estimates of costs to complete fixed-price contracts indicate a loss, a provision is made through a contract write-down for the total loss anticipated. Total contract revenue and cost estimates are reviewed and revised at a minimum on a quarterly basis as the work progresses and as change orders are approved. Adjustments based upon the percentage of completion are reflected in contract revenue in the period when these estimates are revised. To the extent that these adjustments result in an increase or a reduction in or an elimination of previously reported contract profit, we recognize a credit or a charge against current earnings, as applicable. Such credits or charges could be material and could cause our results to fluctuate materially from period to period.

Accounting for our contract related revenue and costs, as well as other expenses, require management to make a variety of significant estimates and assumptions. Although we believe we have the experience and processes to enable us to formulate appropriate assumptions and produce reasonably dependable estimates, these assumptions and estimates are subject to the risks inherent in estimates, including unanticipated delays or technical complications. Variances in actual results from related estimates on a large project, or on several smaller projects, could be material. The full amount of an estimated loss on a contract is recognized in the period that our estimates indicate such a loss. Such adjustments and accrued losses could result in reduced profitability from a reversal of previously recorded revenue and profits, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be required to make significant future contributions to multiemployer pension plans in which we participate.

We participate in various multiemployer pension plans in the United States under union agreements that generally provide defined benefits to employees covered by collective bargaining agreements. Absent an applicable exemption, a contributor to a U.S. multiemployer plan is liable, upon termination or withdrawal from a plan, for its proportionate share of the plan’s underfunded vested liability. Funding requirements for benefit obligations of these multiemployer pension plans are subject to certain regulatory requirements, and we may be required to make cash contributions that may be material to one or more of these plans to satisfy certain underfunded benefit obligations. As of December 30, 2022 and December 31, 2021, we recorded no liability for underfunding of multiemployer pension plans in which we participate, as no events triggering our obligation to make contributions for such underfunding were deemed probable to occur.

Debt agreements governing our current indebtedness contain, and debt agreements governing our future indebtedness may contain, certain covenants and other restrictions that may limit our ability to operate our business. Failure to comply with such covenants and other restrictions, or our inability to service any current indebtedness or future indebtedness, could adversely impact our business.

In March 2023, we entered into a Revolving Credit Facility (the “Revolving Credit Facility”) and in September 2023 we entered into a Loan and Security Agreement (the “Loan Agreement”). The terms of our existing debt agreements (including our Revolving Credit Facility, which we intend to repay with a portion of the proceeds from this offering) contain, and any debt agreements governing our future indebtedness may contain, a number of restrictive covenants and other provisions that impose significant operating and financial restrictions on us, including restrictions on our ability, and the ability of our subsidiaries, to take actions that may be in our best interests, including, among others, disposing of assets, entering into change of control transactions, mergers or acquisitions, incurring additional indebtedness, granting liens on our assets, declaring and paying dividends, and agreeing to do any of the foregoing. Our ability to meet financial covenants can be affected by events beyond our control, and we may not be able to continue to meet such covenants. A breach of any of these covenants or other restrictions or the occurrence of other events (including a material adverse effect or the inability to generate cash to service our obligations under our debt agreements) specified in our debt agreements could result in an event of default. Upon the occurrence of an event of default, our lenders could elect to declare all amounts outstanding, if any, to be immediately due and payable and terminate all commitments to extend further credit under our debt agreements. If we were unable to repay those amounts, we could be forced to curtail our operations, reorganize our capital structure (including through bankruptcy proceedings) or liquidate some or all of our assets in a manner that could adversely impact our business and cause holders of our securities to experience a partial or total loss of their investment in us.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which could impair our ability to operate our business or achieve our growth objectives.

Our ongoing ability to generate cash is important for funding our continuing operations, making acquisitions and servicing our indebtedness. To the extent that existing cash balances and cash flows from operations, together with borrowing capacity under our existing debt agreements, are insufficient to make investments or acquisitions or provide needed working capital, we may require additional financing from other sources. Our ability to obtain such additional financing in the future will depend in part on prevailing market conditions, as well as conditions in our business and our results of operations. Furthermore, if global economic, political or other market conditions adversely affect the financial institutions that provide credit to us, it is possible that our ability to draw upon our existing debt and credit facility may be impacted. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make certain investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges, each of which could have a material adverse impact on our business, financial condition, results of operations and cash flows.

We must manage our liquidity carefully to fund our working capital.

The need for working capital for our business varies due to fluctuations in the following amounts, among other factors:

•	receivables;

•	contract retentions;

•	contract assets;

•	contract liabilities;

•	the size and status of contract mobilization payments and progress billings; and

•	the amounts owed to suppliers and subcontractors.

We may have limited cash on hand and the timing of payments on our contract receivables is difficult to predict. If the timing of payments on our receivables is delayed or the amount of such payments is less than expected, our liquidity and ability to fund working capital could be materially and adversely affected.

Because our industry is capital-intensive and we have significant fixed and semi-fixed costs, our profitability is sensitive to changes in volume.

The property, plant and equipment needed to produce our products and provide our services can be very expensive. We must spend a substantial amount of capital to purchase and maintain such assets. Although we believe our current cash balance, along with our projected internal cash flows and available financing sources, will provide sufficient cash to support our currently anticipated operating and capital needs, if we are unable to generate sufficient cash to purchase and maintain the property, plant and equipment necessary to operate our business, or if the timing of payments on our receivables is delayed, we may be required to reduce or delay planned capital expenditures or to incur additional indebtedness. In addition, due to the level of fixed and semi- fixed costs associated with our business, volume decreases could have a material adverse effect on our financial condition, results of operations or liquidity.

We rely on information technology systems to conduct our business, and disruption, failure or security breaches of these systems could adversely affect our business and results of operations.

We rely on information technology (“IT”) systems in order to achieve our business objectives. We also rely upon industry accepted security measures and technology to securely maintain confidential information maintained on our IT systems. However, our portfolio of hardware and software products, solutions and services and our enterprise IT systems may be vulnerable to damage or disruption caused by circumstances beyond our control such as catastrophic events, power outages, natural disasters, computer system or network failures, computer viruses, cyber-attacks or other malicious software programs. The failure or disruption of our IT systems to perform as anticipated for any reason could disrupt our business and result in decreased performance, significant remediation costs, transaction errors, loss of data, processing inefficiencies, downtime, litigation and the loss of suppliers or customers. A significant disruption or failure could have a material adverse effect on our business operations, financial performance and financial condition.

We have implemented processes for systems under our control intended to mitigate risks, however, we can provide no guarantee that those risk mitigation measures will be effective. While we have historically been successful in defending against cybersecurity attacks and breaches, given the frequency of cybersecurity attacks and resulting breaches reported by other businesses and governments, it is likely we will experience one or more breaches of some extent in the future. We have incurred and may in the future incur significant costs in order to implement, maintain and/or update security systems we feel are necessary to protect our information systems, or we may miscalculate the level of investment necessary to protect our systems adequately. Since the techniques used to obtain unauthorized access or to sabotage systems change frequently and are often not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures.

Our business also requires us to share confidential information with suppliers and other third parties. Although we take steps to secure confidential information that is provided to third parties, such measures may not always be effective and data breaches, losses or other unauthorized access to or releases of confidential information may occur and could materially adversely affect our reputation, financial condition and results of operations and could result in liability or penalties under data privacy laws.

To the extent that any system failure, accident or security breach results in material disruptions or interruptions to our operations or the theft, loss or disclosure of, or damage to our data or confidential information, including our intellectual property, our reputation, business, results of operations and/or financial condition could be materially adversely affected.

Cybersecurity attacks on or breaches of our information technology environment could result in business interruptions, remediation costs and/or legal claims.

To protect confidential customer, vendor, financial and employee information, we employ information security measures that secure our information systems from cybersecurity attacks or breaches. Even with these measures, we may be subject to unauthorized access of digital data with the intent to misappropriate information, corrupt data or cause operational disruptions. If a failure of our safeguarding measures were to occur, or if software or third-party vendors that support our information technology environment are compromised, it could have a negative impact to our business and result in business interruptions, remediation costs and/or legal claims, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business is seasonal and is affected by adverse weather conditions and the spending patterns of our customers, exposing us to variable quarterly results.

Some of our customers reduce their expenditures and work order requests towards the end of the fiscal year. Adverse weather conditions, particularly during the fall and winter seasons, can also affect our ability to perform outdoor services in certain regions. As a result, we generally experience reduced revenue in the first quarter of each fiscal year. Natural catastrophes such as hurricanes or other severe weather could also have a negative effect on the economy overall and on our ability to perform outdoor services in affected regions or utilize equipment and crews stationed in those regions, which could negatively affect our results of operations, cash flows and liquidity.

Pandemics and public health emergencies could materially disrupt our business and negatively impact our results of operations, cash flows and financial condition.

Pandemics and public health emergencies, such as the COVID-19 pandemic, may impact our results of operations, cash flows and financial condition in ways that are uncertain, unpredictable and outside of our control. The extent of the impact of such an event depends on the severity and duration of the public health emergency or pandemic, as well as the nature and duration of federal, state and local laws, orders, rules, emergency temporary standards, regulations and mandates, together with protocols and contractual requirements implemented by our customers, that may be enacted or newly enforced in response. Additionally, our ability to perform our work during such an event may be dependent on the governmental or societal responses to these circumstances in the markets in which we operate. A pandemic or public health emergency is likely to heighten and exacerbate the risks described herein. We experienced many of these risks in connection with the COVID-19 pandemic. Any resurgence of infection rates or the spread of new variants or viruses could trigger a return of many of the risks and circumstances we experienced in connection with the COVID-19 pandemic, which could adversely affect our revenue, results of operations, and cash flows.

We have recorded intangible assets that could become impaired and adversely affect our results of operations. Assessing whether impairment has occurred requires us to make significant judgments and assumptions about the future, which are inherently subject to risks and uncertainties, and if actual events turn out to be materially less favorable than the judgments we make and the assumptions we use, we may be required to record impairment charges in the future.

As of December 30, 2022 and December 31, 2021, our intangible assets recorded consisted of trademarks and customer contracts. We assess these assets for impairment annually, or more often if required. Our assessments involve a number of estimates and assumptions that are inherently subjective, require significant judgment and involve highly uncertain matters that are subject to change. The use of different assumptions or estimates could materially affect the determination as to whether or not an impairment has occurred. In addition, if future events are less favorable than what we assumed or estimated in our impairment analysis, we may be required to record an impairment charge, which could have a material adverse impact on our consolidated financial statements.

Both we and our customers use certain commodity products that are subject to significant price fluctuations. These fluctuations may have a material adverse effect on both our and our customers’ financial condition, results of operations and cash flows. Fluctuations in commodity prices may also affect our customers’ investment decisions and therefore subject us to risks of cancellation, delays in existing work, or changes in the timing and funding of new awards.

We are exposed to various commodity price risks, including, but not limited to, cement, steel, liquid asphalt, lumber, diesel fuel, natural gas and propane arising from transactions that are entered into in the normal course of business. We use petroleum based products, such as fuels, lubricants and liquid asphalt, to power or lubricate our equipment, operate our plants and as a significant ingredient in the asphaltic concrete we manufacture for sale to third parties and use in our asphalt paving construction projects. Although we are partially protected by asphalt or fuel price escalation clauses in some of our contracts, many contracts provide no such protection. We also use steel and other commodities in our construction projects that can be subject to significant price fluctuations. In order to manage or reduce commodity price risk, we monitor the costs of these commodities at the time of bid and price them into our contracts accordingly. Additionally, some of our contracts may include commodity price escalation clauses which partially protect us from increasing prices. Significant price fluctuations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Commodity prices can also affect our customers in a number of ways. For example, for those customers that produce commodity products such as concrete, steel products, lumber and oil and gas, fluctuations in price can have a direct effect on their profitability and cash flows and, therefore, their willingness to continue to invest or make new capital investments. To the extent commodity prices decline or fluctuate and our customers defer new investments or cancel or delay existing projects, the demand for our services decreases, which may have a material adverse impact on our business, financial condition, results of operations and cash flows.

Rising inflation and/or interest rates could have an adverse effect on our business, financial condition and results of operations.

Economic factors, including inflation and fluctuations in interest rates, could have a negative impact on our business. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to Legal and Governmental Regulation

Environmental laws and regulations and any changes to, or liabilities arising under, such laws and regulations could have a material adverse effect on our financial condition, results of operations and liquidity.

Our operations are subject to stringent and complex federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection and public health and safety. These laws and regulations impose numerous obligations applicable to our operations, including requirements to obtain a permit or other approval before conducting regulated activities, restrictions on the types, quantities and concentration of materials that can be released into the environment, limitations on activities on certain lands lying within wilderness, wetlands and other protected areas, and assessments of substantial liabilities for pollution resulting from our operations. For example, a number of governmental bodies have finalized, proposed or are contemplating legislative and regulatory actions to reduce emissions of greenhouse gases, such as monitoring, reporting and emissions control requirements for certain large sources of greenhouse gases and greenhouse gas cap-and-trade programs. Because we emit greenhouse gases through the combustion of fossil fuels as part of our operations, any such laws and regulations applicable to jurisdictions in which we operate could require us to incur costs to reduce greenhouse gas emissions associated with our operations.

We have in the past been, and may in the future be, required to remediate contaminated properties currently or formerly owned or operated by us or third-party facilities that receive waste generated by our operations, regardless of whether such contamination resulted from our own actions or those of others and whether such actions complied with applicable laws at the time they were taken. In connection with certain acquisitions, we could assume, or be required to provide indemnification against, environmental liabilities that could expose us to material losses. Furthermore, the existence of contamination at properties that we own, lease or operate could result in increased operational costs or restrictions on our ability to use those properties as intended, including for mining purposes.

Numerous government authorities, such as the EPA and analogous state agencies, have the power to enforce compliance with these laws and the permits issued under them. Such enforcement actions often involve difficult and costly compliance measures or corrective actions. Certain environmental laws impose strict liability (i.e., no showing of “fault” is required) or joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, compensatory damages, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In addition, we may experience delays in obtaining, or be unable to obtain, required permits, which may delay or interrupt our operations and limit our growth and revenue.

In certain instances, citizen groups also have the ability to bring legal proceedings against us if we are not in compliance with environmental laws, or to challenge our ability to receive environmental permits that we need to operate. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. Moreover, public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to our industry could continue, resulting in increased costs of doing business and, consequently, affecting profitability.

Our failure to comply with immigration laws could result in significant liabilities, harm our reputation with our customers and disrupt our operations.

Although we take steps to verify the employment eligibility status of all our employees, some of our employees may, without our knowledge, be unauthorized workers. Unauthorized workers are subject to deportation and may subject us to fines or penalties and, if any of our workers are found to be unauthorized, we could experience adverse publicity that could make it more difficult to hire and retain qualified employees. Termination of a significant number of unauthorized employees may disrupt our operations, cause temporary increases in our labor costs as we train new employees and result in additional adverse publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state immigration laws. If we fail to comply with these laws, our operations may be disrupted, and we may be subject to fines or, in extreme cases, criminal sanctions. In addition, many of our customer contracts specifically require compliance with immigration laws, and, in some cases, our customers audit compliance with these laws. Further, several of our customers require that we ensure that our subcontractors comply with these laws with respect to the workers that perform services for them. Failure to comply with these laws or to ensure compliance by our subcontractors could damage our reputation and may cause our customers to cancel contracts with us or to not award future business to us. These factors could adversely affect our financial condition, results of operations and cash flows.

Our failure to comply with the regulations of OSHA and state and local agencies that oversee safety compliance could adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects.

The Occupational Safety and Health Act of 1970, as amended, establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by OSHA and various recordkeeping, disclosure and procedural requirements. Various standards, including standards for notices of hazards and safety in excavation and demolition work, may apply to our operations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of business in complying with OSHA and other state and local laws and regulations, and could incur penalties and fines in the future, including, in extreme cases, criminal sanctions.

While we have invested, and will continue to invest, substantial resources in occupational health and safety programs, our industry involves a high degree of operational risk, and there can be no assurance that we will avoid significant liability. Although we have taken what we believe to be appropriate precautions, employees may suffer additional injuries in the future. Serious accidents of this nature may subject us to substantial penalties, civil litigation or criminal prosecution. Personal injury claims for damages, including for bodily injury or loss of life, could result in substantial costs and liabilities, which could materially and adversely affect our financial condition, results of operations or cash flows. In addition, if our safety record were to deteriorate, or if we suffered substantial penalties, adverse publicity or criminal prosecution for violation of health and safety regulations, customers could cancel existing contracts and not award future business to us, which could materially adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects.

A change in tax laws or regulations of any federal or state jurisdiction in which we operate could increase our tax burden and otherwise adversely affect our business, financial condition, results of operations and cash flows.

We continue to assess the impact of various U.S. federal, state and international legislative proposals that could result in a material increase to our U.S. federal, state and/or international taxes. We cannot predict whether any specific legislation will be enacted or the terms of any such legislation. However, if such proposals were to be enacted, or if modifications were to be made to certain existing regulations, the consequences could have a material adverse impact on us, including increasing our tax burden, increasing our cost of tax compliance or otherwise adversely affecting our business, financial condition, results of operations and cash flows.

General Risk Factors

From time to time, we are involved in litigation proceedings, potential liability claims and contract disputes which may reduce our profits.

We may be subject to a variety of legal proceedings, liability claims or contract disputes. We engage in engineering and construction activities where design, construction or systems failures can result in substantial injury or damage. In addition, the nature of our business results in customers, subcontractors and suppliers occasionally presenting claims against us for recovery of costs they incurred in excess of what they expected to incur, or for which they believe they are not contractually liable. We have been and may in the future be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters. In proceedings when it is determined that we have liability, we may not be covered by insurance or, if covered, the dollar amount of these liabilities may exceed our policy limits. In addition, even where insurance is maintained for such exposure, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Any liability not covered by our insurance, in excess of our insurance limits or, if covered by insurance but subject to a high deductible, could result in a significant loss for us, and reduce our cash available for operations. In other legal proceedings, liability claims or contract disputes, we may be covered by indemnification agreements which may at times be difficult to enforce. Even if enforceable, it may be difficult to recover under these agreements if the indemnitor does not have the ability to financially support the indemnity. Litigation and regulatory proceedings are subject to inherent uncertainties, and unfavorable rulings could occur. If we were to receive an unfavorable ruling in a matter or fail to fully or promptly recover on any claims (including customer claims), our business and results of operations could be materially harmed for reasons such as a material adverse impact on our liquidity and financial results. In addition, litigation and other proceedings may take up management’s time and attention and take away from the time they are able to devote to other matters.

Although climate change and increasing regulations often drive demand for water infrastructure, climate change, and related legislative and regulatory responses to climate change, may have a long-term impact on our business.

Although we believe that we may benefit from initiatives seeking to address the effects of climate change, and we seek to mitigate our business risks associated with climate change by establishing robust environmental programs and partnering with organizations who are also focused on mitigating their own climate related risks, we recognize that there are inherent climate related risks wherever business is conducted. Access to clean water and reliable energy in the communities where we conduct our business is a priority and is not guaranteed. Any of these locations may be vulnerable to the adverse effects of climate change. For example, California, where we conduct a significant amount of business, has historically experienced, and is projected to continue to experience, climate-related events including drought and water scarcity, warmer temperatures, wildfires and air quality impacts and power shut-offs associated with wildfire prevention. Climate-related events, including the increasing frequency of extreme weather events and their impact on critical infrastructure in the U.S. and elsewhere, have the potential to disrupt our business, our third-party suppliers, and the business of our customers, and may cause us to experience higher attrition, losses and additional costs to maintain or resume operations.

Additionally, in many countries and jurisdictions, including the United States, governmental bodies are enacting new or additional legislation and regulations to reduce or mitigate the potential impacts of climate change. If we, our suppliers, or our customers are required to comply with these laws and regulations, or if we choose to take voluntary steps to reduce or mitigate our impact on climate change, we may experience increased costs for energy, production, transportation, and raw materials, increased capital expenditures, or increased insurance premiums and deductibles, which could adversely impact our operations. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards is uncertain given the wide scope of potential regulatory change in the United States.

Physical, transition and regulatory risks related to climate change could have a material adverse impact on our business, financial condition and results of operations.

Physical risks related to climate change, such as changing sea levels, temperature fluctuations, severe storms, and energy and technological disruptions, could cause delays and increases in project costs, resulting in variability in our revenue and profitability, as well as potentially adverse impacts to our results of operations and financial condition. In addition, growing public concern about climate change has resulted in the increased focus of local, state, regional, national and international regulatory bodies on greenhouse gas emissions and climate change issues. Legislation to regulate greenhouse gas emissions has periodically been introduced in the Congress and in the legislatures of various states in which we operate, and there has been a wide-ranging policy debate, both in the United States and internationally, regarding the regulation of greenhouse gas emissions. Such policy changes, including any enactment of increasingly stringent emissions or other environmental regulations, could increase the costs of projects for us and for our customers and, in some cases, delay or even prevent a project from going forward, thereby potentially reducing demand for our services. Consequently, this could have a material adverse effect on our business, financial condition and results of operations.

Deterioration of the United States economy could have a material adverse effect on our business, financial condition and results of operations.

To the extent that Congress is unable to lower United States debt substantially, a decrease in federal spending could result, which could negatively impact the ability of government agencies to fund existing or new infrastructure projects. In addition, such actions could have a material adverse effect on the financial markets and economic conditions in the United States as well as throughout the world, which may limit our ability and the ability of our customers to obtain financing and/or could impair our ability to execute our acquisition strategy. Deterioration in general economic activity and infrastructure spending or Congress’ deficit reduction measures could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

In addition to the increased cost we have incurred, and expect to continue to incur as an independent company following our separation from AECOM in January 2021, as a public company whose shares are listed on Nasdaq, we will incur additional accounting, legal and other expenses that we did not incur as a private company, including costs associated with our public company reporting requirements under the Exchange Act. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the SEC, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, introduce new costs, such as investor relations, stock exchange listing fees, stockholder reporting and directors and officers liability insurance, and will make some activities more time-consuming and costly. Furthermore, compliance with these rules will require a substantial investment of management’s time, and this investment may result in a diversion of management’s time and attention from revenue-generating activities. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs, which are likely to be material.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, creating additional legal and financial compliance costs and requiring additional investment of management’s time. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to disclosure and governance practices. In addition, if our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock

Our controlling stockholder will be able to exert substantial influence.

Following this offering, our controlling stockholder will beneficially own approximately 82.8% of our outstanding shares of common stock (80.7% if the underwriters exercise their over-allotment option in full). As a result, they could exert substantial influence over the outcome of any corporate matter submitted to our stockholders for approval, including the election of directors and any transaction that might cause a change in control, such as a merger or acquisition. Any stockholder in favor of a matter that is opposed by our controlling stockholder and members of our management would have to obtain a significant number of votes to overrule their votes. See “Principal Stockholders.”

Because we will be a “controlled company” under the listing standards of Nasdaq and the rules of the SEC, our stockholders may not have certain corporate governance protections that are available to stockholders of companies that are not controlled companies.

Following the completion of this offering, our controlling stockholder will continue to control a majority of the voting power of our outstanding common stock. As a result, although we do not expect to rely on the “controlled company” exemption, we will be a “controlled company” under the listing standards of Nasdaq and SEC rules, and we will qualify for exemptions from certain corporate governance requirements. Specifically, we will not be required to comply with certain provisions requiring that (i) a majority of our directors be independent, (ii) the compensation of our executives be determined by independent directors or (iii) nominees for election to our board of directors be selected by independent directors. If we elect to take advantage of some or all of these exemptions, our stockholders may not have the protections that these rules are intended to provide. Although we do not currently expect to rely on any of the “controlled company” exemptions, we may do so in the future. Our status as a “controlled company” could cause our common stock to be less attractive to certain investors or otherwise reduce the trading price of our common stock.

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a market for our common stock will develop or that the market price of shares of our common stock will not decline following the offering.

We cannot assure you that a trading market will develop for our common stock after this offering or, if one develops, that such trading market can be sustained. We have applied to have our common stock listed on Nasdaq, but we cannot assure you that our application will be approved. In addition, we cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through our negotiations with the underwriters based on numerous factors, including the information set forth in this prospectus, our prospects and the prospects of our industry, an assessment of our management, our prospects for future earnings, the general condition of the securities markets, the recent market prices of, and demand for, publicly traded common stock of generally comparable companies and other factors deemed relevant by the underwriters and us. Neither we nor the underwriters can assure you that the initial public offering price will bear any relationship to the market price at which our common stock may trade after our initial public offering. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to underwriting discounts and commissions and related offering expenses.

We have broad discretion as to the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses to which we will put the net proceeds from this offering. Our management will have broad discretion in the application of the net proceeds, and we may use these proceeds in ways with which you may disagree or for purposes other than those contemplated at the time of the offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. See “Use of Proceeds.”

The market price of our common stock may fluctuate significantly.

The market price and liquidity of the market for shares of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay and may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•	significant volatility in the market price and trading volume of securities of companies in our sector, which is not necessarily related to the operating performance of these companies,

•	delays between our capital investments and the generation of revenue from those investments,

•	changes in the mix of projects in which we are engaged during any period,

•	announcements of new contracts or service offerings by us or our competitors,

•	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors,

•	changes in regulatory policies or tax guidelines,

•	changes or perceived changes in earnings or variations in results of operations,

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts, and

•	general economic trends and other external factors.

Investors in this offering will experience immediate dilution upon the closing of the offering.

If you purchase shares of our common stock in this offering, you will experience immediate dilution of $8.58 per share because the price that you pay will be greater than the pro forma net asset value per share of the common stock you acquire. This dilution is in large part due to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You may experience additional dilution if we issue shares of our common stock under the SCCI National Holdings, Inc. 2021 Stock Plan adopted in May 2021 (our “2021 Stock Plan”), the Shimmick Corporation 2023 Equity Incentive Plan (the “2023 Omnibus Incentive Plan”) we expect to adopt in connection with this offering or any other equity incentive plan, or we otherwise issue additional shares of our common stock at a price below the initial public offering price. For more information, see “Dilution” beginning on page 55.

If equity research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our shares, the price of our shares could decline.

The trading market for our shares will rely in part on the research and reports that equity research analysts publish about us and our business. We do not have control over these analysts, and we do not have commitments from them to write research reports about us. The price of our shares could decline if one or more equity research analysts downgrades our shares, issues other unfavorable commentary, or ceases publishing reports about us or our business.

Future sales of our shares could reduce the market price of our shares.

The price of our shares could decline if there are substantial sales of our common stock, particularly by our directors, our executive officers or their affiliates, or when there is a large number of shares of our common stock available for sale. The perception in the public market that our stockholders might sell our shares could also depress the market price of our shares. Our existing stockholders prior to this offering and members of our management team are subject to lock-up agreements with the underwriters that restrict their ability to transfer their shares for at least 180 days after the date of this prospectus. Consequently, upon expiration of the lock-up agreements, 21,918,877 additional shares will be eligible for sale in the public market (or 22,601,377 shares if the underwriters exercise their over-allotment option in full). The market price of our shares may drop significantly when the restrictions on resale lapse and these stockholders are able to sell their shares into the market. If this occurs or continues, it could impair our ability to raise additional capital through the sale of securities should we desire to do so. See “Shares Eligible for Future Sale” beginning on page 119.

Raising additional capital by issuing equity or equity-linked securities may cause dilution to our stockholders.

We may need or desire to raise substantial additional capital in the future. Our future capital requirements will depend on many factors, including, among others:

•	the capital requirements for current and potential projects,

•	the extent to which we invest in additional or replacement equipment,

•	the extent to which we acquire businesses or enter into joint ventures or other strategic relationships, and

•	the costs of financing unanticipated working capital requirements and responding to competitive pressures.

If we raise additional funds by issuing equity or equity-linked securities, we will reduce the percentage ownership of our then-existing stockholders, and the holders of those newly-issued equity or equity linked securities may have rights, preferences, or privileges senior to those possessed by our then-existing stockholders. Moreover, the existence of a substantial number of additional shares of common stock or other equity or equity-linked securities available for sale in the public market as a result of any such future capital raises could depress the market price of our common stock and impair our ability to conduct subsequent capital raises through the sale of further equity or equity-linked securities. We cannot predict the effect that future sales of our common stock or other equity or equity-linked securities would have on the market price of our common stock.

We do not anticipate paying any cash dividends in the foreseeable future after this offering. Therefore, if our share price does not appreciate, our investors may not experience gains and could potentially lose on their investment in our shares.

After this offering, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, including any indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deems relevant. As a result, capital appreciation, if any, of our shares will be investors’ sole source of gain for the foreseeable future.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our amended and restated certificate of incorporation and amended and restated bylaws proposed to be in effect upon consummation of this offering will contain provisions that could significantly reduce the value of our shares to a potential acquirer or delay or prevent changes in control or changes in our management without the consent of our board of directors. The provisions in our charter documents will include the following:

•

the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror,

•

the required approval of at least 66 2/3% of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors,

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders, and

•

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

In addition, these provisions would apply even if we were to receive an offer that some stockholders may consider beneficial.

We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law (“DGCL”). Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, our board of directors has approved the transaction. See “Description of Capital Stock”.

Our amended and restated charter documents will provide that the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction, another state or the federal courts (as appropriate) located within the State of Delaware) will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or stockholders.

Our amended and restated charter documents will provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction, another state or the federal courts (as appropriate) located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, or other employee, or stockholder of ours to us or our stockholders, (iii) action asserting a claim against us or any current or former director or officer of ours arising pursuant to any provision of the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the State of Delaware. Our amended and restated certificate of incorporation further will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including any claims under the Securities Act and the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and accordingly, we cannot be certain that a court would enforce such provision. See “Description of Capital Stock — Exclusive Forum.”

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated charter documents, except our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former directors, officers, other employees, or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

If, after this offering, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act as it applies to an emerging growth company that is listed on an exchange for the first time, or if we are unable to maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy of our financial statements and our share price may suffer.

After the completion of this offering, we will become subject to Section 404(a) of the Sarbanes-Oxley Act, which requires a company that is subject to the reporting requirements of the U.S. securities laws to conduct a comprehensive evaluation of its internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures, and our management will be required to assess and report on the effectiveness of our internal controls over financial reporting. Although we will be required to disclose significant changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first report on the effectiveness of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC.

We will need to prepare for initial compliance with Section 404(a) of the Sarbanes-Oxley Act by testing, assessing and, as necessary, strengthening our system of internal controls. Even after our initial assessment and report, we will need to test, assess and, as necessary, strengthen our internal controls on an annual basis. Furthermore, as our business continues to grow, our internal controls will become more complex and will require significantly more resources and attention to ensure that our internal controls remain effective overall. This process is complicated and time-consuming, and may divert management’s attention from revenue-generating activities. For so long as we continue to qualify as an emerging growth company or smaller reporting company, we will not be required to comply with Section 404(b) of the Sarbanes-Oxley Act, which requires a registered independent accounting firm to attest to and report on management’s assessment of its internal control over financial reporting. If we become subject to Section 404(b) of the Sarbanes-Oxley Act, we will incur additional expense in order to obtain the required attestation report.

Over the course of testing our internal controls, our management may identify material weaknesses, which may not be remediated in a timely manner to meet the deadline imposed by the Sarbanes-Oxley Act. A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

In the course of preparing the financial statements that are included in this prospectus, our management has determined that we have material weaknesses in our internal control over financial reporting, which relates to the lack of a sufficient number of trained resources with assigned responsibilities and accountability for the design and operation of internal controls over financial reporting, lack of formal and effective controls over certain financial statement account balances, and lack of formal and effective controls over the Committee of Sponsoring Organizations (“COSO”) principles including control environment, risk assessment, control activities, information and communications and monitoring which resulted in material adjustments in the preparation of our condensed consolidated financial statements as of and for the six months ended June 30, 2023 and the consolidated financial statements for the fiscal years ended December 30, 2022 and December 31, 2021. In order to remediate these material weaknesses, we have hired and continue to seek out additional accounting and finance staff members with public company reporting experience, to augment our current staff and to improve the effectiveness of our closing and financial reporting processes. We are currently implementing key controls over financial reporting and COSO principles. While we have implemented a plan to remediate these material weaknesses, the steps we have taken to date, and that we are continuing to implement, may not be sufficient to remediate these material weaknesses or to avoid the identification of other material weaknesses in the future. If we fail to remediate the material weaknesses identified above in a timely manner or if we identify future deficiencies in our internal control over financial reporting, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. We also could become subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our stock price may be adversely affected.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Our disclosure controls and procedures are intended to be designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that there are judgments in decision-making, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

We are an emerging growth company and a smaller reporting company, and because we take advantage of specified reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies, our financial statements may not be comparable to companies that comply with public company effective dates, which may make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” as defined under the Exchange Act, our annual gross revenue exceeds $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in connection with registered securities offerings;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley);

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation, identification of critical audit matters or a supplement to the auditor’s report providing additional information about the audit and the financial statements, unless the U.S. Securities and Exchange Commission (SEC) determines the new rules are necessary for protecting the public;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this exemption and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley. Our financial statements may, therefore, not be comparable to those of companies that comply with such accounting standards and auditor attestation requirements. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Our management has no prior experience operating a public company and therefore may have difficulty in successfully and profitably operating our business, or complying with regulatory requirements.

Prior to the closing of this offering, our management had no experience operating a public company. As a result, we cannot assure you that we will be able to successfully operate as a public company, execute our business strategies as a public company, or comply with regulatory requirements applicable to public companies.

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Summary Prospectus,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” and relate to matters such as our industry, business strategy, goals, and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources, and other financial and operating information. Our forward looking statements are generally accompanied by words such as “may,” “will,” “expect,” “intend,” “estimate,” “project,” “predict,” “believe,” “anticipate,” “assume,” “continue,” “could,” “estimate,” “intend,” “potential,” “plan,” “future,” “seek,” “foreseeable,” “goal,” the negative versions of these words or other similar words and phrases to identify forward-looking statements in this prospectus.

The forward looking statements in this prospectus speak only as of the date of this prospectus and we caution you not to unduly rely on them. Our management has based these forward-looking statements on its current expectations and assumptions about future events and these forward-looking statements are not guarantees of future performance. The forward-looking statements are subject to various risks, uncertainties, assumptions, or changes in circumstances that are difficult to predict or quantify. Our expectations, beliefs, and projections are expressed in good faith, and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, and projections will result or be achieved. Actual results may differ materially from these expectations due to changes in global, regional, or local economic business, competitive, market, regulatory, and other factors, many of which are beyond our control. We believe these factors include, but are not limited to, those described under “Risk Factors” and the following:

•	our ability to accurately estimate risks, requirements or costs when we bid on or negotiate a contract,

•	the impact of our fixed-price contracts,

•	qualifying as an eligible bidder for contracts,

•	the availability of qualified personnel, joint venture partners and subcontractors,

•	inability to attract and retain qualified managers and skilled employees and the impact of loss of key management,

•	higher costs to lease, acquire and maintain equipment necessary for our operations and decline in market value of owned equipment,

•	subcontractors failing to satisfy their obligations to us or other parties or any inability to maintain subcontractor relationships,

•	marketplace competition,

•	our limited operating history as an independent company following our separation from AECOM,

•	our inability to obtain bonding,

•	disputes with our prior owner, AECOM, and requirements to make future payments to AECOM,

•	AECOM defaulting on its contractual obligations to us or under agreements in which we are a beneficiary,

•	our limited number of customers,

•	dependence on subcontractors and suppliers of materials,

•	any inability to secure sufficient aggregates,

•	inability to complete a merger or acquisition or to integrate an acquired company’s business,

•	adjustments in our contract backlog,

•	accounting for our revenue and costs involves significant estimates, as does our use of the input method of revenue recognition based on costs incurred relative to total expected costs,

•	any failure to comply with covenants under any current indebtedness, and future indebtedness we may incur,

•	the adequacy of sources of liquidity,

•	cybersecurity attacks against, disruptions, failures or security breaches of, our information technology systems,

•	seasonality of our business,

•	pandemics and health emergencies,

•	commodity products price fluctuations and rising inflation and/or interest rates,

•	liabilities under environmental laws, compliance with immigration laws, and other regulatory matters, including changes in regulations and laws,

•	climate change, and

•	deterioration of the U.S. economy.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments, or other strategic transactions we may make. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $41.8 million (or $48.8 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. This estimate assumes a public offering price of $11.00 per share, which is the mid-point of the offering price range indicated on the cover of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $4.9 million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $10.2 million, assuming the assumed initial public offering price of $11.00 per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we receive from this offering. However, we currently intend to use the net proceeds of this offering to repay all outstanding borrowings under our Revolving Credit Facility, with the remaining amounts for working capital and other general corporate purposes, including the potential funding of future opportunistic acquisitions. Currently, no specific acquisition targets have been identified and we do not have agreements or commitments to enter into any acquisitions. In the event that any net proceeds are not immediately applied, we may temporarily hold them as cash, deposit them in banks or invest them in cash equivalents or securities.

As of June 30, 2023, there was $30.0 million of borrowings outstanding under our Revolving Credit Facility. The Revolving Credit Facility bears interest at an annual rate of adjusted term SOFR, subject to a 1.0% floor, plus 4.50%, and matures on March 27, 2028. The proceeds from the Revolving Credit Facility were used for general corporate purposes.

For additional information, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

DIVIDENDS AND DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any additional cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization as of June 30, 2023 (i) on an actual basis, with historical share amounts updated to reflect the 2.7386-for-1 stock split of our common stock and (ii) on a pro forma basis to give effect to (a) the filing and effectiveness of our proposed amended and restated certificate of incorporation, including to increase our authorized share capital, (b) the 2.7386-for-1 stock split of our common stock and (c) the sale by us of 4,550,000 shares of our common stock in this offering at an assumed initial public offering price of $11.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus) after deducting estimated underwriting discounts and commissions and offering expenses paid by us and the application of the net proceeds from this offering to us as described under “Use of Proceeds,” in each case, as if such event had occurred on June 30, 2023.

You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the sections titled “Prospectus Summary — Summary Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following amounts are in thousands, except per share data.

	As of June 30, 2023
	Actual	Pro Forma
Cash and cash equivalents	$61,295	$73,424

Long-term debt, net	$29,668	—
Stockholders’ equity:
Preferred stock, par value $0.01 per share: no shares authorized or issued and outstanding as of June 30, 2023, actual; 25,000,000 shares authorized, no shares issued and outstanding on a pro forma basis	—	—
Common stock, par value $0.01 per share: 27,386,000 shares authorized, 21,908,800 shares issued and outstanding as of June 30, 2023, actual; 100,000,000 shares authorized, 26,458,800 shares issued and outstanding on a pro forma basis	219	265
Additional paid-in capital	4,392	54,397
Retained earnings	29,446	29,446
Non-controlling interests	(1,014)	(1,014)

Total stockholders’ equity	33,043	83,094

Total capitalization	$62,711	$83,094

The information presented above assumes no exercise of the underwriters’ option to purchase additional shares.

Each $1.00 increase or decrease in the assumed initial public offering price of $11.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $4.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering.

An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, the amount of cash and cash equivalents, stockholders’ equity and total capitalization by approximately $11 million, assuming the assumed initial public offering price per share remains the same, and after deducting underwriting discounts and commissions. The pro forma information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after the closing of this offering.

Our net tangible book value of our common stock as of June 30, 2023 was $22.3 million, or $1.02 per share, based on the number of shares of our common stock outstanding as of June 30, 2023. Net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of common stock.

After giving effect to the receipt of the net proceeds from our sale of 4,550,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2023, would have been $64.1 million, or $2.42 per share. This represents an immediate increase in pro forma net tangible book value of $1.40 per share to our existing stockholders and an immediate dilution of $8.58 per share to investors purchasing common stock in this offering. The per share data presented gives effect to the 2.7386-for-1 stock split of our common stock, which was effect on October 23, 2023.

We calculate dilution per share to new investors by subtracting the pro forma net tangible book value per share from the initial public offering price paid by the new investor. The following table illustrates the dilution to new investors on a per share basis:

Assumed initial public offering price per share	$11.00
Net tangible book value per share as of June 30, 2023	$1.02
Increase in net tangible book value per share attributable to new investors in this offering	$1.40

Pro forma net tangible book value per share after this offering	$2.42

Dilution in net tangible book value per share to new investors in this offering	$8.58

Each $1.00 increase (decrease) in the assumed initial public offering price of $11.00 would increase (decrease) our pro forma net tangible book value per share after this offering by $0.17 per share and the dilution to new investors by $0.83 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the pro forma net tangible book value by $0.09 per share and the dilution to new investors by $0.09 per share, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions.

If the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, the pro forma net tangible book value per share after giving effect to this offering would be $2.62 per share, representing an increase of $0.20 per share, and immediate dilution to new investors in this offering of $8.38 per share.

The foregoing discussion and tables assume no exercise of stock options to purchase 4,340,270 shares of our common stock issuable upon the exercise of stock options outstanding as of October 23, 2023, at a weighted average exercise price of $1.26 per share. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities or any options are exercised, new investors will experience further dilution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations is intended to assist in understanding and assessing the trends and significant changes in our results of operations and financial condition. Historical results may not be indicative of future performance. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and all other non-historical statements in this discussion are forward looking statements and are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” or in other sections of this prospectus. This discussion should be read in conjunction with “Prospectus Summary — Summary Selected Consolidated Financial Data” and our unaudited condensed consolidated and audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

In this discussion, we use certain non-GAAP financial measures. Explanation of these non-GAAP financial measures and reconciliation to the most directly comparable GAAP financial measures are included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations as well as “Prospectus Summary — Summary Selected Consolidated Financial Data.” Investors should not consider non-GAAP financial measures in isolation or as substitutes for financial information presented in compliance with GAAP.

Overview

We are a leading provider of water and other critical infrastructure solutions nationwide. Through our predecessor entities we have a long history of working on complex water projects, ranging from the world’s largest wastewater recycling and purification system in California to the iconic Hoover Dam. According to Engineering News Record, in 2022 we were nationally ranked as a top ten builder of dams and reservoirs (#1), water supply (#3), water treatment and desalination plants (#8) and mass transit (#9). We are led by industry veterans, many with over 20 years of experience, and work closely with our customers to deliver complete solutions, including long-term operations and maintenance.

While our legacy companies have a long history operating in the United States, we have a limited operating history as an independent company. Following our separation from AECOM, we began a transformation to shift our strategy to meet the nation’s growing need for water and other critical infrastructure. We believe our competitive strengths, which are discussed below, position us to execute this strategy and capitalize on market opportunities. However, our limited operating history as an independent company and historical dependence on AECOM and subject us to a number of risks, such as an inability to obtain necessary bonding and the need to incur additional operating expenses to create or supplement the corporate infrastructure necessary to operating as an independent company. We are also involved in ongoing disputes with AECOM, which could adversely impact our business. See “— AECOM Sale Transactions” and “Risk Factors — Risks Related to our Projects — We have a limited operating history as an independent company and have been historically dependent on our prior owner, AECOM, “— Risks Related to Our Business and Industry — We are involved in ongoing disputes with our prior owner, AECOM, which could adversely impact our business,” “— We may be required to make additional payments to AECOM pursuant to contractual arrangements” and “— If AECOM defaults on its contractual obligations to us or under agreements in which we are a beneficiary, our business could be materially and adversely impacted” for additional information.

For the six months ended June 30, 2023 and July 1, 2022, we generated revenue of $319.3 million and $293.6 million, respectively, and net (loss) income attributable to Shimmick Corporation of $(19.6) million and $3.7 million, respectively. Adjusted EBITDA, was $(2.9) million and $31.9 million for the six months ended June 30, 2023 and July 1, 2022, respectively. Adjusted net (loss) attributable to Shimmick Corporation income was $(12.0) million and $22.7 million for the six months ended June 30, 2023 and July 1, 2022, respectively. For the years ended December 30, 2022 and December 31, 2021, we generated revenue of $664.2 million and $572.7 million, respectively, and net income attributable to Shimmick Corporation of $3.8 million and $45.4 million, respectively. Adjusted EBITDA was $47.0 million and $(193.6) million for the years ended December 30, 2022 and December 31, 2021, respectively. Adjusted net income (loss) was $29.5 million and ($184.3) million for the years ended December 30, 2022 and December 31, 2021, respectively. For reconciliations of Adjusted EBITDA and Adjusted net (loss) income to net income, in each case the most directly comparable GAAP financial measure, see “— Results of Operations” below.

We operate on a 52-week or 53-week fiscal year ending on the Friday closest to December 31 each year. Our fiscal year is divided into four quarters of 13 weeks, each beginning on a Saturday and containing one 5-week period followed by two 4-week periods. When a 53-week fiscal year occurs, we report the additional week in the fourth fiscal quarter. Accordingly, the six month periods ended June 30, 2023 and July 1, 2022 each consisted of 26 weeks. References to fiscal year 2022 are to our 52-week fiscal year ended December 30, 2022 and references to fiscal year 2021 are to our 52-week fiscal year ended December 31, 2021.

AECOM Sale Transactions

Overview

On December 9, 2020, AECOM and URS Holdings, Inc., an affiliate of AECOM (the “Seller” and, together with AECOM, the “Seller Entities”), entered into a purchase and sale agreement (the “Purchase Agreement”) with SCC Group, a special purpose entity formed for the purpose of entering into and consummating the transactions contemplated by the Purchase Agreement (the “AECOM Sale Transactions”). Under the Purchase Agreement, SCC Group agreed to purchase and acquire 100% of the stock of the Company and certain other assets related to our business and our subsidiaries to the extent owned by Seller Entities or their affiliates. On January 2, 2021, the parties closed the AECOM Sale Transactions.

On November 19, 2021, SCC Group was merged with SCCI National Holdings, Inc., with SCCI National Holdings, Inc. becoming the surviving entity. In the intervening period between January 2, 2021 and November 19, 2021, SCC Group’s assets and liabilities consisted of its investment in SCCI National Holdings, Inc., as well as rights to receive any net working capital settlement and any obligation to pay contingent consideration related to its January 2, 2021 acquisition of SCCI National Holdings, Inc. The November 19, 2021 merger of SCC Group with SCCI National Holdings, Inc. was accounted for as a combination of entities under common control. Accordingly, results of the operations of the two entities have been combined from the point when they came under common control (i.e., when SCC Group acquired SCCI National Holdings, Inc. on January 2, 2021). The business combination is thus reflected in the consolidated financial statements of the combined company for the year ended December 31, 2021. SCC Group did not have substantive operations, assets or liabilities prior to the merger with SCCI National Holdings, Inc. except those pertaining to its acquisition of the SCCI National Holdings, Inc. business.

Retained Claim Reimbursements

The Purchase Agreement provides that the Seller Entities will retain the right to participate in a portion of the net proceeds of any cash, cash equivalents or other assets received or recovered from any claims relating to certain specified legacy projects that were ongoing at the time of closing. AECOM is entitled to a percentage of proceeds we may receive, subject to a specified cap for each such legacy project.

Earn Out Consideration

As additional consideration, the Seller Entities are entitled to receive a one-time additional cash payment based on the performance of the business for the 36-month period beginning October 3, 2020 and ending September 29, 2023 based on specified aggregate Adjusted EBITDA (as defined in the Purchase Agreement) thresholds set forth in the Purchase Agreement. Any such additional cash payment, if owed, will be required to be made prior to

January 31, 2024. Based on the Adjusted EBITDA (as defined in the Purchase Agreement) of the business to date, we do not anticipate an earnout being achieved.

Shared Tax Benefits

Pursuant to the internal reorganization of its business in early 2020, AECOM agreed to make an election under Treasury Regulations Section 1.1502-36(d)(6) that could result in certain tax benefits to us (in the form of cash or a reduction in liability for taxes). We are obligated to share with AECOM actual tax benefits realized (i.e., in cash or through an actual reduction in liability for tax).

Other Items

We have agreed to indemnify the Seller Entities for any costs or expenses incurred under any outstanding letters of credit, surety bonds, guarantees, advance payment guarantees and other contractual obligations arising from or relating to the assets purchased or the liabilities assumed under the Purchase Agreement. Further, the Seller Entities have provided a conditional guaranty required by any surety bonds and/or a bonding program relating to certain guaranteed obligations and payment obligations with respect to the certain other assets related to our business and our subsidiaries to the extent owned by Seller Entities or their affiliates.

For additional information regarding AECOM, see “Risk Factors — Risks Related to Our Business and Industry — We are involved in ongoing disputes with our prior owner, AECOM, which could adversely impact our business,” “— We may be required to make additional payments to AECOM pursuant to contractual arrangements,” “— If AECOM defaults on its contractual obligations to us or under agreements in which we are a beneficiary, our business could be materially and adversely impacted” and “Business — Transition Services Agreement.”

COVID-19 Impact

The impact of the coronavirus pandemic and measures to prevent its spread caused us to face disruption to operations, supply chain delays, travel and trade restrictions and impacted economic activity in affected regions. For example, some jurisdictions imposed a wide range of restrictions on the physical movement of our employees and vendors to limit the spread of COVID-19 and some nonessential construction and other client projects were temporarily halted as a result. Further, the coronavirus made estimating the future performance of our business and mitigating the adverse financial impact of related developments on our business operations more difficult. See “Risk Factors—Risks Related to our Business and Industry — Pandemics and public health emergencies could materially disrupt our business and negatively impact our results of operations, cash flows and financial conditions.”

Key Factors Affecting Our Performance and Results of Operations

Weather, natural disasters and emergencies. The results of our business in a given period can be impacted by adverse weather conditions, severe weather events, natural disasters or other emergencies, which include, among other things, heavy or prolonged snowfall or rainfall, hurricanes, tropical storms, tornadoes, floods, blizzards, extreme temperatures, wildfires, post-wildfire floods and debris flows, pandemics and earthquakes. These conditions and events can negatively impact our financial results due to, among other things, the termination, deferral or delay of projects, reduced productivity and exposure to significant liabilities. See “Risk Factors — Risks Related to Our Projects — Adverse weather conditions may cause delays, which could slow completion of our contracts and negatively affect our revenue and cash flows” and “— Force majeure events, such as natural disasters, epidemics, pandemics and terrorists’ actions, could negatively impact our business, which may affect our financial condition, results of operations or cash flows.”

Seasonality. Typically, our revenue is lowest in the first quarter of the year because cold, snowy or wet conditions can create challenging working environments that are more costly for our customers or cause delays on projects. Second quarter revenue is typically higher than those in the first quarter, as some projects begin, but continued cold and wet weather can often impact productivity. Third quarter revenue is typically the highest of the year, as a greater number of projects are underway and operating conditions, including weather, are normally more accommodating. Project geographic location will also dictate how seasonality affects productivity and timing. Also, the holiday season and inclement weather can sometimes cause delays during the fourth quarter, reducing revenue and increasing costs. See “Risk Factors — Risks Related to Our Business and Industry — Our business is seasonal and is affected by adverse weather conditions and the spending patterns of our customers, exposing us to variable quarterly results.”

Our Ability to Fulfill Backlog Orders. Our backlog consists of the remaining unearned revenue on awarded contracts, including our pro-rata share of work to be performed by unconsolidated joint ventures, less the joint venture partners’ pro-rata share of work to be performed by consolidated joint ventures. We include in backlog estimates of the amount of consideration to be received, including bonuses, awards, incentive fees, fixed-price awards, claims, unpriced change orders, penalties, minimum customer commitments on cost plus arrangements, liquidated damages and certain time and material arrangements in which the estimated value is firm or can be estimated with a reasonable amount of certainty in both timing and amounts. As construction on our contracts progresses, we increase or decrease backlog to take account of changes in estimated quantities under fixed-price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenue and costs, including completion penalties and bonuses. Substantially all of the contracts in our backlog may be canceled or modified at the election of the customer. Reductions in backlog due to cancellation by a customer, or for other reasons, could significantly reduce the revenue that we actually receive from contracts in backlog. In the event of a project cancellation, we may be reimbursed for certain costs, but we typically have no contractual right to the total revenues reflected in our backlog. Backlog amounts are determined based on target price estimates that incorporate historical trends, anticipated seasonal impacts, experience from similar projects and from communications with our customers. These estimates may prove inaccurate, which could cause estimated revenue to be realized in periods later than originally expected, or not at all. As a result, our backlog as of any particular date is an uncertain indicator of future revenue and earnings. In addition, contracts included in our backlog may not be profitable. If our backlog fails to materialize, our business, financial condition, results of operations and cash flows could be materially and adversely affected. See “Risk Factors — Risks Related to Our Projects — Amounts included in our backlog may not result in actual revenue or translate into profits. Our backlog is subject to cancellation and unexpected adjustments and therefore is an uncertain indicator of future results of operations.”

As of June 30, 2023, we had a backlog of projects of $1.3 billion, approximately $142 million, or 11%, of which are through our joint venture arrangements. We estimate that approximately $1.0 billion will be recognized as revenue over the next twenty four months. None of our backlog is subject to AECOM contractual obligations. Our backlog by customer type, contract type and estimated time periods recognized is presented in the following tables:

As of June 30, 2023 (in millions)
Backlog by customer type:
State and local agencies	$971
Federal Agencies	164
Private Owners	148

Total backlog	$1,284

As of June 30, 2023 (in millions)
Backlog by contract type:
Fixed Price	$1,138
Cost Plus	146

Total backlog	$1,284

As of June 30, 2023 (in millions)
Estimated backlog recognized:
0 to 24 months	$993
25 to 36 months	127
Beyond 36 months	163

Total backlog	$1,284

Our Ability to Obtain New Projects. We selectively bid on projects that we believe offer an opportunity to meet our profitability objectives or that offer the opportunity to enter promising new markets. The potential customers conduct rigorous competitive processes for awarding many contracts. We will potentially face strong competition and pricing pressures for any additional contract awards from other government agencies, and we may be required to qualify or continue to qualify under various multiple award task order contract criteria. See “Risk Factors — Risks Related to Our Projects — Our business depends on our ability to qualify as an eligible bidder under federal, state or local government contract criteria and to compete successfully against other qualified bidders in order to obtain federal, state or local government contracts,” “Risk Factors — Risks Related to Our Business and Industry — We work in a highly competitive marketplace” and “— Pandemics and public health emergencies could materially disrupt our business and negatively impact our results of operations, cash flows and financial condition.”

Our Ability to Successfully Expand our Footprint. We review our bidding opportunities to attempt to minimize concentration of work with any one customer, in any one industry, or in tight labor markets. We believe that by carefully positioning ourselves in markets that have meaningful barriers to entry, like those with highly technical or specialized scopes of work, we can continue to be competitive. For example, we target projects with significant, highly-technical work that we can self-perform. We believe this provides us with a distinct pricing advantage, as well as better risk management. In addition, as a result of federal and state-level infrastructure initiatives, we believe that funding for technical construction projects may exceed capacity, enabling us to opportunistically target smaller specialized projects with less risk at higher margins. We may be limited in our ability to expand our footprint by barriers to entry to new markets, competition, and availability of capital and skilled labor.

We primarily compete for new contracts independently, seeking to win and complete new projects directly for our customers. Our customers primarily award contracts using one of two methods: the traditional public “competitive bid” method, in which price is the major determining factor, or through a “best value” proposal, where contracts are awarded based on a combination of technical qualifications, proposed project team, schedule, the ability to obtain surety bonds, past performance on similar projects and price, which we believe creates a barrier to entry. Contracts are principally awarded on a fixed-price basis, and we earn and recognize revenue using an input measure of total costs incurred divided by total costs expected to be incurred. See “Risk Factors — Risks Related to Our Projects — Our business depends on our ability to qualify as an eligible bidder under federal, state or local government contract criteria and to compete successfully against other qualified bidders in order to obtain federal, state or local government contracts” and “Risk Factors — Risks Related to Our Business and Industry — We work in a highly competitive marketplace.”

Our Ability to Obtain Approval of Change Orders and Successfully Pursue Claims. We are subject to variation in scope and cost of projects from our original projections. In certain circumstances, we seek to collect or assert claims against customers, engineers, consultants, subcontractors or others involved in a project for additional costs exceeding the contract price or for amounts not included in the original contract price. Our experience has often been that public customers have been willing to negotiate equitable adjustments in the contract compensation or completion time provisions if unexpected circumstances arise. However, this process may result in disputes over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. Public customers may seek to impose contractual risk-shifting provisions more aggressively or there could be statutory and other legal prohibitions that prevent or limit contract changes or equitable adjustments. See “Risk Factors — Risks Related to Our Projects — Our failure to adequately collect for extra or change order work or recover on claims brought by us against customers or other project participants for additional contract costs could have a negative impact on our liquidity and future operations.”

Our Ability to Control Project Costs. Our costs primarily consist of payroll, equipment, materials, and other project related expenses. With a consistent focus on profitability by our management team, we leverage information technology and utilize financial systems to improve project execution and control costs. However, if we are unable to accurately estimate the overall risks, requirements or costs when we bid on or negotiate a contract that is ultimately awarded to us, we may achieve a lower than anticipated profit or incur a loss on the contract. Also, our labor and training expenses may increase as a result of a shortage in the supply of skilled personnel. We may not be able to pass these expenses on to our customers, which could adversely affect our profitability. To the extent that we are unable to buy construction equipment necessary for our needs, either due to a lack of available funding or equipment shortages in the marketplace, we may be forced to rent equipment on a short-term basis, which could increase the costs of performing our contracts. If we are unable to continue to maintain the equipment in our fleet, we may be forced to obtain third-party repair services, which could increase our costs. In addition, the market value of our equipment may unexpectedly decline at a faster rate than anticipated. See “Risk Factors — Risks Related to Our Projects — We may incur higher costs to lease, acquire and maintain equipment necessary for our operations, and the market value of our owned equipment may decline.”

Our Ability to Control Selling General and Administrative Costs. Following our initial public offering, we will incur significant expenses on an ongoing basis that we did not incur as a private company. Those costs include additional director and officer liability insurance expenses, stock exchange listing expenses, as well as third-party and internal resources related to accounting, auditing, Sarbanes-Oxley Act compliance, legal and investor and public relations expenses. These costs will generally be selling, general and administrative expenses. We plan to implement the 2023 Omnibus Incentive Plan to align our equity compensation program with public company plans and practices, which is expected to increase our stock-based compensation expense. See “Risk Factors — General Risk Factors — We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.”

How We Assess Performance of Our Business

Revenue

We currently derive our revenue predominantly by providing construction, operations and management services around the United States. We generally recognize revenue over time as performance obligations are satisfied and control over promised goods or services are transferred to our customers.

Gross Margin

Gross margin represents revenue less cost of revenue. Cost of revenue consist of all direct and indirect costs on construction contracts, including raw materials, labor, equipment costs, and subcontractor costs.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses consist primarily of salaries and personnel costs for our administrative, finance and accounting, legal, information systems, human resources and certain managerial employees. Additional expenses include audit, consulting and professional fees, travel, insurance, office space rental costs, property taxes and other corporate and overhead expenses.

Equity in Earnings of Unconsolidated Joint Ventures

Equity in earnings of unconsolidated joint ventures includes our return on investment in unconsolidated joint ventures.

Results of Operations

Six Months Ended June 30, 2023 Compared to the Six Months Ended July 1, 2022

The following table sets forth selected financial data for the six months ended June 30, 2023 compared to the six months ended July 1, 2022. Per share data in the table below gives effect to the 2.7386-for-1 stock split of our common stock, which was effected on October 23, 2023.

	Six Months Ended		% of Revenue
(In thousands, except per share data)	June 30, 2023	July 1, 2022	June 30, 2023	July 1, 2022
Revenue	$319,297	$293,578	100.0%	100.0%
Cost of revenue	313,532	288,206	98.2	98.2

Gross margin	5,765	5,372	1.8	1.8
Selling, general and administrative expenses	32,502	28,929	10.2	9.9
Amortization of intangibles	1,316	1,316	0.4	0.4

Total operating expenses	33,818	30,245	10.6	10.3
Equity in earnings of unconsolidated joint ventures	6,993	38,776	2.2	13.2
Gain on sale of property, plant and equipment	1,680	10	0.5	—

(Loss) income from operations	(19,380)	13,913	(6.1)	4.7
Other expense, net	264	9,551	0.1	3.3

Net (loss) income before income taxes	(19,644)	4,362	(6.2)	1.5
Income tax expense	—	1,257	—	0.4

Net (loss) income	(19,644)	3,105	(6.2)	1.1

Net loss attributable to non-controlling interests	(7)	(605)	—	(0.2)

Net (loss) income attributable to Shimmick Corporation	$(19,637)	$3,710	(6.2)%	1.3%

Net (loss) income attributable to Shimmick Corporation per common share
Basic	$(0.90)	$0.17

Diluted	$(0.90)	$0.17

Net (loss) income

Net income decreased by $22.7 million to a $19.6 million net loss for the six months ended June 30, 2023 compared to $3.1 million in net income for the six months ended July 1, 2022, primarily driven by a lower equity in earnings of unconsolidated joint ventures of $31.8 million and an increase in selling, general and administrative expenses of $3.6 million. These decreases were partially offset by a $9.3 million reduction in other expense, net and a higher gross margin of $0.4 million for the six months ended June 30, 2023.

Revenue

Revenue for the six months ended June 30, 2023 increased $25.7 million, or 9%, compared to six months ended July 1, 2022 primarily due to $54.0 million in new activity from eight new projects. Those increases were partially offset by $24.6 million driven by three projects winding down and nearing completion and an agreed upon contract settlement lower than originally estimated.

Cost of revenue

Cost of revenue for the six months ended June 30, 2023 increased $25.3 million, or 9%, compared for the six months ended July 1, 2022 primarily due to a $45.4 million increase in activity from seven new projects and an increased $5.9 million from a new terminal project that experienced losses during the period. Those increases were partially offset by $17.2 million decrease in costs on projects winding down or nearing completion in fiscal year 2022 and $6.4 million decreases in cost due mainly to $4.0 million of additional cost taken on a large bridge project for the six months ended July 1, 2022 that did not occur in the six months ended June 30, 2023.

Selling, general and administrative expenses

Selling, general and administrative expense for the six months ended June 30, 2023 increased by $3.6 million, or 12%, to $32.5 million compared to $28.9 million for the six months ended July 1, 2022, primarily resulting from higher legal, accounting, professional services and transaction costs.

Equity in earnings of unconsolidated joint ventures

Equity in earnings of unconsolidated joint ventures was $7.0 million for the six months ended June 30, 2023, compared to equity in earnings of unconsolidated joint ventures of $38.8 million for the six months ended July 1, 2022. This decrease of $31.8 million compared to the six months ended July 1, 2022 was primarily due to a settlement of a claim for a bridge project during the six months ended July 1, 2022 that did not re-occur in the six months ended June 30, 2023.

Gain on sale of property, plant and equipment

Gain on sale of property, plant and equipment was $1.7 million for the six months ended June 30, 2023, compared to $10,000 for the six months ended July 1, 2022, driven by a one-time gain on sale of an office building for $1.7 million.

Other expense, net

Other expense, net was $0.3 million for the six months ended June 30, 2023, compared to $9.6 million in the six months ended July 1, 2022. Other expense, net in the six months ended June 30, 2023 was primarily related to interest expense. Other expense, net in the six months ended July 1, 2022 was primarily driven by changes in fair value of contingent consideration from the AECOM Sale Transactions.

Income tax expense

Income tax expense was $0 in the six months ended June 30, 2023, compared to $1.3 million in the six months ended July 1, 2022. This decrease is due to the company having taxable income as of July 1, 2022, for which utilization of NOL carryforwards is generally limited to 80% of taxable income, with the remaining 20% creating current tax expense. No taxable income is anticipated for 2023, thus no income tax expense was recorded.

Fiscal Year Ended December 30, 2022 Compared to Fiscal Year Ended December 31, 2021

The following table sets forth selected financial data for the fiscal years ended December 30, 2022 and December 31, 2021. Per share data in the table below gives effect to the 2.7386-for-1 stock split of our common stock, which was effected on October 23, 2023.

			% of Revenue
	Fiscal Year Ended		Fiscal Year Ended
(In thousands, except per share data)	December 30, 2022	December 31, 2021	December 30, 2022	December 31, 2021
Revenue	$664,158	$572,666	100.0%	100.0%
Cost of revenue	640,643	705,470	96.5	123.2

Gross margin	23,515	(132,804)	3.5	(23.2)

Selling, general and administrative expenses	60,442	77,519	9.1	13.5
Amortization of intangibles	2,632	2,632	0.4	0.5

Total operating expenses	63,074	80,151	9.5	14.0
Equity in earnings of unconsolidated joint ventures	52,471	1,067	7.9	0.2

Income (loss) from operations	12,912	(211,888)	1.9	(37.0)
Bargain purchase gain	—	233,147	—	40.7
Other (expense) income, net	(8,731)	453	(1.3)	0.1
Net income before income taxes	4,181	21,712	0.6	3.8
Income tax (expense) benefit	(1,274)	24,122	(0.2)	4.2

Net income	2,907	45,834	0.4	8.0
Net (loss) income attributable to non-controlling interests	(853)	431	(0.1)	0.1

Net income attributable to Shimmick Corporation	$3,760	$45,403	0.6%	7.9%

Net income attributable to Shimmick Corporation per common share
Basic	$0.17	$2.07

Diluted	$0.17	$2.07

Net income

Net income decreased by $42.9 million to $2.9 million for the fiscal year ended December 30, 2022 compared to $45.8 million for the fiscal year ended December 31, 2021, primarily as a result of the $233.1 million bargain purchase gain recognized in connection with AECOM Sale Transactions in fiscal year 2021, along with an income tax benefit of $24.1 million. The large one-time gains related to the AECOM Sale Transactions were partially offset by higher gross margin of $156.3 million and higher equity in earnings of unconsolidated joint ventures of $51.4 million in fiscal year 2022.

Revenue

Revenue was $664.2 million for the fiscal year ended December 30, 2022 compared to $572.7 million for the fiscal year ended December 31, 2021. Revenue increased by $91.5 million, or 16%, compared to the fiscal year ended December 31, 2021. Revenue increased primarily due to $48 million from two new foundation projects, $19 million from two new dam projects, a $9 million new infrastructure pier upgrade, $11 million in customer directed work at a light rail project, $82 million in ramp up of three projects, and $67 million for a lock replacement which became a loss job in fiscal year 2021. Those increases were partially offset by three projects winding down and nearing completion during fiscal year 2022 reducing revenue by $117 million and one fixed-

price project that had increased estimation of total cost at completion (“EAC”) cost during fiscal year 2022 resulting in a $15 million decrease in revenue.

Cost of revenue

Cost of revenues for the fiscal year ended December 30, 2022 decreased by $64.8 million, or 9%, to $640.6 million compared to $705.5 million for the fiscal year ended December 31, 2021. Cost of revenue decreased primarily due to $75 million decrease in the costs on a lock replacement project compared to prior year, which became a loss job resulting from COVID-19 related delays and the impact of higher expenses during fiscal year 2021 and a $121 million decrease in costs on projects winding down or nearing completion in fiscal year 2022 and $31 million of decreases in cost due to higher costs on three jobs in the prior year, partially offset by a $163 million increase in fiscal year 2022, which was primarily due to new projects and ramp up of existing projects.

Selling, general and administrative expenses

Selling, general and administrative expense for the fiscal year ended December 30, 2022 decreased by $17.1 million, or 22%, to $60.4 million compared to $77.5 million for the fiscal year ended December 31, 2021, primarily resulting from higher one-time legal, accounting, professional services and transaction costs in 2021 related to the AECOM Sale Transactions.

Equity in earnings of unconsolidated joint ventures

Equity in earnings of unconsolidated joint ventures was $52.5 million for the fiscal year ended December 30, 2022, compared to equity in earnings of unconsolidated joint ventures of $1.1 million for the fiscal year ended December 31, 2021. Equity in earnings from unconsolidated joint venture arrangements for the fiscal year ended December 30, 2022 increased $51.4 million, compared to the fiscal year ended December 31, 2021, primarily due to a settlement of a claim for a bridge project that had losses in the prior year from increased EAC cost.

Bargain purchase gain

Bargain purchase gain of $233.1 million recorded in fiscal year ended December 31, 2021 was a one-time gain from the AECOM Sale Transactions with no comparable transaction in fiscal year ended December 30, 2022.

Other (expense) income, net

Other expense was $8.7 million for the fiscal year ended December 30, 2022, compared to other income of $0.5 million in fiscal year 2021. Other expenses in fiscal year 2022 primarily related to the changes in fair value of contingent consideration. Other income in fiscal year 2021 was primarily driven by changes in fair value of contingent consideration partially offset by a non-recurring expense that was incurred in connection with the resolution of a dispute.

Income tax (expense) benefit

Income tax expense was $1.3 million in fiscal year ended December 30, 2022, compared to income tax benefit of $24.1 million for the fiscal year ended December 31, 2021. This is primarily due to:

•

$36.1 million decrease resulting from the change in valuation allowance for deferred tax assets for the fiscal year ended December 30, 2022. The valuation allowance reflects our assessment of the likelihood of realizing the benefits of our deferred taxes in future periods;

•	$3 million decrease resulting from the $16 million decrease in net income before income taxes after consideration of net (loss) income attributable to non-controlling interests; partially offset by

•	$61 million increase resulting from the book recognition of the non-recurring bargain purchase gain in fiscal year ended December 31, 2021, which is non-taxable; and

•	$4 million increase resulting from the change in book amount recognized for changes in fair value of contingent consideration, which is non-deductible for tax.

Non-GAAP Financial Measures

We report our financial results in accordance with GAAP. However, management believes that certain non-GAAP financial measures provide investors with additional useful information in evaluating our performance. Therefore, to supplement our condensed consolidated and consolidated financial statements, we provide investors with certain non-GAAP financial measures, including Adjusted net income (loss) and Adjusted EBITDA.

Adjusted Net (Loss) Income

Adjusted net (loss) income represents (loss) income attributable to Shimmick Corporation adjusted to eliminate the bargain purchase gain, changes in fair value of contingent consideration, IPO and transaction-related costs, stock-based compensation, and legal fees and other costs for a legacy project.

We have included Adjusted net (loss) income in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operational plans. In particular, we believe that the exclusion of the income and expenses eliminated in calculating Adjusted net (loss) income can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted net (loss) income provides useful information to investors and others in understanding and evaluating our results of operations.

Our use of Adjusted net (loss) income as an analytical tool has limitations, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are:

•	Adjusted (loss) income does not reflect changes in, or cash requirements for, our working capital needs,

•	Adjusted (loss) income does not reflect the potentially dilutive impact of stock-based compensation, and

•	other companies, including companies in our industry, might calculate Adjusted net income (loss) or similarly titled measures differently, which reduces their usefulness as comparative measures.

Because of these and other limitations, you should consider Adjusted net (loss) income alongside other GAAP- based financial performance measures, including (loss) income attributable to Shimmick Corporation.

Adjusted EBITDA

Adjusted EBITDA represents our earnings before interest and other expense (income), income taxes and depreciation and amortization expense, adjusted to eliminate the bargain purchase gain, changes in fair value of contingent consideration, IPO and transaction-related costs, stock-based compensation, and legal fees and other costs for a legacy project.

We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operational plans. In particular, we believe that the exclusion of the income and expenses eliminated in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations.

Our use of Adjusted EBITDA as an analytical tool has limitations, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized might have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements,

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs,

•	Adjusted EBITDA does not reflect the potentially dilutive impact of stock-based compensation,

•	Adjusted EBITDA does not reflect interest or tax payments that would reduce the cash available to us, and

•	other companies, including companies in our industry, might calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as comparative measures.

Because of these and other limitations, you should consider Adjusted EBITDA alongside Net (loss) income attributable to Shimmick Corporation, which is the most directly comparable GAAP measure. See reconciliation below:

	Six Months Ended		Fiscal Year Ended
(In thousands)	June 30, 2023	July 1, 2022	December 30, 2022	December 31, 2021
Net (loss) income attributable to Shimmick Corporation	$(19,637)	$3,710	$3,760	$45,403
Bargain purchase gain	—	—	—	(233,147)
Changes in fair value of contingent consideration	350	9,500	9,462	(11,600)
IPO and transaction-related costs (1)	1,567	2,039	3,104	4,170
Stock-based compensation	1,051	891	2,295	1,185
Legal fees and other costs for a legacy loss job (2)	4,638	4,133	10,904	9,645

Adjusted net (loss) income	$(12,030)	$20,273	$29,525	$(184,344)

	Six Months Ended		Fiscal Year Ended
(In thousands)	June 30, 2023	July 1, 2022	December 30, 2022	December 31, 2021
Net loss income attributable to Shimmick Corporation	$(19,637)	$3,710	$3,760	$45,403
Depreciation and amortization	8,549	7,851	15,979	14,929
Interest expense (income)	607	52	226	(84)
Income tax expense (benefit)	—	1,257	1,274	(24,122)
Bargain purchase gain	—	—	—	(233,147)
Changes in fair value of contingent consideration	351	9,500	9,462	(11,600)
IPO and transaction-related costs (1)	1,567	2,039	3,104	4,170
Stock-based compensation	1,051	891	2,295	1,185
Legal fees and other costs for a legacy loss job (2)	4,638	4,133	10,904	9,645

Adjusted EBITDA	$(2,875)	$29,433	$47,004	$(193,621)

(1)

We recorded $1.6 million in transaction-related costs in the six months ended June 30, 2023. We recorded $3.1 million in transaction-related costs in fiscal year 2022, which included $2.0 million for a contingent legal fee to settle the working capital settlement agreement in January 2022 and $1.0 million in other transaction-related costs. We incurred $4.2 million in transaction-related costs in the fiscal year 2021, of which $3.3 million was related to the AECOM Sale Transactions.

(2)	Consists of legal fees and other costs incurred in connection with claims relating to a legacy project.

Liquidity and Capital Resources

Capital Requirements and Sources of Liquidity

During the six months ended June 30, 2023, our capital expenditures were approximately $3.2 million compared to $5.3 million for the six months ended July 1, 2022. During the fiscal years ended December 30, 2022 and December 31, 2021, our capital expenditures were approximately $10.4 million and $2.9 million, respectively. Historically, we have had significant cash requirements in order to organically expand our business to undertake new construction projects. Our cash requirements include costs related to increased expenditures for equipment, facilities and information systems, purchase of materials and production of materials and cash to fund our organic expansion into new markets, including through joint ventures. Our working capital needs are driven by the seasonality and growth of our business, with our cash requirements greater in periods of growth. Additional cash requirements resulting from our growth include the costs of additional personnel, enhancing our information systems and, in the future, our integration of any acquisitions and our compliance with laws and rules applicable to being a public company.

We have historically relied upon cash available through operating activities, in addition to credit facilities and existing cash balances, to finance our working capital requirements and to support our growth. We regularly monitor potential capital sources, including equity and debt financing, in an effort to meet our planned expenditures and liquidity requirements. Our future success will be highly dependent on our ability to access outside sources of capital.

As is customary in the construction business, we are required to provide surety bonds to secure our performance under construction contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation and certain external factors, including the overall capacity of the surety market. Surety companies consider such factors in relationship to the amount of our backlog and their underwriting standards, which may change from time to time. We have pledged proceeds and other rights under our construction contracts to our bond surety company. Events that affect the insurance and bonding markets may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. To date, we have not encountered difficulties or material cost increases in obtaining new surety bonds, and we believe our strong cash position supports our ability to fulfill our surety bond requirements.

We believe that our operating, investing and financing cash flows are sufficient to fund our operations for at least the next twelve months. However, future cash flows are subject to a number of variables, and significant additional expenditures will be required to conduct our operations. There can be no assurance that operations and other capital resources will provide cash in sufficient amounts to maintain planned or future levels of expenditures. In the event we make one or more acquisitions and the amount of capital required is greater than the amount we have available for acquisitions at that time, we could be required to reduce the expected level of expenditures and/or seek additional capital. If we seek additional capital, we may do so through joint ventures, asset sales, offerings of debt or equity securities or other means. We cannot guarantee that this additional capital will be available on acceptable terms or at all. If we are unable to obtain the funds we need, we may not be able to complete acquisitions that may be favorable to us or finance the expenditures necessary to conduct our operations.

Total debt outstanding is presented on the condensed consolidated balance sheets as follows:

(In thousands)	June 30, 2023	December 30, 2022
Revolving Credit Facility	$30,000	$—

Total debt	30,000	—
Unamortized debt issuance costs	(332)	—

Long-term debt, net	$29,668	$—

Loan and Security Agreement

On September 13, 2023, we entered into a Loan and Security Agreement (“Loan Agreement”) with Hudson Bridge Capital, which provides a maximum commitment of $75.0 million and bears interest at an annual rate of 13.0%. Further, the Loan Agreement is subject to a closing fee of 1.50% on proceeds of the Loan. The Loan Agreement matures 36 months from the date of the first draw and repayment of principal does not commence until after the first twelve months of servicing the loan. The Company has not drawn any funds as of September 14, 2023.

Revolving Credit Facility

On March 27, 2023, we entered into the Revolving Credit Facility with MidCap Financial Services, LLC, which originally provided a total commitment of $30.0 million. The Revolving Credit Facility was subsequently amended on June 30, 2023. As amended, the Revolving Credit Facility provides for a total commitment of $35.3 million and bears interest at an annual rate of adjusted term SOFR, subject to a 1.0% floor, plus 4.50%. Further, the Revolving Credit Facility is subject to an annual collateral management fee of 0.50% and an annual unused line fee of 0.50%. Key financial covenants under the Revolving Credit Facility include maintaining a leverage ratio that does not exceed 1.75 to 1.0 and a minimum cash balance of $25.0 million. The Revolving Credit Facility matures on March 27, 2028. The Company is not aware of any instances of noncompliance with the key financial covenants as of September 14, 2023.

Revolving Line of Credit

We had a $25.0 million Revolving Line of Credit with BMO Harris Bank, N.A., under which the Company had no outstanding borrowings as of June 30, 2023 or December 30, 2022. Borrowings under the Revolving Line of Credit bear interest at a rate based on SOFR or a combination of rates (prime rate, federal fund rate, and SOFR) at the Company’s election, with an added margin depending on the Company’s leverage ratio. The unused balance of the Revolving Line of Credit bears a commitment fee of between 0.25% and 0.40% per year, depending on the Company’s leverage ratio. Key financial covenants under the Revolving Line of Credit include maintaining a leverage ratio that does not exceed 2.0 to 1.0 and a minimum cash balance of $35.0 million. The Revolving Line of Credit terminated on March 27, 2023 upon the Company entering into the Revolving Credit Facility. The Company is not aware of any instances of noncompliance with the key financial covenants as of December 30, 2022.

Cash Flows Analysis

The following table sets forth our cash flows for the periods indicated:

	Six Months Ended		Fiscal Year Ended
(In thousands)	June 30, 2023	July 1, 2022	December 30, 2022	December 31, 2021
Net cash used in operating activities	$(60,672)	$(18,466)	$(3,084)	$(53,975)
Net cash provided by investing activities	12,647	14,347	4,197	136,172
Net cash provided by (used in) financing activities	29,045	(150)	(931)	(294)

Net (decrease) increase in cash, cash equivalents and restricted cash	(18,980)	(4,269)	182	81,903
Cash, cash equivalents and restricted cash, beginning of period	82,085	81,903	81,903	—

Cash, cash equivalents and restricted cash, end of period	$63,105	$77,634	$82,085	$81,903

Operating Activities

Our net cash used in operating activities of $60.7 million during six months ended June 30, 2023 was higher than the $18.5 million in net cash used in operating activities during the six months ended July 1, 2022.

This change of $42.2 million was due primarily to:

•

$22.7 million decrease in net income and $3.5 million increase in non-cash adjustments primarily due to a decrease in changes in fair value of contingent consideration of $9.2 million partially offset by lower equity in earnings and return on investment in unconsolidated joint ventures, net of $13.4 million and $0.9 million net increase in other non-cash adjustments;

•	$41.2 million decrease in changes in accounts receivable due to decreased collections;

•	$32.7 million decrease in changes in construction accruals due to costs of new projects; partially offset by

•	$17.3 million increase in changes in billing on uncompleted contracts in excess of costs and estimated earnings due to construction progress on contracts with prepayments;

•	$18.3 million increase in accounts payable; and

•	$16.7 million increase in prepaid and other current assets due to reduction in short term deposits.

Our net cash used in operating activities of $3.1 million during fiscal year 2022 was comparatively lower than the $54.0 million in net cash used in operating activities during fiscal year 2021.

This change of $50.8 million was due primarily to:

•

$42.9 million decrease in net income and $262.6 million increase in non-cash adjustments primarily due to a $233.1 million non-cash bargain purchase gain recorded in fiscal year 2021 compared to no gain recorded in fiscal year 2022 and a $33.5 million increase in return on investment in unconsolidated joint ventures, partially offset by a $4.1 million net decrease in other non-cash adjustments;

•	$82.4 million increase in changes in accounts receivable due to decreased collections;

•	$60.6 million increase in changes in construction accruals due to costs of new projects; partially offset by

•	$136.3 million decrease in changes in billing on uncompleted contracts in excess of costs and estimated earnings due to construction progress on contracts with prepayments;

•	$112.9 million decrease in changes in forward loss reserve due to costs incurred that were reserved for in prior year as work continued to complete the project; and

•	$75.3 million decrease in changes in costs and estimated earnings in excess of billings on uncompleted contracts due to progress towards future milestones.

Investing Activities

For the six months ended June 30, 2023, net cash provided by investing activities was $12.6 million, which primarily consisted of cash proceeds from an advance on the sale of non-core business contracts of $20.0 million, proceeds from sale of property, plant and equipment of $4.9 million, and return of investment in unconsolidated joint ventures of $4.3 million, partially offset by unconsolidated joint venture equity contributions of $13.3 million and purchases of property, plant and equipment of $3.2 million. For the six months ended July 1, 2022, net cash provided by investing activities was $14.3 million, which primarily consisted of a net working capital settlement in association with the AECOM Sale Transactions of $32.0 million partially offset by unconsolidated joint venture equity contributions of $13.3 million and purchases of property, plant and equipment of $5.3 million.

For the fiscal year ended December 30, 2022, net cash provided by investing activities was $4.2 million which primarily consisted of proceeds from the net working capital settlement in association with the AECOM Sale Transactions of $32.0 million, partially offset by purchases of property, plant and equipment of $10.4 million and unconsolidated joint venture equity contributions of $19.7 million. For the fiscal year ended December 31, 2021, net cash provided by investing activities was $136.2 million, which primarily consisted of cash acquired in the AECOM Sale Transactions of $160.4 million, partially offset by unconsolidated joint venture equity contributions of $23.0 million.

Financing Activities

For the six months ended June 30, 2023, net cash provided by financing activities was $29.0 million, which primarily consisted of proceeds from the Revolving Credit Facility borrowings of $30.0 million. For the six months ended July 1, 2022, net cash used in financing activities was $0.2 million, which consisted solely of payments on our finance lease obligation.

For the fiscal year ended December 30, 2022, net cash used in financing activities was $0.9 million, which consisted of payments on our finance lease obligation of $0.3 million and distributions to non-controlling interests of $0.7 million. For the fiscal year ended December 31, 2021, net cash used in financing activities was $0.3 million, which consisted solely of payments on our finance lease obligation.

Letters of Credit

We obtain standby letters of credit required by our insurance carriers. As of June 30, 2023, December 30, 2022 and December 31, 2021, the total amount of standby letters of credit outstanding were $ 14.1 million, $8.2 million and $5.0 million, respectively.

Contractual Obligations

Contractual obligations of the Company consisted of liabilities associated with remaining lease payments for the six months ending December 29, 2023 through the fiscal years ending through December 31, 2027 of approximately $6.2 million, $9.6 million, $7.6 million, $3.1 million and $1.8 million, respectively, and approximately $2.5 million in the aggregate thereafter based on balances outstanding as of June 30, 2023.

Off-Balance Sheet Arrangements

In our joint ventures, the liability of each partner is usually joint and several. This means that each joint venture partner may become liable for the entire risk of performance guarantees provided by each partner to the customer. Typically each joint venture partner indemnifies the other partners for any liabilities incurred in excess of the liabilities the other party is obligated to bear under the respective joint venture agreement. We are unable to estimate the maximum potential amount of future payments that we could be required to make under outstanding performance guarantees related to joint venture projects due to a number of factors, including but not limited to, the nature and extent of any contractual defaults by our joint venture partners, resource availability, potential performance delays caused by the defaults, the location of the projects, and the terms of the related contracts.

Critical Accounting Estimates

The discussion of our financial condition and results of operations is based upon our condensed consolidated and consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We evaluate our estimates and assumptions on an ongoing basis. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our condensed consolidated and consolidated financial statements.

Revenue Recognition

The Company recognizes revenue from signed contracts with customers, change orders (approved and unapproved) and claims on those contracts that we conclude to be enforceable under the terms of the signed contracts. Many of the Company’s contracts have one clearly identifiable performance obligation. However, some contracts provide the customer an integrated service that includes two or more of services associated with construction, operations and management. The determination of the number of performance obligations in a contract requires significant judgment and could change the timing of the amount of revenue recorded for a given period.

Determination of the contract price is dependent upon a number of factors, including the accuracy of a variety of estimates made at the balance sheet date, such as estimated costs at completion. Additionally, the Company is required to make estimates for the amount of consideration to be received, including variable compensation such as bonuses, awards, incentive fees, claims, unapproved change orders, unpriced change orders, penalties, and liquidated damages. The Company’s estimates of variable consideration and determination of whether to include such amounts in the contract price are based largely on the Company’s assessment of legal enforceability, anticipated performance, and any other information (historical and forecasted) that is reasonably available to the Company. Management continuously monitors factors that may affect the quality of its estimates, and makes adjustments accordingly.

The Company has numerous contracts that are in various stages of completion which require estimates to determine the forecasted costs at completion. Due to the nature of the work left to be performed on many of the Company’s contracts, the EAC for fixed-price contracts is complex, subject to many variables and requires significant judgment. Estimates of total cost at completion are made each period and changes in these estimates are accounted for prospectively as cumulative adjustments to revenue recognized in the current period. If estimates of costs to complete fixed-price contracts indicate a loss, a provision is made through a contract write-down for the total loss anticipated in cost of revenue.

Change Orders

Contracts are often modified to account for changes in contract specifications and requirements. Most of the Company’s contract modifications are for goods or services that are not distinct from existing contracts due to the significant integration provided in the context of the contract and are accounted for as if they were part of the original contract. The effect of a contract modification on the transaction price and the Company’s measure of progress for the performance obligation to which it relates are recognized as an adjustment to revenue (either as an increase or decrease) on a cumulative catch-up basis.

Claims Recognition

Sometimes the Company seeks claims for amounts in excess of the contract price for delays, errors in specifications and designs, contract terminations, change orders in dispute or other causes of additional costs incurred. Costs attributable to claims from customers are treated as costs of contract performance as incurred. The transaction price does not include any amounts collected on behalf of third parties, such as sales tax.

Income Taxes

The Company accounts for income taxes under the asset and liability method prescribed by the Accounting Standards Codification Topic 740 — Income Taxes (“ASC 740”). This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the condensed consolidated and consolidated financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the condensed consolidated and consolidated financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that its management believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it will make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Emerging Growth Company and Smaller Reporting Company

We are an “emerging growth company,” as defined in the JOBS Act. For so long as we are an emerging growth company, we will, among other things:

•	not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes- Oxley Act,

•	not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of the Exchange Act,

•	not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act,

•	be exempt from any rule adopted by the Public Company Accounting Oversight Board, requiring mandatory audit firm rotation and identification of critical audit matters,

•	be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and

•	be subject to reduced obligations with respect to financial data, including presenting only two years of audited financial statements and only two years of selected financial data in this prospectus.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than

$100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter. See “Risk Factors — General Risk Factors — We are on emerging growth company and because we take advantage of specified reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies, our financial statements may not be comparable to companies that comply with public company effective dates, which may make our common stock less attractive to investors.”

Internal Controls and Procedures

As an emerging growth company and smaller reporting company, we are not currently required to maintain an effective system of internal controls as defined by Section 404(b) of the Sarbanes-Oxley Act. We will be required to comply with the internal control requirements as defined by Section 404(a) of the Sarbanes-Oxley Act for the fiscal year ending December 29, 2023. Only in the event that we are deemed to be a large accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company and smaller reporting company, would we be required to comply with the independent registered public accounting firm attestation requirement on the effectiveness of our system of internal control over financial reporting. Further, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies or smaller reporting company including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement on the effectiveness of our system of internal control over financial reporting. See “Risk Factors — General Risk Factors — If, after this offering, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act as it applies to an emerging growth company that is listed on an exchange for the first time, or if we are unable to maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy of our financial statements and our share price may suffer.”

In the course of preparing the condensed consolidated and consolidated financial statements that are included in this prospectus, our management has determined that we have material weaknesses in our internal control over financial reporting, which relate to the lack of a sufficient number of trained resources with assigned responsibilities and accountability for the design and operation of internal controls over financial reporting, lack of formal and effective controls over certain financial statement account balances, and lack of formal and effective controls over the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) principles including control environment, risk assessment, control activities, information and communications and monitoring which resulted in material adjustments in the preparation of our condensed consolidated financial statements as of and for the six months ended June 30, 2023 and July 1, 2022 and consolidated financial statements as of and for the fiscal years ended December 30, 2022 and December 31, 2021.

In order to remediate these material weaknesses, we have hired and continue to seek out additional accounting and finance staff members with public company reporting experience to augment our current staff and to improve the effectiveness of our closing and financial reporting processes and are currently implementing key controls over financial reporting and COSO principles. While we have implemented a plan to remediate these material weaknesses, the steps we have taken to date, and that we are continuing to implement, may not be sufficient to remediate these material weaknesses or to avoid the identification of other material weaknesses in the future.

Notwithstanding the material weaknesses that existed at June 30, 2023 and December 30, 2022, our management has concluded that the condensed consolidated financial statements included elsewhere in this prospectus present fairly, in all material respects, our financial position, results of operations and cash flows in conformity with GAAP.

If we fail to fully remediate these material weaknesses or fail to maintain effective internal controls in the future, it could result in a material misstatement of our condensed consolidated and consolidated financial statements that would not be prevented or detected on a timely basis, which could cause investors to lose confidence in our financial information or cause our stock price to decline. Our independent registered public accounting firm has not assessed the effectiveness of our internal control over financial reporting and, under the JOBS Act, will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that material weaknesses or significant deficiencies in our internal control over financial reporting go undetected.

Quantitative and Qualitative Disclosures about Market Risk

Not applicable as we are a “smaller reporting company,” as defined in the Exchange Act.

BUSINESS

Our Company

We are a leading provider of water and other critical infrastructure solutions nationwide. Through our predecessor entities, we have a long history of working on complex water projects, ranging from the world’s largest wastewater recycling and purification system in California to the iconic Hoover Dam. According to Engineering News Record, in 2022 we were nationally ranked as a top ten builder of dams and reservoirs (#1), water supply (#3), water treatment and desalination plants (#8) and mass transit (#9). We are led by industry veterans, many with over 20 years of experience, and work closely with our customers to deliver complete solutions, including long-term operations and maintenance.

The United Nations has stated that climate change is primarily a water crisis as water becomes more scarce, unpredictable, polluted, or a combination of all three. Climate change, along with other emerging issues like drinking water contamination, requires significant and complex solutions like those we provide. We believe we are entering a period of substantial investment in water solutions, with more than $60 billion already authorized by federal legislation. In addition to organic growth opportunities, the existing water industry is highly fragmented by geography and capability, and we believe there is significant opportunity to both further expand our core infrastructure services and provide new services through acquisitions.

We selectively focus on the following types of infrastructure projects:

•

Water Treatment: We expand, rehabilitate, upgrade, build and rebuild water and wastewater treatment infrastructure, including desalination plants. We implement complex cleantech treatment technologies including ozonation, biological activated carbon, membrane filtration, reverse osmosis, chemical treatment, and oxidation. We also conduct facility commissioning. Our projects and solutions aim to ensure access to clean and safe drinking water, protect public health, and reduce waterborne diseases. Our work contributes to protecting the environment by removing pollutants and contaminants from wastewater before it is released back into ecosystems. Additionally, water treatment infrastructure supports sustainable water management, which conserves this precious resource for future generations.

•

Water Resources: We build, expand, and improve water storage and conveyance, dams, levees, flood control systems, pump stations, and coastal protection. We also upgrade and expand dams, levees and locks along our nation’s waterways to enable continued emissions-reducing movement of goods. Select projects of ours enable reliable water supply, generate hydroelectric power, and control flooding, ensuring water availability and energy security. Our work contributes to protecting communities from flood damage to safeguard lives, property, and infrastructure.

•

Other Critical Infrastructure: We build, retrofit, expand, rehabilitate, operate, and maintain our nation’s critical infrastructure, including mass transit, bridges, and military infrastructure. We work on projects that we believe are vital for economic growth, social connectivity, and accessibility. We believe our projects enable smooth and efficient movement of people and goods, foster trade, address environmental sustainability, and improve quality of life for individuals and communities.

We were founded in 1990 in California. In 2017, AECOM acquired Shimmick and consolidated us with its existing construction services, which included former legacy construction operations from Morrison Knudsen, Washington Group International, and others. In January 2021, we began operating as an independent company under new private ownership. While our legacy companies have a long history operating in the United States, we have a limited operating history as an independent company. Following our separation from AECOM, we began a transformation to shift our strategy to meet the nation’s growing need for water and other critical infrastructure. We believe our competitive strengths, which are discussed below, position us to execute this strategy and capitalize on market opportunities. However, our limited operating history as an independent company and historical dependence on AECOM subject us to a number of risks, such as an inability to obtain necessary bonding and the need to incur additional operating expenses to create or supplement the corporate infrastructure necessary to operate as an independent company. We are also involved in ongoing disputes with AECOM, which could adversely impact our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — AECOM Sale Transactions” for a definition and discussion of the AECOM Sale Transactions and “Risk Factors — Risks Related to our Projects — We have a limited operating history as an independent company and have been historically dependent on our prior owner, AECOM,” “— Risks Related to Our Business and Industry — We are involved in ongoing disputes with our prior owner, AECOM, which could adversely impact our business,” “— We may be required to make additional payments to AECOM pursuant to contractual arrangements” and “— If AECOM defaults on its contractual obligations to us or under agreements in which we are a beneficiary, our business could be materially and adversely impacted” for a discussion of risks related to AECOM.

For the six months ended June 30, 2023 and July 1, 2022, we generated revenue of $319.3 million and $293.6 million, respectively, and net (loss) income attributable to Shimmick Corporation of $(19.6) million and $3.7 million, respectively. Adjusted EBITDA was $(2.9) million and $31.9 million for the six months ended June 30, 2023 and July 1, 2022, respectively. Adjusted net (loss) income was $(12.0) million and $22.7 million for the six months ended June 30, 2023 and July 1, 2022, respectively. For the years ended December 30, 2022 and December 31, 2021, we generated revenue of $664.2 million and $572.7 million, respectively, and net income attributable to Shimmick Corporation of $3.8 million and $45.4 million, respectively. Adjusted EBITDA was $47.0 million and $(193.6) million for the years ended December 30, 2022 and December 31, 2021, respectively. Adjusted net income (loss) was $29.5 million and ($184.3) million for the years ended December 30, 2022 and December 31, 2021, respectively. For reconciliations of Adjusted EBITDA and Adjusted net (loss) income to net (loss) income, the most directly comparable GAAP financial measure, see “Prospectus Summary — Summary Selected Consolidated Financial Data.”

As of June 30, 2023, we had a backlog of projects in excess of $1 billion, with over half of that amount comprised of water projects. We believe we have the ability to self-perform many of these projects, enabling us to compete for complex projects and differentiating us from many of our competitors. Self-performance also enables us to better control the critical aspects of our projects, reducing the risk of cost and schedule overruns.

Our Customers

Our project revenue and contracts come primarily from public customers such as federal, state, and local governments, including water districts, sanitation districts, irrigation districts, and flood control districts. Government backing provides financial stability and reliability, as public projects are funded by government entities with the authority to collect taxes and allocate funds. Diverse funding sources — grants, appropriations, loans, state and local taxes, and user fees — reduce dependence on a single source and enhance overall market stability.

Throughout our history, we have maintained and cultivated a strong presence in California. In 2022, more than half of our revenue was generated in California, the largest construction market in the United States. The amount of construction put in place for water infrastructure in California was $4.9 billion in 2022, according to S&P. Our revenue from water projects in California was less than 10% of the total California water market, indicating ample opportunity for us to grow our market share in California, where we believe we possess significant competitive advantages.

For example, we have detailed knowledge of the California market and have developed long-standing relationships with significant customers, including the OCSD, the OCWD, the MWD, the Port of Long Beach, the Port of Los Angeles, the City of San Francisco, the City and County of Los Angeles, and other public agencies across the state. In addition to long-standing relationships with our customers, our decades of industry experience have supplied us with deep knowledge of the local workforce, subcontractors, and suppliers throughout the state, which we believe provides us with a distinct pricing advantage and enables us to better manage risk.

We also have a long history of delivering solutions for the federal government, primarily building locks, dams, levees, and flood protection along the nation’s inland waterways and coasts. Our federal clients include the Navy and numerous USACE districts, including the Louisville District in Kentucky, the Rock Island District in Illinois, and the Nashville District in Tennessee. This work supports efficient transportation, which helps boost trade, reduce congestion on roads, and enhance our nation’s economy.

Our Growth Strategy

Following consummation of the AECOM Sale Transactions, we began a transformation to shift our strategy to meet the nation’s growing need for water and other critical infrastructure and grow our business. We are beginning to see the benefits of that transition. Projects that were secured prior to the AECOM Sale Transactions, including large scale projects with higher risk and lower margins, is being worked off and replaced with smaller and mid-sized projects with less risk and higher margins. As a result of our renewed strategic focus on water infrastructure, for the first time in company history, in September 2022, Shimmick was ranked in the top ten for dams and reservoirs, water supply, and water treatment and desalination by Engineering News Record.

Our growth strategies are as follows:

Organically Grow Core Water and Critical Infrastructure Business. We seek to further expand our market share in water and other critical infrastructure to meet the nation’s needs for clean water, economic development, disaster mitigation, trade, and resilience. We anticipate a prolonged and growing demand for the markets we currently serve, due to, among other things, growing coastal populations, climate change, drought and severe weather events, and increased activity along the inland waterways, where, according to the most recent ASCE Report Card for Inland Waterways nearly 830 million tons of the nation’s goods are transported every year. Accordingly, we aim to increase the share of water projects as a percentage of our overall backlog. We plan to continue focusing on building infrastructure that meets our customer’s needs — like water reuse, recycling, and conservation — and capitalize on significant opportunities within our core market of California.

We believe that by carefully positioning ourselves in markets that have meaningful barriers to entry, as discussed below, we can realize meaningful advantages. For example, we target projects requiring highly technical or specialized scopes of work or in our core market of California, where we can leverage our deep knowledge of and relationships with customers, workforces, subcontractors, and suppliers. We believe this provides us with a distinct pricing advantage, as well as better risk management.

Enhance Profitability. With a consistent focus on profitability by our management team and growing demand for critical infrastructure, we believe we can further enhance margins through disciplined project selection and bidding. We believe that the need and funding for projects may exceed the industry’s capacity, enabling us to opportunistically target smaller specialized projects with less risk at higher margins.

We maintain a disciplined project evaluation process during which we look at a wide range of factors when determining which projects to bid. Certain criteria are considered at each stage of the pursuit process, which may include project size, location, customer, scope of work, availability of resources, anticipated competition, and project duration, among others. We selectively bid on projects that we believe offer an opportunity to meet our profitability objectives or that offer the opportunity to strategically grow our market share. In addition, we review our bidding opportunities to attempt to minimize concentration of work with any one customer or in tight labor markets.

We also believe that complex projects require companies like ours to have specific technical experience, the ability to obtain surety bonds, a trained workforce, geographic presence in key markets, and specialty equipment. These requirements, among others, present certain barriers to entry, which limits competition and enables us to maintain selectivity and a desired level of profitability. Additionally, we believe the demand for services like ours is outpacing the industry’s ability to supply those services. As illustrated by a few of our recent bids, we were one of just three bidders on the Folsom Dam for USACE, one of two bidders for Control Upgrades at Plant No. 2 for the Orange County Sanitation District, and the sole bidder on the Regional Water Reclamation Facility for the Elsinore Valley Municipal Water District.

Expand Service Offerings for Water and Critical Infrastructure Through Strategic Acquisitions. Upon completion of this offering, we intend to complement our organic growth through strategic acquisitions. We will opportunistically evaluate strategic acquisitions that would enable us to pursue complementary markets or enter new geographies where we do not have an existing footprint. Specifically, we plan to target companies that expand our existing solutions to provide additional capabilities along the water value chain, such as solutions for influent and effluent water conveyance, physical, chemical and/or biological water treatment, water testing, commissioning and operations and maintenance or other services which provide additional recurring revenue opportunities. Our industry includes a number of companies whose growth potential we believe has plateaued absent additional capital infusion or that otherwise may be seeking a liquidity event, which we believe presents opportunities for us to further our growth through strategic acquisitions. We believe the proceeds from this offering, along with existing cash on hand, publicly traded stock and access to capital markets, will enable us to leverage our established platform and the acquisition experience of our management team positions us well to capitalize on future acquisition opportunities and accelerate our growth.

Our Competitive Strengths

With decades of industry experience and a track record of delivering water and other critical infrastructure projects, we believe we are well-positioned to address market trends and meet the growing needs of our current and prospective customers. We believe our long-standing customer relationships, revenue stability, market-leading positions in key markets, effective risk management, presence in key geographies, and a commitment to talent development further contribute to our future success.

Track Record of Water and Other Critical Infrastructure. Through our decades of experience, we have developed efficient processes and controls that allow us to successfully deliver critical infrastructure projects. Our strategy shift to focus on water treatment facilities, dams, locks, and levees, coupled with recent and strong underlying market dynamics, has helped us become a market leader.

Self-Performance of Contracts. We believe we are differentiated from our competitors by our ability to self-perform virtually all aspects of the critical infrastructure projects we build. We believe our ability to self-perform these project scopes makes us more competitive, as we are able to confidently estimate the cost of each job package given our expertise, track record, and expectation that we will self-perform up to 80% of the elements in a typical construction contract. Self-performance offers numerous benefits, both internally and for our customers, including: better cost and quality control, greater control over work sequencing to reduce potential delays, increased flexibility and responsiveness, and a single point of accountability for our customers, all of which simplify project management. Self-performance also creates additional value by enabling us to capture profit margin that would typically be shared with subcontractors.

Customer and Revenue Stability. In 2022, the vast majority of our revenue was derived from public projects. Our public customers include water districts, sanitation districts, irrigation districts, flood control districts, USACE, cities, counties, and others. Government backing provides financial stability and reliability, since public projects are funded by government entities with the authority to collect taxes and allocate funds. Long-term planning and public interest behind infrastructure projects help ensure consistent funding allocation. Governments also have legal obligations to provide and maintain essential infrastructure, further solidifying the stability of public funding. Diverse funding sources — grants, appropriations, loans, state and local taxes, and user fees — reduce dependence on a single source and enhance overall market stability. Additionally, countercyclical investment, like federal stimulus during economic downturns, contributes to the stability of public funding. We believe this strategy enables us to better manage our business through market cycles.

Framework for Managing Construction Projects and Contract Risk. Our long history in these markets provides us with an understanding of the various risks of infrastructure construction. Following the AECOM Sale Transactions, we enhanced our monitoring and risk management practices applied throughout the entire project lifecycle, including the bid process, pre-construction planning activities, and construction. Our senior management reviews all bid proposals prior to submission, thereby increasing accountability and an understanding of the financial and operating risks and opportunities of our contracts. We maintain a database of prior contract proposals and records from completed projects, such as raw material requirements and costs, labor requirements and costs, and equipment needs, enabling us to rely on our institutional knowledge when estimating project costs in developing new proposals.

Long-Term Relationships with Customers and Partners. Over the past 30 years, we have developed strong relationships with major infrastructure owners including the OCWD, the City of San Diego, Bay Area Rapid Transit, the Ports of Long Beach and Los Angeles, the City of San Francisco and the City and County of Los Angeles. Elsewhere, we have delivered work for numerous USACE districts, including Louisville, Kentucky, Rock Island, Illinois, Omaha, Nebraska, and Nashville, Tennessee. In fact, most of our revenue in 2022 was generated from repeat customers, leveraging established relationships, familiarity with expectations, and enhanced collaboration for improved outcomes.

Strong Culture and Values with a Commitment to Talent Development. We seek to foster a culture of professional development for each employee. We focus on hiring and retaining highly talented employees with diverse backgrounds and empowering them to create value for our stockholders. We believe our success is dependent on employee understanding of and investment in their role in that value creation. We recruit many of our new employees from a network of approximately two dozen college campuses, where we seek to identify diverse candidates with a desire to develop as construction and engineering professionals and who have key intangible qualities in addition to academic credentials. We believe that our culture, combined with the opportunity to work on complex projects, provides unique opportunities for our employees to grow within our organization. We also encourage our employees to take proactive steps to advance their development and we support our employees in achieving the Professional Engineer designation. Our commitment to career and leadership development is evidenced in our core values, which include Safety, Achievement, Transparency, Empowerment and Responsibility, Authentic Relationships and Mutual Trust and Support. As a guiding principle, we are committed to supporting our employees as they develop their careers.

Experienced Executive Team with Significant Equity Incentive. Many members of our senior leadership team have over 20 years of industry experience and have worked together for over a decade. Additionally, as of June 30, 2023, members of our management team currently held vested and unvested stock options representing over 15% of our common stock on a fully-diluted basis (or over 12.5% after giving effect to this offering), which will significantly align their interests with stockholders.

Our Projects

We have historically pursued publicly funded water and other critical infrastructure projects. These projects include water and wastewater treatment, water conveyance (pipes, pump stations, irrigation and drainage channels), water storage (dams, reservoirs, weirs), flood protection (levees, flood walls), and environmental projects (species protection, fish ladders, hatcheries), as well as other critical infrastructure. These projects enhance connectivity, trade and economic growth.

As noted above, we have the ability to self-perform virtually all aspects of the critical infrastructure projects we build. However, at times, we may enter into joint venture arrangements on certain projects where it is necessary or desirable to share expertise, risk and resources. Joint venture partners typically provide independently prepared estimates, shared equipment, and often bring local knowledge and expertise. For example, our three largest joint venture partners which account for approximately 93% of the joint venture arrangements of the joint venture arrangement backlog amount as of June 30, 2023, bring structural steel expertise related specifically to retrofitting tainter gates, structural steel erection and construction managers and general contractor expertise. The services we self-perform versus those we rely upon subcontractors and joint venture partners to perform vary from project to project. Our decision regarding whether to self-perform work required depends on multiple factors, including location, availability of subcontractors, availability of craft, size of project, risk management objectives, scope and cost of self-performing versus subcontracting. The work performed through joint venture arrangements is done on an integrated basis, meaning we and our joint venture partners operate as an integrated company with shared cost and risk. As of June 30, 2023, we had a backlog of projects of $1.3 billion, approximately $142 million, or 11%, of which are through our joint venture arrangements.

Water Treatment

Our experience in the water treatment space includes a wide range of treatment technologies. For example, for Orange County’s Groundwater Replenishment System Expansion, we delivered a three-step advanced process consisting of microfiltration, reverse osmosis and ultraviolet light with hydrogen peroxide to produce water that meets and exceeds state and federal drinking water standards. The new 30 MGD expansion, completed in 2023, created an additional 31,000 acre-feet per year of new water supply and expanded the facility’s capacity to provide water for one million people.

Desalination, another treatment process, removes salt and other impurities from seawater or brackish water to produce freshwater and provides a reliable and alternative source of freshwater in regions facing water scarcity. Desalination also supports economic development and population growth in arid coastal areas. Although desalination plants come with unique environmental and regulatory challenges, desalination remains an important part of a larger, multi-billion dollar strategy to address drought and water scarcity in California, according to the California Water Board Water Supply strategy, published in August 2022. For example, in 2020 the California Department of Water Resources awarded over $82 million in Proposition 1 desalination grants to support 20 projects. One of the projects that has received Proposition 1 funding is the Antioch Desalination Plant. To combat the increase in water salinity, Shimmick is adding a desalination reverse osmosis treatment train to this existing plant in Antioch. This work will enable the plant to continue to provide a drought-resistant water supply, reduce reliance on imported water, enhance water reliability, support agricultural needs, and contribute to the overall water security and sustainability in the San Joaquin Delta System and surrounding areas. Also, in 2018, we expanded the Robert W. Goldsworthy Desalter facility in Los Angeles County. Using reverse osmosis, the facility processes salty, brackish groundwater to create fresh, potable water. We also improved the facility’s reverse osmosis capabilities, installing new filter membranes and analysis and monitoring instrumentation.

Water Resources

According to Engineering News Record, we were the nation’s largest builder of dams and reservoirs and third largest builder of water supply systems in 2022. These critical infrastructure projects control flooding, store and supply water, and improve water quality to meet public demands. We also improve locks along the nation’s inland waterways, enabling the efficient and emissions-reducing transportation of goods, supporting commerce, and connecting regions for economic growth and trade.

At the LaGrange Lock and Dam in Illinois, USACE chose us to perform a major rehabilitation of the more than 80-year-old dam along one of the main inland waterways. According to the most recent ASCE Report Card for inland waterways, barges transport nearly 830 million tons of the nation’s goods every year along these navigable rivers, canals, and channels. Additionally, we recently completed the Rapid Disaster Infrastructure program, building more than five miles of levees in Missouri to protect the area from flooding. A Shimmick-led joint venture also replaced an aging lock and dam and constructed the new Olmsted Dam on the Ohio River. With the Olmsted lock and dam replacement, economic net benefits to the nation are estimated to be more than $640 million annually, according to the same ASCE Report Card.

In California, as part of a joint venture, we recently secured a project for USACE to raise the main dam in Folsom. The project, set for completion in 2027, will enhance flood control by increasing temporary storage capacity of the reservoir by 43,000 acre-feet, reducing flood risk in the greater Sacramento area.

Other Critical Infrastructure

Critical infrastructure refers to the systems, assets, and facilities that are essential for the functioning and well-being of our nation. They are vital for maintaining national security, public health and safety, and economic stability. Disruptions or failures in critical infrastructure can have significant consequences and impact the functioning of society.

Our most recent example of critical infrastructure delivered for the military was the Point Loma Navy Fuel Pier Replacement. This project was necessary to ensure the safe and efficient refueling of naval ships and to meet current operational and safety standards. We demolished and removed the existing pier, installed a new fueling pier, and performed other security improvements to enhance the Navy’s ability to maintain its fleet of surface ships, submarines, and other vessels.

We have included project details below for projects currently in progress or recently completed. These projects represent a typical cross-section of the common types of projects we deliver in terms of scope, customer type, and geography.

Our Market Opportunity

Due to water’s essential nature, climate change, coastal population growth, aging infrastructure, regulatory requirements, infrastructure resilience needs, and technological advancements, we anticipate the demand for water infrastructure to continue to grow. Aging infrastructure requires maintenance and upgrades, while regulatory standards, as well as new extreme weather patterns like droughts, drive the need for conveyance, new facilities and treatment technologies. Additionally, water infrastructure is critical and, in many cases, life-sustaining, less impacted by economic downturns than other markets like residential or commercial construction. We believe these and other factors contribute to the sustained demand for water infrastructure, for which we have already seen a significant increase in authorized spending.

The Infrastructure Investment and Jobs Act (“IIJA”), passed in November 2021, authorized the spending of $1.2 trillion over five years to expand access to clean drinking water, rebuild the nation’s transportation system, and address climate change, among other initiatives. Of the $1.2 trillion in supplemental spending authorized by the IIJA, more than $50 billion will go to the EPA to strengthen the nation’s drinking water and wastewater systems, representing the single largest investment in water ever by the federal government and representing a significant, multi-year market opportunity for Shimmick. Specifically, it provides more than $20 billion for safe drinking water, with $12 billion going to a state clean water revolving fund, to which states can apply for grants and loans for critical water infrastructure projects. The remainder, around $9 billion, will address emerging contaminants, including PFAS in drinking water. Another $15 billion is included to replace lead pipes, more than $12 billion to ensure clean water for communities, and nearly $2 billion for regional water protection.

According to S&P, water and other critical infrastructure spending is forecasted to have a compound annual growth rate (“CAGR”) of 5% between 2023 and 2027. Additionally, because projects often take several years to plan and advertise, we believe the bulk of the newly authorized spending is yet to come. According to Dodge Data’s 2023 second quarter forecast, just 35% of the IIJA funding has flowed to projects thus far, with the bulk of spending coming in future years. Despite economic uncertainty surrounding federal monetary policy and inflationary pressures, nonbuilding infrastructure starts, defined by Dodge Data as public works like dams, sewerage and waste disposal, water supply, and bridges, are forecasted to see a 16% increase to $281 billion in 2023. Furthermore, nonbuilding infrastructure will be “more insulated from economic turmoil than other sectors” due to the recent passage of several federal legislative efforts, according to Dodge Construction Network’s 2023 Construction Outlook.

In addition to the IIJA, the American Rescue Plan Act of 2021 provided another $6.5 billion in grants for state and local governments for water projects through 2024. Although the bill was originally designed to address impacts related to the COVID-19 pandemic, the final version provides state and local governments with “wide latitude to identify investments in water and sewer infrastructure that are of the highest priority for their own communities.” By permitting funds to be used for water and sewer infrastructure needs, the revised rule states that, “Congress recognized the critical role that clean drinking water and services for the collection and treatment of wastewater and stormwater play in protecting public health.”

Management considers the size of our market opportunity to be the total market opportunity for all companies similarly situated to meet the demand for water infrastructure, which includes our current competitors and any future market entrants. We estimate that the total market opportunity for water infrastructure is forecasted to be in excess of $60 billion per year, and given current competitors and future market entrants, we will likely only be able to convert on a portion of that market opportunity. Furthermore, the federal government and our private clients may face challenges implementing the funding allocated to them, which would decrease the size of the total estimated market opportunity.

California

One of California’s major economic drivers is water availability. Seventy-five percent of California’s water supply comes from watersheds north of Sacramento, while the state’s highest demand comes from the south. This requires an extensive network of water conveyance, storage, and other infrastructure to deliver water where it is most needed. As the most populous state in the U.S., California delivers drinking water to around 40 million people through a robust network of water facilities. California maintained more than 420 wastewater treatment plants and processed more than five million acre-feet, or nearly two trillion gallons, of influent and effluent water in 2021.

California’s water infrastructure has deteriorated over the last several decades. The EPA 2018 Drinking Water Infrastructure Needs Survey and Assessment determined that the cost of California’s water infrastructure needs to be increased to over $51.0 billion. California’s needs include an estimated $31.6 billion to improve drinking water transmission, $9.2 billion for water treatment and $7.0 billion for water storage. According to S&P, the size of the California water and transportation infrastructure market, the largest market in which we operate, will be approximately $23 billion in 2024. It is projected to grow nearly 30% faster than the national average, with a nominal CAGR of approximately 7% between 2023 and 2027.

In 2017, the Public Policy Institute of California (“PPIC”) reported that “every county has been declared a flood disaster area multiple times.” And that “transportation, energy, water supply, and sewer networks are also at risk of disruption.” Due to these factors, proactive steps are being taken to fund water projects and programs. According to the PPIC, Californians have approved $27.0 billion in water bonds since 2020.

Additionally, California is the federal government’s largest recipient of formula-based funds for infrastructure, with $39.0 billion expected from the IIJA over the next five years and another $3.5 billion in federal funding for clean water infrastructure. In November 2022, California received $609 million in supplemental state revolving funds from the EPA for water projects, by far the most allocated to any state.

Since the passage of the California Infrastructure Planning Act in 1999, the California Governor’s office has been required to submit a five-year infrastructure plan with the annual budget bill to the California Legislature for consideration. California enacted a 2023-2024 total budget of $310 billion, which allocates more than $32 billion for infrastructure.

Additionally, the federal Bipartisan Budget Act of 2018 allocated $3.5 billion to improve water infrastructure in California and $8 billion for western water infrastructure. The Inflation Reduction Act provides another $4 billion for drought relief throughout western states, including California. According to the PPIC, over the past three years the California state legislature has authorized more than $8 billion to improve water supply and river and wetland ecosystems.

Funding for water-related projects also comes from revenue generated from water sales. In California, the vast majority (84%) of water projects are funded from local water bills and taxes. The balance comes from state (13%) and federal (3%) contributions.

Federal

According to an April 2023 Congressional Resource Service report, the IIJA provided $17.1 billion in direct, emergency appropriations to USACE for construction (68%), operations and maintenance (23%) and Mississippi River and Tributaries (5%). Much of this funding is being allocated directly to the core markets in which we operate, including $2.5 billion to inland waterways and another $5 billion for coastal and inland flood management. The remainder is slated for aquatic ecosystem restoration, pilot programs for flood risk, and other programs.

In addition to the IIJA, the Bipartisan Budget Act, passed in 2018, authorized $15 billion for construction for projects like the Sabine Pass to Galveston Bay Coastal Storm Risk Management Program that will reduce risk from coastal storm surges along the Texas coast. Shimmick is currently pursuing this important project, and if prequalified, will be granted the opportunity to bid task orders under the $7 billion MATOC. The USACE has already prequalified Shimmick for two other MATOCs this year — the Huntington Land Based Construction MATOC and the Nashville Construction MATOC. Shimmick is one of two large businesses prequalified on Huntington MATOC and one of four large businesses prequalified for Nashville MATOC. MATOCs limit competition to a subset of prequalified competitors and offer significant, long-term project and revenue opportunities.

Both the IIJA and the Bipartisan Budget Act are supplemental to the USACE’s annual budget, which in recent years has been approximately seven to eight billion dollars annually, historically reflecting modest year-over-year increases. This funding is directly appropriated to USACE for projects outlined in its annual work plans.

Our Industry

Several long-term trends, including the impact of climate change, the deterioration of aging infrastructure, and coastal population growth, have resulted in a renewed focus on infrastructure development and funding in the United States. Droughts and flooding in the west, along with extreme weather along coastal states, have demonstrated the need for expanded water and storm water infrastructure, flooding mitigation and disaster recovery efforts. In addition, our nation’s infrastructure, much of it built more than 50 years ago, has deteriorated over the last several decades.

The demand for water infrastructure stems from multiple factors driving the need for reliable water management systems. Growing urbanization and industrialization have amplified water consumption, putting pressure on existing water supply networks. Furthermore, aging infrastructure in many regions requires significant upgrades and modernization to ensure clean water delivery, effective flood control, and efficient navigation.

Critical infrastructure ensures the efficient movement of goods and people, supports economic growth, and enhances connectivity between regions. Major economic drivers for these projects include increasing international trade, urbanization, and population growth. As governments and private entities continue to invest in upgrading and expanding infrastructure to meet these demands, opportunities for innovative solutions and technologies are expected to flourish.

Based on these and other factors, we believe that demand for construction and ongoing maintenance of water and other critical infrastructure projects will continue to increase.

Water Treatment

In the United States, the delivery of drinking water, wastewater treatment, and stormwater services rely on a comprehensive network of treatment plants, pumps, pipes, storage facilities, and other essential components. According to an ASCE Report, more than 50,000 drinking water systems distribute 39 billion gallons of drinking water to U.S. homes, industries, and other businesses. These systems are regulated by the EPA and state agencies under the Safe Drinking Water Act. The drinking water systems in the United States have been assessed as poor/at-risk, with a grade of C- by the ASCE.

With over 16,000 publicly owned wastewater treatment systems, centralized plants are expected to handle a larger share of wastewater treatment due to urban growth. These systems are currently operating at an average of 81% of their design capacity, with 15% exceeding capacity. Many systems built in the 1970s under the Clean Water Act are reaching the end of their expected 40- to 50-year lifespan. Nationwide, water pipes average 45 years old, and some components are over a century old, despite an expected lifespan of 50 to 100 years.

Water Resources

According to the America’s ASCE Infrastructure Report Card, there are over 91,000 dams with an average age of 57 years across the U.S. Approximately 15,600 dams in the United States are classified as high-hazard structures, with an estimated rehabilitation cost for non-federal dams of nearly $20 billion.

The inland waterway network in the United States is comprised of approximately 12,000 miles of inland navigation channels as well as an additional 11,000 miles of intracoastal waterways owned and operated by the USACE. Most of the locks and dams are well past their 50-year design life. According to the ASCE’s 2021 America’s Infrastructure Report Card, the USACE backlog of authorized projects that are waiting for appropriations funding, which includes the nation’s inland waterway locks and dams, is $6.8 billion. The ASCE reports a navigation backlog of $2.7 billion annually in unmet maintenance work activities. Estimates show the need to rehabilitate federal dams is approximately $27.6 billion.

Industry Drivers and Trends

We believe our core markets of water and other critical infrastructure are in the midst of a prolonged expansion, driven by several macro-economic and geopolitical trends, including the following:

Climate change and extreme weather events. The U.N. Intergovernmental Panel on Climate Change 2023 report highlighted that climate change has affected water security due to warming, changing precipitation patterns, and greater frequency and intensity of climatic extremes. Sea-level rise, droughts and flooding continue to affect highly populated areas, including coastal populations. As of October 2023, the U.S. National Oceanic and Atmospheric Administration (“NOAA”) indicated that more than 90 million people are currently being affected by droughts and 40 states are experiencing moderate droughts or worse. At the same time, other parts of the country are seeing extreme flooding. According to NOAA, there were 40 tropical cyclone and flooding events in the United States from 2013 to 2023, with an aggregate cost of approximately $730.0 billion.

In coastal regions, rising sea levels and storm surges pose risks to low-lying areas. For example, California has a coastal population of more than 25 million people according to the Office of Coastal Management’s 2023 estimate, which is anticipated to be significantly affected by climate change.

Aging infrastructure. Our nation’s infrastructure — much of it built more than 50 years ago — has deteriorated over the last several decades and is in need of major upgrades and expansions. In its 2021 America’s Infrastructure Report Card, the ASCE graded America’s overall infrastructure as a C- with many of our target markets graded in the Ds. The report estimated that the cumulative needed investment in infrastructure in the United States for the 10 years from 2020 to 2029 was in excess of $2.6 trillion. The ASCE report estimated that by 2039, failure to improve our infrastructure could cost over $10.0 trillion in lost U.S. GDP.

Additionally, the replacement of old, lead pipes is required to protect public health. The EPA estimates that 9 million lead pipes currently deliver drinking water to homes and businesses across the U.S., putting millions at risk for neurological damage and coronary heart disease. Recognized as a serious public health risk, the IIJA includes $15 billion to replace lead pipes across the United States.

Increasing regulations to safeguard public health and address contaminants. Given the widespread exposure to PFAS — harmful, long-lasting chemicals that have been found in our nation’s water supply — state legislatures and the federal government are acting to mitigate the public health impacts and environmental degradation that these chemicals have caused, according to the National Conference for State Legislatures. The IIJA dedicates $10 billion in funding for communities impacted by emerging contaminants in water, including PFAS. In 2021, the EPA released a PFAS roadmap to prevent unsafe new PFAS chemicals from entering the market and protect public health.

As part of this roadmap, in 2023 the EPA took steps to designate PFAS chemicals as hazardous substances under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). CERCLA establishes liability for owners, operators, generators and others, potentially making entities that handle designated PFAS liable for recovery and remediation costs related to PFAS.

Water conservation and efficiency. According to a 2021 Nasdaq report, contracts for water reuse have surpassed those for desalination. Water recycling offers cost savings, lower energy requirements, and enhanced environmental benefits. In addition to being more economical than desalination, it minimizes the necessity for expanding production capacity and transforms wastewater treatment plants from cost centers into profit centers.

Recent Developments

Set forth below are preliminary estimates of selected unaudited financial and other information for the three months ended September 29, 2023 and actual unaudited financial results and other information for the three months ended September 30, 2022. Our full unaudited condensed consolidated financial statements as of and for the three months ended September 29, 2023 are not yet available and will not be available until after the completion of this offering. The following information reflects our preliminary estimates based on currently available information and is subject to change. We have provided ranges, rather than specific amounts, for the preliminary estimates of the financial information described below primarily because our financial closing procedures for the three months ended September 29, 2023 are not yet complete and, as a result, our final results upon completion of our closing procedures may vary from the preliminary estimates.

	Three Months Ended
	September 30, 2022	September 29, 2023
(In thousands, unaudited)	Actual	Low	High
Revenue	$184,637	$173,000	$177,000
Net Income	$17,831	$32,000	$36,000
Adjusted EBITDA	$25,600	$39,600	$45,500
Cash on hand	$80,558	$61,000	$63,000

•

For the three months ended September 29, 2023, we expect to report revenue in the range of $173.0 million to $177.0 million. The expected decrease in revenue as compared to the three months ended September 30, 2022 was primarily driven by five projects winding down and nearing completion for a combined amount which exceeded the offset of five new projects starting up.

•

For the three months ended September 29, 2023, we expect to report net income in the range of $32.0 million to $36.0 million, as compared to net income of $17.8 million for the three months ended September 30, 2022. The expected net income was primarily driven by a gain on the sale of non-core business contracts, partially offset by prior year gains recognized for the settlement of claims on two joint ventures projects.

The following table reconciles expected net income to Adjusted EBITDA, which is a non-GAAP measure, for the three months ended September 29, 2023, and reconciles actual net income to Adjusted EBITDA for the three months ended September 30, 2022:

	Three Months Ended
	September 30, 2022	September 29, 2023
(In thousands, unaudited)		Low	High
Net income attributable to Shimmick Corporation	$17,831	$32,000	$36,000
Depreciation and amortization	$4,005	$4,400	$4,800
Interest expense	$15	$450	$550
Income tax expense	$17	$—	$100
Changes in fair value of contingent consideration	$56	$(300)	$(400)
IPO and transaction-related costs (1)	$700	$1,000	$2,100
Stock-based compensation	$884	$450	$550
Legal fees and fees and other costs for a legacy loss job (2)	$2,092	$1,600	$1,800

Adjusted EBITDA	$25,600	$39,600	$45,500

(1)

We expect to record between $1.0 million and $2.1 million in transaction-related costs in the three months ended September 29, 2023 and we recorded $0.7 million in the three months ended September 30, 2022.

(2)	Consists of legal fees and other costs incurred in connection with claims relating to a legacy project.

Inclusion of Preliminary Consolidated Financial and Operational Information

The preliminary consolidated financial and operational information included in this prospectus reflects management’s estimates based solely upon information available to us as of the date of this prospectus and is the responsibility of management. The preliminary consolidated financial results presented above are not a comprehensive statement of our financial results for the three months ended September 29, 2023 and September 30, 2022 and have not been audited, reviewed or compiled by our independent registered public accounting firm, Deloitte & Touche LLP (“Deloitte”). Accordingly, Deloitte does not express an opinion and assumes no responsibility for, and disclaims any association with, such preliminary consolidated financial results and operational information. The preliminary consolidated financial results presented above are subject to the completion of our financial closing procedures, which have not yet been completed. Our actual results for the three months ended September 29, 2023 and September 30, 2022 will not be available until after this offering is completed and may vary from these estimates. For example, during the course of the preparation of the respective consolidated financial statements and related notes, additional items that would require adjustments to be made to the preliminary estimated consolidated financial results presented above may be identified. While we do not expect that our actual results for the three months ended September 29, 2023 will vary materially from the preliminary consolidated financial results presented above, there can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Commitment to ESG

We seek to deploy operational best practices for winning, executing, and supporting the work we do, much of which is designed to achieve environmental or social goals such as clean water or building infrastructure to withstand extreme weather events or other natural disasters. These best practices, tools, and techniques have been developed for key areas of Shimmick’s operations. One of these key areas is Safety, Health, and Environmental (“SH&E”). We seek to achieve SH&E success through a comprehensive, internal program that incorporates SH&E standards and innovative techniques, with the ultimate goal of achieving zero work-related injuries or illnesses and preventing damage to property and the environment. Our SH&E program includes specific guidelines to protect people and the environment and includes environmental compliance maps, environmental impact assessments, environmental management plans, environmental compliance checklists, and a workflow outlining how to manage environmental compliance.

Additionally, we aim to create an inclusive and equitable workplace. For example, in 2021, Shimmick established a mission to empower and support women by providing professional and personal development opportunities. We founded Women at Shimmick, an employee resource group charged with improving the experiences of women at Shimmick, providing programs, events, activities, and other opportunities for professional and personal development for women. The group aims to build awareness of women’s experience among the general employee population, recruit and retain more high performing women, and increase the number of women in leadership positions. In the group’s first year, survey results indicated improvement in key areas including welcoming, leadership and development opportunities, building awareness among the general employee population, and recognition.

For further information on our ESG disclosures see “Business — Environmental, Social and Governance (ESG).” In addition, we are committed to providing transparent disclosures on our human capital management. See “Business — Human Capital Management.”

Transition Services Agreement

In connection with the closing of the AECOM Sale Transactions, we entered into a Transition Services Agreement (“TSA”) with AECOM in January 2021, pursuant to which we provide them with certain (i) business and operational services, including services relating to information technology, accounting, human resources and benefits, equipment and real estate leasing, data storage services and regulatory services and (ii) general and administrative services, including business technology services, compliance services, finance/ accounting services and procurement and supply chain services, in each case, with respect to the Business that we purchased from AECOM. Under the TSA, AECOM also provided us with certain facilities and facility management services.

AECOM began providing the services in January 2021 and was substantially done providing services as of December 31, 2021 as the Company now provides its own services, with the exception of the services relating to a few reverse transition service agreements for supporting legacy projects under which we have agreed to provide services to AECOM for 18 months to 5 years and would be compensated for such services at predetermined rates not expected to exceed $200,000 per annum. The services and employees for each service may be amended from time to time by the parties.

The term of the agreement began in January 2021 and ends on the earlier of the last date that AECOM or the Company, as applicable, is required to provide the services or the termination of the TSA in accordance with the agreement. The TSA also includes customary indemnification and termination provisions.

Backlog

Our backlog consists of the remaining unearned revenue on awarded contracts, including our pro-rata share of work to be performed by unconsolidated joint ventures, less the joint venture partners’ pro-rata share of work to be performed by consolidated joint ventures. We include in backlog estimates of the amount of consideration to be received, including bonuses, awards, incentive fees, fixed-price awards, claims, unpriced change orders, penalties, minimum customer commitments on cost plus arrangements, liquidated damages and certain time and material arrangements in which the estimated value is firm or can be estimated with a reasonable amount of certainty in both timing and amounts. As construction on our contracts progresses, we increase or decrease backlog to take account of changes in estimated quantities under fixed-price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenue and costs, including completion penalties and bonuses. Substantially all of the contracts in our backlog may be canceled or modified at the election of the customer. See “— Types of Contracts and Contract Management Process — Selective Bidding Process and Project Management.”

As of June 30, 2023, we had a backlog of projects of $1.3 billion, approximately $142 million, or 11%, of which are through our joint venture arrangements. We estimate that approximately $1.0 billion will be recognized as revenue over the next twenty four months. None of our backlog is subject to AECOM contractual obligations. Our customer backlog by customer type, contract type and estimated time periods recognized is presented in the following tables:

As of June 30, 2023 (in millions)
Backlog by customer type:
State and local agencies	$971
Federal Agencies	164
Private Owners	148

Total backlog	$1,284

As of June 30, 2023 (in millions)
Backlog by contract type:
Fixed Price	$1,138
Cost Plus	146

Total backlog	$1,284

As of June 30, 2023 (in millions)
Estimated backlog recognized
0 to 24 months	$993
25 to 36 months	127
Beyond 36 months	163

Total backlog	$1,284

In addition to backlog, we have a robust pipeline of priority projects — those that meet strict internal and external criteria, including size, scope, location, customer, competition and other — that we are both actively bidding and targeting to bid in the near-term. These opportunities represent strategically chosen projects that fit our strategy of focusing on water and other critical infrastructure projects.

Competition

Competitors in the water and critical infrastructure markets can range from large firms with significant financial resources to smaller, regional companies operating within a specialized market or area. The larger competitors may have well-established relationships with government entities, municipalities, and private customers, a capacity to invest in advanced technology and equipment, and/or the ability to operate and manage large projects or facilities.

These contractors include Barnard Construction Company, Inc., Ames Construction Inc., Dragados USA Inc., Flatiron Construction Corp., Fluor Corporation, Michels Corporation, Granite Construction Incorporated, Kiewit Corporation, Skanska USA Inc., Traylor Bros., Inc., and Walsh Construction Group, LLC, among others.

We also compete against smaller, specialized companies that focus on niche areas within the infrastructure space. These specialized firms might possess particular expertise in areas like water treatment technologies or facility rehabilitation. On smaller, regional projects (primarily in California), we will often compete against small or mid-sized regional contractors. These include C. Overaa & Co. Inc., Pacific Hydrotech Corporation, J.F. Shea Co., Inc., Western Weather Constructors, Inc., Steve P. Rados, Inc., Myers and Sons Construction, LLC, and Anvil Builders Inc.

In some cases, projects are awarded based on “best value.” Criteria that may influence our competitiveness include price, technical approach, past performance, plans for quality, equipment resources, financial strength, surety bonding capacity, relevant project experience, knowledge of local markets and conditions, and project management team and experience. For this reason, Shimmick is highly selective in the projects we pursue, pursuing only those in which we have a distinct advantage.

Types of Contracts and the Contract Management Process

Types of Contracts

We provide general contracting and construction management services necessary to deliver a project. These may include planning, scheduling manpower and equipment, and managing materials and subcontractors, all of which are required for the timely completion of a project in accordance with the terms, plans and specifications contained in a construction contract. We provide these services under traditional general contracting arrangements, such as fixed-price, construction manager/general contractor or design-build and, to a lesser extent, guaranteed maximum price and cost-plus contracts. These contract types and the risks generally inherent therein are discussed below:

Fixed-price (“FP”), contracts, which include fixed unit price contracts, are generally used in competitively bid public infrastructure projects and generally commit the contractor to provide all of the resources required to complete a project for a fixed sum (lump sum) or at fixed unit prices. Usually, FP contracts transfer more risk to the contractor but offer opportunity, under favorable circumstances, for greater profits. FP contracts represent a significant portion of our publicly bid infrastructure projects. Design-build projects are also generally performed under special FP contracts.

Cost reimbursable contracts provide for reimbursement of the cost required to complete a project plus a fee. The fee is typically negotiated and could include an incentive fee based on cost and/or schedule performance. Cost-plus contracts minimize the contractor’s financial risk but may also limit profits.

Historically, a high percentage of our contracts have been fixed-price. These contracts are typically awarded to the lowest bidder, although the contract bidding process has changed to include “best value” contracting. Winning these contracts requires the submission of a statement of qualifications and/or proposal in addition to project pricing. The specific requirements for these submissions differ greatly by customer but generally consider the technical capabilities of the bidder, the specific approach to the project, performance on past projects, safety records, and the proposed project team, among others. The proposals and price are subjected to scoring criteria previously outlined in the solicitation to determine which submitter has provided the “best value” to the customer. A "best value" solicitation is often used for design-build and/or federal projects.

Selective Bidding Process and Project Management

We identify new business opportunities through a variety of sources, including customer relationships, industry networking, subscriber services that notify us of all contracts out for bid, advertisements by federal, state and local governmental entities, business development efforts, and one-on-one meetings with other participants in the construction industry, among others. The projects we pursue often undergo a long planning phase, which enables us to identify them well before they are advertised for construction for more accurate forecasting and resource planning. Once the customer has identified how the project will be funded, it is typically advertised for construction. Often times, we have already determined whether to pursue a project before it is advertised. In determining whether to make a bid on a project opportunity, management follows a formal and detailed multi-step bid approval process, evaluating each opportunity using the following factors to determine the collective risk and reward profile of each prospective project. We start with an initial screening of the projects to pursue based on such factors as the relevant skills required, contract size and duration, location, the availability of our personnel and equipment, the size and makeup of our current backlog, our competitive advantages and disadvantages, prior experience, the contracting agency or client, the source of contract funding, geographic location, likely competition, construction and other risks, gross margin opportunities, penalties or incentives, project complexity, contract terms, the type of contract, and overall ability to resource and complete the contract on time, among other factors. The pursuit team utilizes this information to develop a recommended bid. Management then reviews the recommended bid and provides approval for further pursuit. The bid approval process culminates in a final decision to bid or not bid by management. We have never withdrawn a bid once submitted. Since 2019, our success rate for the number of bids won versus the number of bids submitted is between 15-25%.

As a condition to pursuing certain contracts, we are sometimes required to complete a prequalification process with the applicable agency or customer. The request for qualification process generally limits bidders to those companies with operational experience and financial capability to effectively complete the particular contract in accordance with the plans, specifications and construction schedule, or may limit the number of prequalified bidders to a predetermined number, further reducing competition for those shortlisted bidders.

Our in-house estimating process typically involves three phases. Initially, we perform a detailed review of the plans and specifications, summarize the various types of work involved and related estimated quantities, determine the contract duration and schedule and highlight the unique and riskier aspects of the contract. The second phase consists of estimating the cost and availability of labor, material, equipment, any subcontractors and the project team required to complete the contract on time and in accordance with the plans and specifications. Substantially all of our estimates are made on a per unit basis for each line item, with the typical contract containing 50 to 300 line items. The final phase consists of a detailed review of the estimate by management, including, among other things, assumptions regarding cost, approach, means and methods, staffing, productivity and risk. After the final review of the cost estimate, management adds an amount for profit to arrive at the total bid amount. This profit amount will vary according to management’s perception of the degree of difficulty of the contract, the current competitive climate and the size and makeup of our backlog. Our project managers are intimately involved throughout the estimating and construction process so that the issues concerning a contract, and risks relating thereto, can be understood and addressed on a timely basis.

To ensure that the material prices and subcontracting costs used in tendering bids for construction contracts do not change, we obtain firm quotations from our suppliers and subcontractors before submitting a bid. These quotations typically include quantity guarantees as passed through the prime contract. We have no obligation for materials or subcontract services beyond those required to complete the respective contracts that we are awarded for which quotations have been provided.

After the contract has been awarded and during the construction phase, we monitor our progress by comparing actual costs incurred and quantities completed to date with budgeted amounts and the contract schedule and at least monthly prepare an updated estimate of total forecasted revenue, cost and expected profit for the contract.

During the normal course of most projects, the customer, and sometimes the contractor, initiates modifications or changes to the original contract to reflect, among other things, changes in quantities, specifications or design, method or manner of performance, facilities, materials, site conditions and period for completion of the work. Generally, the scope and price of these modifications are documented in a change order to the original contract and reviewed, approved and paid in accordance with the normal change order provisions of the contract. We are often required to perform extra or change order work as directed by the customer even if the customer has not agreed in advance on the scope or price of the work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original contract plans and specifications or, even if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. These disputes may not be settled to our satisfaction. Even when the customer agrees to pay for the extra work, we may be required to fund the cost of such work for a lengthy period of time until the change order is approved and funded by the customer. In addition, any delay caused by the extra work may adversely impact the timely scheduling of other work on the contract (or on other contracts) and our ability to meet contract milestone dates. Historically, we have been successful at managing the adverse impacts caused by change orders.

All state government contracts and most of our other contracts provide for termination of the contract for the convenience of the customer, with provisions to pay us only for work performed through the date of termination. We have not been materially adversely affected by these provisions in the past.

Insurance and Bonding

All of our buildings and equipment are covered by insurance, which our management believes to be adequate. In addition, we maintain general liability, workers’ compensation and excess liability insurance, all in amounts consistent with our risk of loss and industry practice.

As a normal part of the construction business, we generally are required to provide various types of surety and payment bonds that provide an additional measure of security for our performance on public contracts. Typically, a bidder for a contract must post a bid bond for 5% to 10% of the amount bid, and on winning the bid, must post a performance and payment bond for 100% of the contract amount. Our ability to obtain surety bonds depends upon our capitalization, working capital, aggregate contract size, past performance, management expertise and external factors, including the capacity of the overall surety market. Surety companies consider such factors in light of the amount of our backlog that we have currently bonded and their current underwriting standards, which may change from time to time.

The capacity of the surety market is subject to market-based fluctuations driven primarily by the level of surety industry losses and the degree of surety market consolidation. Some of our competitors may be limited in the projects they can bid because of bidding and bonding capacity constraints. Our track record of successful project execution and profitability, coupled with a strong balance sheet, provide us with ample bidding and bonding capacity, which allows us to bid a large number of projects simultaneously. Historically, Liberty Mutual Group and Berkshire Hathaway have provided us with surety bonding. Upon the completion of this offering, we expect that our total bonding capacity may increase.

Joint Ventures

We participate in various construction joint ventures in order to share expertise, risk and resources for certain highly complex, large, and/or unique projects. Generally, each construction joint venture is formed to accomplish a specific project and is jointly controlled by the joint venture partners. We select our joint venture partners based on our analysis of their construction and financial capabilities, expertise in the type of work to be performed and past working relationships, among other criteria. The joint venture agreements typically provide that our interests in any profits and assets, and our respective share in any losses and liabilities, that may result from the performance of the contract are limited to our stated percentage interest in the project.

Under each joint venture agreement, one partner is designated as the sponsor. The sponsoring partner typically provides administrative, accounting and much of the project management support for the project and generally receives a fee from the joint venture for these services. We have been designated as the sponsoring partner in some venture projects and are a non-sponsoring partner in others.

Environmental, Social and Governance (ESG)

Environmental

Our work directly addresses the nation’s need for reliable and resilient infrastructure, particularly in water end-markets. Our projects contribute to protecting water sources and enhancing water supply reliability to meet the growing demand for safe and clean water. Our water infrastructure solutions incorporate advanced systems for treating and repurposing wastewater, reducing strain on freshwater resources and alleviating the burden on local ecosystems. By maximizing water efficiency, these projects contribute to conserving water resources for future generations.

We also deliver projects that protect vulnerable regions from flooding. We build state-of-the-art flood control systems to mitigate the impact of natural disasters and sea-level rise to communities. Our goal is to deliver solutions to meet our customers’ needs for resilient infrastructure. Additionally, our work along the nation’s inland waterways enables the efficient and emissions-reducing transportation of goods, supporting commerce, and connecting regions for economic growth and trade.

Social

Our ESG focus is not limited to the environment. We also prioritize social responsibility across our operations and deploy operational best practices across all of our projects. These best practices, tools, and techniques have been developed for key areas of Shimmick’s operations. One of these key areas is Safety, Health, and Environmental (“SH&E”). As our #1 core value, Safety is our foremost concern, and we maintain stringent safety standards to protect our employees and the communities we serve.

We seek to achieve SH&E success through a comprehensive, internal program that incorporates SH&E standards and innovative techniques, with the ultimate goal of achieving zero work-related injuries or illnesses and preventing damage to property and the environment. Shimmick’s SH&E program includes specific guidelines to protect people and the environment and includes environmental compliance maps, environmental impact assessments, environmental management plans, environmental compliance checklists, and workflows outlining how to manage environmental compliance.

We aim to create an inclusive and equitable workplace to harness the power of different perspectives and drive innovation. For example, in 2021, Shimmick established a mission to empower and support women by providing professional and personal development opportunities. We founded Women at Shimmick, an employee resource group charged with improving the experiences of women at Shimmick, providing programs, events, activities, and other opportunities for professional and personal development for women. The group aims to build awareness of women’s experience among the general employee population, recruit and retain more high performing women, and increase the number of women in leadership positions. In the group’s first year, survey results indicated improvement in key areas including welcoming, leadership and development opportunities, building awareness, and recognition.

All employees are responsible for maintaining a respectful workplace free of unlawful discrimination, harassment, and retaliation. We do not tolerate discrimination, and any employee who witnesses or observes discrimination or harassment is encouraged to report it. We maintain an ethics hotline that employees can use to report incidents confidentially and without fear of retaliation. This helps promote a culture of integrity and increase trust in leadership.

Additionally, we have a proven track record of partnering with small and diverse business partners to provide maximum practicable subcontracting opportunities for them. We have a dedicated team of small business and supplier diversity program managers and exceptional year-over-year subcontracting performance. We provide a robust outreach program that includes an evolving Mentor-Protégé Program. We are committed to achieving subcontract objectives that are realistic, challenging, and attainable. Our commitment to small and diverse business participation is demonstrated by the awards and recognition received throughout our history.

Governance

Our corporate governance philosophy is based on maintaining a close alignment of our interests with those of our stakeholders. We uphold a strong governance framework that ensures transparency, ethical conduct, and accountability. Our board of directors comprises experienced professionals who provide strategic guidance and oversight.

Human Capital Management

Shimmick is focused on hiring and retaining highly talented employees with diverse backgrounds and empowering them to create value for our stockholders. Our success is dependent on employee understanding of and investment in their role in that value creation. Our chief executive officer periodically leads employee meetings intended to reinforce the importance of our core values and regularly meets with small groups of employees to receive their feedback on our business. Our employees are responsible for upholding our mission, values, strategy and talent leadership expectations.

It is important to us that our employees are engaged in our mission to drive our business forward, to recruit from their networks, and to envision a long tenure with us. We provide information to employees no less than quarterly on our core values, strategic plan and financial results. In addition to soliciting feedback through employee surveys, we continuously evaluate our employees’ level of engagement by visiting projects and asking open- ended questions. We also evaluate our employees’ engagement via formal surveys or similar tools on a periodic basis. We care about our employees’ employment experience and care about them as individuals who are motivated in different ways. Based on the feedback received from employees, we have developed multiple strategic initiatives focused on culture, specifically on promoting a positive employee experience, as well as focusing on career development and engagement to attract and retain the best talent in the industry.

We adhere to a blended learning approach with the understanding that our people learn from experiences (on the job and in life), from other people (mentors or supportive managers), and by participating in formal learning and training programs. We acknowledge that learning is highly individualized and needs to be offered in a way that is most conducive to a specific learner’s needs and learning objectives. We run a periodic education series which includes internal and external speakers presenting topics of interest that are relevant to our employees. We provide multiple learning solutions which cover a wide range of areas such as diversity and inclusion training, leadership skills, safety training, financial knowledge, technology training and presentation skills.

Managers hold performance conversations with their employees on a periodic basis (targeting a minimum of twice a year) to ensure they receive the performance feedback they deserve, to allow managers to obtain insight into how to support the development of their teams, and to ensure that performance expectations are clear and aligned with the Company’s strategic objectives. We also promote continuous dialogue between managers and employees in addition to these formal touchpoints.

We provide attractive benefits that promote the health of our employees and their families and design compelling job opportunities, aligned with our mission, in an energizing work environment. We also encourage our employees to continue to develop in their careers, including by obtaining advanced degrees or professional certifications. We compensate our employees according to our fair remuneration policies and believe in paying for performance. Accordingly, some employees may receive a portion of their compensation in the form of equity.

We encourage our employees to contribute their time to support various community and charitable activities and sponsor several local community organizations. Recently, Shimmick launched a volunteer time off program that provides eight hours of paid time off to volunteer. In addition to competitive base salaries, cash bonuses, and stock options for the majority of management, we are committed to continuously evaluating and ensuring the competitiveness of our benefits offerings so that we meet the various needs of our employees and their families. Despite a healthcare environment that is facing rising costs, we continue to pay the majority of the cost of our employees’ healthcare insurance.

We take a values-driven, broad view of diversity and inclusion. We believe that fostering an internal climate that is supportive and allows people of all backgrounds to flourish lends itself to the highest levels of company performance and facilitates the attraction and retention of best-in-class talent. We also believe it is inherently the right way to conduct business. We support an innovative, creative culture where people can bring their best and most authentic selves to work. Employees who hold divergent opinions are encouraged to voice their views. We track and report internally on key talent metrics including workforce demographics, critical role pipeline data, diversity data and engagement and inclusion indices.

Decisions regarding staffing, selection, and promotions are made on the basis of individual qualifications related to the requirements of the position. We are committed to identifying and developing the talents of our next generation of leaders. We endeavor to select qualified individuals from a diverse pool of candidates derived from broad outreach efforts when we are recruiting. We are committed to the sourcing and/or promotion of highly- qualified women, people of color and other under-represented groups for management and board positions. We are also challenging ourselves to better support our female and underrepresented employees in their onboarding, training, development and progression within the Company.

As of June 30, 2023, we had more than 1,500 employees. We are party to collective bargaining agreements covering a majority of our craft workforce. See “Risk Factors – Risks Related to Our Business and Industry – Strikes or work stoppages could have a negative impact on our operations and results.”

Our business is dependent upon a readily available supply of management, supervisory and field personnel. In the past, we have been able to attract sufficient numbers of personnel to support the growth of our operations.

Training and Safety

We place the highest emphasis on the safety of the public, our customers and our employees. Safety is the #1 Shimmick core value. We begin meetings with safety messages and conduct extensive training programs, which have allowed us to maintain a high safety level at our worksites. All new employees undergo an initial safety orientation, and for certain types of projects, we conduct specific hazard training programs. Our project foremen and superintendents conduct weekly on-site safety meetings, and our full-time safety inspectors make random site safety inspections and perform assessments and training if infractions are discovered. In addition, our superintendents and project managers are required to complete an OSHA-approved safety course. Thanks to these efforts, our incident rate is trending well below industry average and represents our continuing effort to improve our culture of safety. For instance, according to the Bureau of Labor Statistics, the average rate of recordable incidents per 100 employees for the construction industry in 2021, the most recent data published, was 2.1. Shimmick’s most recent average rate of recordable incidents for the most recently completed fiscal year 2022 is notably lower, at 1.5 per 100 employees.

Properties

We complete the scope work on our projects from multiple locations throughout the country. We lease administrative offices in Irvine, California, Denver, Colorado, Suisun, California, and in other locations throughout the United States. Our equipment maintenance and repair facility is located in Tracy, California, and we also use the site to store our inventory of construction materials. Below are our primary regional office and equipment facility locations. We have identified the locations that support our business strategy and maintain contractor licenses in all other states where we have current or awarded projects and have both project offices on site and sufficient equipment available at every facility. Should a project opportunity arise in a state in which we currently do not maintain a contractor license, we have the ability to obtain additional licenses and transport equipment and other resources to such states where we do not currently operate to meet the requirements of future contracts. Accordingly, we believe we have active and appropriate licensing in all strategic locations and we have the ability to obtain the proper licenses in additional states we may choose to do business in the future.

Location	Owned or Leased	Approximate Size
Irvine, CA – Office	Leased	6,000 sq. ft.
Denver, CO – Office	Leased	7,211 sq. ft.
Suisun, CA – Office	Leased	10,221 sq. ft.
Tracy, CA – Equipment Facility	Owned	10,000 sq. ft., 43 acres

Government and Environmental Regulations and Climate Change Matters

We are subject to various federal, state and local laws and regulations relating to the environment, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste, the handling of underground storage tanks and the cleanup of properties affected by hazardous substances. We also are subject to compliance with numerous other laws and regulations of federal, state and local agencies and authorities, including those relating to workplace safety, wage and hour and other labor issues (including the requirements of the OSHA and comparable state laws), immigration controls, vehicle and equipment operations and other aspects of our business. In addition, most of our construction contracts are entered into with public authorities, and these contracts frequently impose additional requirements, including requirements regarding labor relations and subcontracting with designated classes of disadvantaged businesses. We continually monitor our compliance with these laws, regulations and other requirements. While compliance with existing laws, regulations and other requirements has not materially adversely affected our operations in the past, and we are not aware of any proposed requirements that we anticipate will have a material adverse impact on our operations, there can be no assurance that these requirements will not change or that compliance will not otherwise adversely affect our operations in the future. While we typically pass any costs of compliance through to our customers under the applicable project agreement, either directly or as part of our estimate depending on the type of contract, there can be no assurance that we will not incur compliance expenses in the future that materially adversely affect our results of operations. In addition, some operations require operating permits granted by governmental agencies.

The diesel particulate and nitrogen oxide emissions produced by the vehicles and other equipment used in our operations are subject, among other things, to the regulations of the California Air Resources Board (“CARB”). Certain CARB regulations require California equipment owners/operators to meet progressively more restrictive emission targets that require California off-road and on-road diesel equipment owners to retrofit equipment with diesel emission control devices or replace equipment with new engine technology, which will result in higher equipment-related expenses. In general, we have maintained compliance with the regulations by replacing our existing equipment as it reaches the end of its useful life with new equipment that meets or exceeds the requirements of the CARB regulations. Accordingly, we have not incurred material incremental expenses to comply with the regulations.

As is the case with other companies in our industry, some of our aggregate materials products contain varying amounts of crystalline silica, a common mineral. Furthermore, some of our construction and materials processing operations release, as dust, crystalline silica that is in the materials being handled. Excessive, prolonged inhalation of very small-sized particles of crystalline silica has been associated with respiratory disease (including silicosis). OSHA has established occupational thresholds for crystalline silica exposure as respirable dust. We have implemented dust control procedures to measure compliance with requisite thresholds and to verify that respiratory protective equipment is made available as necessary. We also communicate, through safety information sheets and other means, what we believe to be appropriate warnings and cautions to employees and customers about the risks associated with excessive, prolonged inhalation of mineral dust in general and crystalline silica in particular. We have not incurred material expenses in connection with these compliance activities.

Although we do not generate large amounts of solid wastes, we occasionally dispose of solid wastes on behalf of customers. Solid wastes, which may include hazardous solid wastes, are subject to the requirements of the federal Solid Waste Disposal Act, the federal Resource Conservation and Recovery Act (the “RCRA”), and comparable state statutes.

From time to time, the EPA considers the adoption of stricter disposal standards for non-hazardous solid wastes. Moreover, it is possible that additional solid wastes will in the future be designated as “hazardous wastes.” Hazardous solid wastes are subject to more rigorous and costly disposal requirements than are non-hazardous solid wastes. Generally, under the applicable project agreement, the customer, as the generator of the waste, is at risk for its proper disposal. We typically pass the cost of disposal through to our customers under such agreement.

Certain environmental laws impose substantial penalties for non-compliance and others, such as CERCLA, and comparable state laws, impose strict, retroactive, joint and several liability upon persons that contributed to the release of a hazardous substance into the environment. These persons include the owner or operator of the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these persons may be liable for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties, to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. We may be required to remediate contaminated properties currently or formerly owned or operated by us, regardless of whether such contamination resulted from the conduct of others or from the consequences of our own actions that complied with applicable laws at the time those actions were taken. In connection with certain acquisitions, we could assume, or be required to provide indemnification against, environmental liabilities that could expose us to material losses. Furthermore, the existence of contamination at properties we own, lease or operate could result in increased operational costs or restrictions on our ability to use those properties as intended.

In certain instances, citizen groups also have the ability to bring legal proceedings against us if we are not in compliance with environmental laws, or to challenge our ability to receive environmental permits that we need to operate. In addition, claims for damages to persons or property, including natural resources, may result from the SH&E impacts of our operations. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. Moreover, public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to the construction industry could continue, resulting in increased costs of doing business and consequently affecting profitability.

We have incurred, and may in the future incur, significant capital and operating expenditures to comply with such laws and regulations. To the extent that laws are enacted or other governmental action is taken that restricts our operations or imposes more stringent and costly operating, waste handling, disposal and cleanup requirements, our business, financial condition or results of operations could be materially adversely affected.

The potential impact of climate change on our operations is highly uncertain. Climate change may result in, among other things, changes in rainfall patterns, storm patterns and intensity and temperature levels. Our results of operations are significantly influenced by weather and major changes in historical weather patterns could significantly impact our future results of operations. For example, if climate change results in significantly more adverse weather conditions in a given period, we could experience reduced productivity and increases in certain other costs, which could negatively results of operations.

Legal Proceedings

From time to time, we and our joint ventures are party to routine legal proceedings and claims which arise in the ordinary course of our business. We believe, based on advice from our outside legal counsel, that the final disposition of such matters will not have a material adverse impact on our financial condition, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors upon completion of this offering.

Name	Age	Position
Mitchell B. Goldsteen	50	Executive Chairman
Steven E. Richards	64	Chief Executive Officer and Director Nominee
Devin J. Nordhagen	40	Executive Vice President, Chief Financial Officer
Carolyn L. Trabuco	54	Director Nominee
Geoffrey E. Heekin	58	Director Nominee
J. Brendan Herron	63	Director Nominee

The following are biographical summaries, including experience, of those individuals who will serve as our executive officers and directors:

Mitchell B. Goldsteen has served as our Executive Chairman since January 2021. Since May 2014, Mr. Goldsteen has served as a Director of MariTrace Ltd, a UK based software company that provides data on commodities, vessels and ports to a wide base of customer types. Mr. Goldsteen is Manager of Oroco Capital, a private investment firm, a position he has held since January 2010. Mr. Goldsteen is also the founder and Chief Executive Officer of eqhq inc., an ecommerce heavy equipment platform, a position he has held since April 2021. From February 2017 through June 2021, Mr. Goldsteen served as Manager of Oroco FirstMark. Mr. Goldsteen began his career at Alex, Brown & Sons and thereafter worked at The Carlyle Group, Credit Suisse First Boston and Merrill Lynch. Mr. Goldsteen received a BBA from the University of Wisconsin Madison. We believe Mr. Goldsteen is well qualified to serve on our board of directors based on his extensive company strategy and oversight expertise, as well as his significant professional and leadership experience.

Steven E. Richards has served as Chief Executive Officer since January 2021 and is a director nominee for the Company. Mr. Richards also served as the President of Shimmick from March 2020 to July 2023. From August 2017 to March 2020, Mr. Richards was Executive Vice President, Civil Construction at AECOM, where he was responsible for domestic and international construction operations. From January 2014 to August 2017, Mr. Richards served as Senior Vice President, Operations Civil Construction & Mining Group at AECOM, where he oversaw civil construction and mining operations. Prior to that, Mr. Richards held senior managerial positions at URS Corporation, an AECOM company from December 2008 to December 2013. Mr. Richards began his career with Morrison Knudsen, a Shimmick legacy company, where he was employed in various positions for over 20 years, including Project Director on numerous field assignments in the industrial buildings and civil infrastructure markets. Mr. Richards received his Bachelor of Science degree in Civil Engineering from the University of Idaho and completed M.B.A. studies at the University of Denver. We believe Mr. Richards is well qualified to serve on our board of directors based on his significant professional and leadership experience in the infrastructure solutions industry.

Devin J. Nordhagen has served as our Executive Vice President and Chief Financial Officer since August 2022. From January 2021 until August 2022, Mr. Nordhagen served as our Executive Vice President of Business Operations. From December 2019 to January 2021, Mr. Nordhagen was Chief Financial Officer of FirstMark Construction, a civil infrastructure company, where he was responsible for all aspects of accounting, reporting, control, corporate finance and treasury. From August 2015 to July 2019, Mr. Nordhagen was Vice President of Finance at ASRC Energy Services, an oil and gas O&M and construction company, where he oversaw finance, accounting and business operations. From August 2013 to August 2015, Mr. Nordhagen was a Controller at Alaska Growth Capital BIDCO, Inc., an alternative lending company, where he oversaw accounting and reporting operations. Mr. Nordhagen spent the first part of his career as an Audit Manager with major accounting firm KPMG LLP. Mr. Nordhagen holds a Bachelor of Science in Finance and a Bachelor of Science in Accounting from Minot State University. He is also a Certified Public Accountant (CPA).

Carolyn L. Trabuco is a director nominee for the Company. Ms. Trabuco is a co-founder and has served as a director of Azul Linhas Aéreas Brasileiras SA (NYSE: AZUL), a Brazilian airline, listed on the NYSE since 2017, since 2008. She is also the founder of Thistledown Advisory Group, LLC, a strategic advisory firm, a position she has held since 2017. Ms. Trabuco served as Managing Director at Cornerstone Capital Group in 2016, where she created original research in the field of ESG to be used alongside traditional financial analysis. From 2009 to 2014, Ms. Trabuco served as Senior Vice President and Senior Analyst at Phibro Trading LLC and Astenbeck Capital Markets, respectively. Prior to that, Ms. Trabuco was a portfolio manager and senior equity research analyst at Pequot Capital Management where she established the firm’s investment presence in global metals, mining and steel and in Brazil. Ms. Trabuco began her investment career in Equity Research at Fidelity Investments and later at the Wall Street firms Lehman Brothers, Montgomery Securities and First Union Capital Markets. Ms. Trabuco has served as an independent member of the board of directors of Sizzle Acquisition Corp., listed on the NASDAQ, since November 2021. She is also an adjunct professor of finance at Sacred Heart University. Ms. Trabuco holds a bachelor’s degree in art history from Georgetown University and a master’s degree in public administration from Sacred Heart University. We believe Ms. Trabuco is well qualified to serve on our board of directors based on her extensive financial markets and investor background and public company board experience.

Geoffrey E. Heekin is a director nominee for the Company. Mr. Heekin has served as President of Global Construction and Infrastructure at Aon PLC (NYSE: AON) from 2012 until his retirement in 2019. In this position, he had primary stewardship of Aon’s largest industry vertical, representing over $500 million in annual revenue and over 1,000 colleagues. He also served as President of Aon Infrastructure Solutions during the same period. From 1997 to 2012, Mr. Heekin was the National Surety Practice Leader for Commercial and Construction at Aon. He was previously Executive Vice President at Near North Insurance Brokerage from 1991 to 1997, as well as Surety Manager of the Chubb Group from 1987 to 1991. Mr. Heekin received his bachelor’s degree in political science with a minor in mass communications from DePauw University. We believe Mr. Heekin’s significant professional and leadership experience in construction risk, surety and insurance makes him well qualified to serve on our board of directors.

J. Brendan Herron is a director nominee for the Company. Mr. Herron is a Strategic Advisor for Hannon Armstrong Sustainable Infrastructure Capital, Inc. (NYSE: HASI), a leading investor in climate solutions. He developed the concept for and led HASI’s IPO and served in several senior executive roles including as the first chief financial officer from 2013 to 2019 and most recently as an executive vice president until 2021. Mr. Herron has over 30 years of experience in structuring, executing and operating infrastructure and technology investments. He serves on the boards of various private companies and nonprofit organizations including as a board observer for REsurety, Inc., the Advisory Board of the Smithsonian Environmental Research Center and the Board of Directors of Fair Chance (Washington, DC) and formerly served on the U.S. Commerce Secretary’s Renewable Energy and Energy Efficiency Advisory Committee. Mr. Herron received a Bachelor of Science degree in accounting and computer science from Loyola University Maryland and a Master of Business Administration degree from Loyola University Maryland and has passed the CPA and CMA examinations. He is also directorship certified by the National Association of Corporate Directors, a professional credential supporting his qualifications and experience as a corporate board director. Mr. Herron’s significant professional experience, including as a public company CFO, his knowledge of ESG and success in developing growth strategies for newly public companies, makes him well qualified to serve on our board of directors.

Board Structure and Composition

Our business and affairs are managed under the direction of our board of directors. Upon completion of the offering, our board of directors will consist of five members. Our board of directors will not be classified, and each of our directors will be subject to re-election annually.

Director Independence

The rules of Nasdaq require that a majority of our board of directors be independent within one year of the date of our initial public offering. An “independent director” is defined generally as a person who, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). Our board of directors has undertaken a review of the independence of each director and director nominee. Based on information provided by each director or director nominee concerning his or her background, employment and affiliations, our board of directors has determined that Ms. Trabuco, Mr. Heekin and Mr. Herron qualify as “independent directors,” as defined under the rules of Nasdaq. As required by Nasdaq listing standards, our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Controlled Company Exemption

Because our controlling stockholder will continue to control a majority of the voting power of our common stock after the completion of this offering, we will be a “controlled company” for purposes of the listing standards of Nasdaq and the rules of the SEC. As a “controlled company”, exemptions under the listing standards of Nasdaq will exempt us from certain of Nasdaq’s corporate governance requirements, including the following requirements:

•	that our board of directors be composed of a majority of “independent directors,” as defined under the rules of Nasdaq,

•	that our compensation and human capital committee be composed entirely of independent directors, and

•	that our nominating and corporate governance committee be composed entirely of independent directors.

Although we do not currently expect to rely on the “controlled company” exemption, we may elect to do so in the future. Accordingly, for so long as we are a “controlled company,” holders of our common stock may not have the same protections afforded to stockholders of companies that are subject to all of Nasdaq’s corporate governance requirements to the extent we elect to take advantage of these exemptions. In the event that we cease to be a “controlled company”, we will be required to comply with these provisions within the transition periods specified in the rules of Nasdaq.

These exemptions do not modify the independence requirements for our audit committee, and we expect to satisfy the member independence requirement for the audit committee upon completion of this offering.

Board Committees

Our board of directors plans to have an audit committee, a compensation and human capital committee and a nominating and corporate governance committee following this offering. All the members of our audit committee, compensation and human capital committee and nominating and corporate governance committee will be independent under applicable Nasdaq listing rules. In addition, all the members of our audit committee will be independent under Section 10A-3 of the Exchange Act. The charter for each of the committees will be available on our website at www.shimmick.com.

Audit Committee

Upon consummation of the offering, we will establish an audit committee, consisting of Mr. Herron, Mr. Heekin and Ms. Trabuco, with Mr. Herron serving as Chair. The audit committee will assist the board of directors in overseeing: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independence and qualifications of our independent registered public accounting firm, and (iv) the performance of our independent registered public accounting firm. The audit committee also will review all related party transactions. Our board of directors has determined that Mr. Herron is an audit committee financial expert within the meaning of the rules and regulations of the SEC. In addition, we must certify to Nasdaq that the audit committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Our board of directors has determined that Mr. Herron’s qualifications also satisfy Nasdaq’s definition of financial sophistication.

Compensation and Human Capital Committee

Upon consummation of the offering, we will establish a compensation and human capital committee, consisting of Ms. Trabuco, Mr. Heekin and Mr. Herron, with Ms. Trabuco serving as Chair. The compensation and human capital committee will review and approve the compensation of our Chief Executive Officer and our other executive officers and administer and make recommendations to the board of directors with respect to our 2023 Omnibus Incentive Plan and any other compensation plans. In performing these duties, the compensation and human capital committee also will evaluate the performance of our Chief Executive Officer and oversee the performance evaluation of our other executive officers and key employees. In addition, the compensation and human capital committee will oversee the Company’s human capital management, including the Company’s policies with respect to performance management, talent management, diversity, equity and inclusion, work culture and the development and retention of the Company’s workforce.

Nominating and Corporate Governance Committee

Upon consummation of the offering, we will establish a nominating and corporate governance committee, consisting of Mr. Heekin, Mr. Herron and Ms. Trabuco, with Mr. Heekin serving as Chair. The nominating and corporate governance committee will assist the board of directors in identifying candidates qualified to become members of our board of directors, recommending a slate of nominees for election by the stockholders, recommending committee assignments for directors to the board of directors, overseeing the evaluation of the board of directors and management and developing, updating and recommending to the board of directors appropriate corporate governance principles for our company. In performing these duties, the nominating and corporate governance committee also will review and approve compensation for non-employee directors.

Code of Ethics

Upon consummation of the offering, our board of directors will adopt a code of ethics that applies to all of our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer. Our code of ethics will prohibit all conflicts of interest unless they have been approved or ratified by a majority of the independent directors on our board of directors (or an authorized committee of our board of directors). This code of ethics will be available on our website at www.shimmick.com, and we will disclose any future amendments or waivers of certain provisions of our code of ethics on our website in a Current Report on Form 8-K, as legally required.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation and human committee is or has been an officer or employee of our company. None of our executive officers currently serves, or during the year ended December 30, 2022 served, as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Limitations of Liability and Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation or is or was serving at the request of such corporation as an officer, director, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

EXECUTIVE COMPENSATION

This section provides an overview of our executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed regarding our named executive officers (“NEOs”), in the summary compensation table below. We are an “emerging growth company” as defined in the JOBS Act and as such, we have opted to comply with the executive compensation disclosure applicable to such companies.

For the fiscal year ended December 30, 2022, our NEOs were:

Name	Position
Steven E. Richards	Chief Executive Officer
Devin J. Nordhagen	Executive Vice President, Chief Financial Officer
Gregory J. Dukellis	Former Executive Vice President, Chief Legal Officer

Summary Compensation Table

The following table sets forth information concerning the compensation of our NEOs for the years ended December 30, 2022 and December 31, 2021.

Name and principal position	Year	Salary ($)	Bonus ($) (1)	Option awards ($) (2)	Non-equity Incentive Plan compensation ($) (3)	All other compensation ($) (4)	Total ($)
Steven E. Richards	2022	500,000	—	229,222	291,536	17,466	1,038,224
Chief Executive Officer	2021	500,000	50,000	1,305,251	—	16,159	1,871,410
Devin J. Nordhagen	2022	350,000	—	332,371	136,050	15,431	833,852
Executive Vice President, Chief Financial Officer	2021	350,000	225,000	1,892,615	—	9,467	2,477,082
Gregory J. Dukellis(5)	2022	375,000	—	42,979	109,325	25,768	553,072
Former Executive Vice President, Chief Legal Officer	2021	375,000	62,863	109,325	—	20,651	567,839

(1)	Amounts represent retention bonus for Mr. Richards, retention bonus for Mr. Dukellis, and sign-on bonus for Mr. Nordhagen.
(2)

The amounts in this column represent the aggregate grant-date fair value of awards granted to each NEO, computed in accordance with the FASB’s Accounting Standards Codification (“ASC”) Topic 718. See Note 9 to our audited consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made by us in determining the grant-date fair value of our equity awards. Amounts in 2022 represent the incremental fair value increase of the option grant reprice (calculated in accordance with FASB ASC Topic 718 as of the date of the reprice.

(3)	Amounts represent annual cash bonuses received by our NEOs under our annual cash bonus plan.
(4)

Amounts represent (i) 401(k) matching contributions earned by each NEO, (ii) the executive long-term disability premium paid on behalf of each NEO and (iii) an automobile allowance paid to Mr. Dukellis.

(5)	Mr. Dukellis was terminated in August 2023.

Narrative Disclosure to Summary Compensation Table

For 2021, the compensation program for our NEOs consisted of base salary, annual incentive and long-term three-year vesting cash bonus, and long-term equity incentive compensation delivered in the form of stock options. For fiscal 2022, the compensation program for our NEOs consisted of base salary and annual incentive.

Base Salary

The base salary of our NEOs is set at a level that is commensurate with each executive’s duties and authorities, contributions, prior experience and sustained performance. For fiscal 2022, the base salary for Mr. Richards was $500,000, the base salary for Mr. Dukellis was $375,000 and the base salary for Mr. Nordhagen was $350,000.

Annual Cash Bonus

Annual cash bonuses are offered to incentivize the NEOs to achieve annual financial and operating performance metrics. Annual cash bonuses are paid at the discretion of the board of directors following the certification of results after the end of each fiscal year.

Long-Term Cash Bonus

Long-term cash bonuses are offered to incentivize the NEOs to achieve long-term financial and operating performance metrics. Long-term cash bonuses are paid at the discretion of the board of directors following the certification of results after the end of a three-year performance period. Bonuses under this program were only issued in fiscal year 2021 and payable at the end of fiscal year 2023.

Stock Options

Stock options are used to provide a strong incentive to our NEOs for the creation of long-term stockholder value. Stock options may be exercised to provide value to executives to the extent our stock price appreciates after the grant date to enhance retention and long-term thinking. The stock options granted to our NEOs in 2021 vest 25% on the 12-month anniversary of the vesting commencement date and 1/36th of the remaining options vest on the last day of each full calendar month thereafter. Based on 409A analysis done in 2022, the Board of Directors approved, effective August 8, 2022, a change in the strike price of all outstanding stock options from a strike price of $8.39 to $3.45, all other provisions remained unchanged.

Benefits and Perquisites

We provide benefits to our NEOs on the same basis as provided to all of its employees for health, dental, and vision insurance; voluntary life and accidental death and dismemberment ("AD&D") insurance; short-term disability insurance; and a tax-qualified Section 401(k) plan with a Company match.

In both fiscal years 2022 and 2021, we offered our NEOs a separate executive basic life and AD&D and long-term disability that differs from that offered to our non-executive employees. The executive basic life and AD&D coverage is 100% employer paid and is equal to 400% of annual earnings, up to a $2 million maximum. The executive long-term disability benefit is 100% employer paid. The month long-term disability benefit is 60% of the executive’s monthly pre-disability earnings, up to the maximum of $25,000, less deductible sources of income.

Retirement Benefits

We provide a tax-qualified Section 401(k) plan for all employees, including the NEOs. We provide an employer match of 50% of the employee’s contributions, up to a maximum of 3.5% employer match. We do not provide to employees, including our named executive officers, any other retirement benefits, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans or nonqualified defined contribution plans.

Employment Agreements

We presently do not have employment agreements with any of our NEOs.

Potential Payments upon Termination or Change of Control

Our NEOs are not party to any agreement providing for payments or severance at, following, or in connection with any termination or change in control.

Outstanding Equity Awards as of December 30, 2022

The following table provides information about the outstanding equity awards held by our NEOs as of December 30, 2022. All awards were granted under the 2021 Stock Plan. The data in the table below gives effect to the 2.7386-for-1 stock split of our common stock, which was effected on October 23, 2023.

		Option Awards (1)				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Units that have not Vested (#)	Market Value of Units that have not Vested ($)
Steven E. Richards	May 6, 2021	325,209	496,371	$1.26	May 5, 2031	—	—
Gregory J. Dukellis	May 6, 2021	60,975	93,071	$1.26	May 5, 2031	—	—
Devin J. Nordhagen	May 6, 2021	471,551	719,740	$1.26	May 5, 2031	—	—

(1)	See “Stock Options” for vesting provisions and strike price change in 2022.

Equity Compensation Plans

The following description of our equity compensation plans is qualified by reference to the full text of those plans, which will be filed as exhibits to the registration statement.

2021 Stock Plan

We currently maintain the 2021 Stock Plan. The primary purpose of the 2021 Stock Plan is to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and any affiliate and provide a means by which the eligible recipients may benefit from increases in the value of the Company’s common stock.

Following the effectiveness of the registration statement of which this prospectus forms a part, we will not make any further grants under the 2021 Stock Plan. However, the 2021 Stock Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2021 Stock Plan. We have only granted stock options under the 2021 Stock Plan through June 30, 2023.

Share Reserve

We have reserved an aggregate of 5,477,200 shares of our common stock (giving effect to the 2.7386-for-1 stock split of our common stock, which was effected on October 23, 2023) for issuance under the 2021 Stock Plan of which 999,975 shares remained available for additional award grants as of June 30, 2023. The remaining reserved shares will be rolled over to the 2023 Omnibus Incentive Plan.

Administration

Our board of directors (or a committee delegated by our board of directors) administers the 2021 Stock Plan. Our board of directors has the authority to determine who will be granted stock awards, when and how each stock award will be granted, what type of stock award will be granted, the provisions of each stock award (which need not be identical), the number of shares of common stock subject to, or the cash value, of a stock award and the fair market value applicable to a stock award. In addition, the administrator has the authority to interpret the 2021 Stock Plan and to adopt rules for the administration, interpretation, and application of the 2021 Stock Plan that are consistent with the terms of the 2021 Stock Plan.

Payment

The exercise price of options and stock appreciation rights or purchase price of stock purchase rights granted under the 2021 Stock Plan may be paid in such form as determined by our board of directors, including, without limitation, cash, check, bank draft or money order payable to the Company, delivery to the Company (either by actual delivery or attestation) of shares of common stock, a “net exercise” arrangement (for nonstatutory stock opinions only), a deferred payment or similar arrangement with the optionholder, or any other form of consideration determined to be appropriate by the board of directors.

Transfer

The 2021 Stock Plan generally does not allow for the transfer of awards other than by a beneficiary designation, will or the laws of descent and distribution. If the applicable stock option agreement provides, a nonstatutory stock option will also be transferable by gift or domestic relations order to a family member of the participant.

Amendment, Suspension, or Termination

Our board of directors may amend, suspend, or terminate the 2021 Stock Plan at any time. An amendment of the 2021 Stock Plan shall be subject to the approval of our stockholders only to the extent required by applicable laws. No awards may be granted under our 2021 Stock Plan after it is terminated.

2023 Omnibus Incentive Plan

Our board of directors is expected to approve and adopt the 2023 Omnibus Incentive Plan prior to the effective date of the registration statement. Under the 2023 Omnibus Incentive Plan, we will be authorized to grant equity and cash incentive awards to eligible service providers.

The purpose of the 2023 Omnibus Incentive Plan is to enhance our ability to attract, retain and motivate persons who make (or are expected to make) important contributions to us by providing these individuals with equity ownership opportunities. We believe that the 2023 Omnibus Incentive Plan is essential to our success. Equity awards are intended to motivate high levels of performance and align the interests of our directors, employees and consultants with those of our stockholders by giving directors, employees and consultants an equity stake in us and providing a means of recognizing their contributions to our success. Our board of directors and management believe that equity awards are necessary to remain competitive in our industry and are essential to recruiting and retaining the highly qualified employees who help us meet our goals.

If approved by our board of directors, the 2023 Omnibus Incentive Plan will become effective upon the later to occur of (i) its adoption by our board of directors or (ii) the business day immediately prior to the effective date of the registration statement. The 2023 Omnibus Incentive Plan will be subject to approval by our stockholders within twelve months of effectiveness.

Description of the Material Features of the 2023 Omnibus Incentive Plan

The following is a summary of the material features of the 2023 Omnibus Incentive Plan. This summary is qualified in its entirety by reference to the complete text of the 2023 Omnibus Incentive Plan, which is filed as an exhibit to this registration statement.

Purpose

The purpose of the 2023 Omnibus Incentive Plan is to provide a means through which to attract, retain and motivate key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Persons Eligible to Participate

Awards under the 2023 Omnibus Incentive Plan may be granted to any (i) individual employed by us or our subsidiaries, (ii) director or officer of us or our subsidiaries or (iii) consultant or advisor to us or our subsidiaries who may be offered securities registrable pursuant to a Registration Statement on Form S-8 under the Securities Act. The compensation and human capital committee of our board of directors (the “Compensation Committee”) may grant awards to any individual eligible to participate in the 2023 Omnibus Incentive Plan. Incentive stock options may only be granted to our employees or the employees of our subsidiaries. As of the date of this prospectus, all Shimmick employees and approximately 3 non-employee directors would be eligible to participate in the 2023 Omnibus Incentive Plan following the consummation of this offering, including all of our executive officers. In addition, certain consultants and other service providers may, in the future, become eligible to participate in the 2023 Omnibus Incentive Plan, though, as of the date of this prospectus, no grants to any consultants or other service providers are expected.

Authorized Shares

The 2023 Omnibus Incentive Plan will reserve a number of our common shares for grant thereunder equal to (i) ten percent (10%) of our common stock outstanding as of immediately following consummation of this offering (including, for the avoidance of doubt, the common shares reserved for issuance pursuant to this sentence) plus (ii) any reserved and authorized shares for awards under the 2021 Stock Plan that were not granted as of this offering. The maximum aggregate number of common shares that may be issued under the 2023 Omnibus Incentive Plan will automatically increase annually on the first day of each fiscal year beginning with the 2023 fiscal year in an amount equal to five percent (5%) of the common stock outstanding on the last day of the immediately preceding fiscal year or such lesser amount as determined by the Administrator.

If an award expires or is terminated, surrendered or cancelled or otherwise becomes unexercisable without having been exercised in full, is forfeited in whole or in part (including as the result of shares subject to the award being repurchased by us at or below the original issuance price pursuant to a contractual repurchase right, or is forfeited or repurchased due to failure to vest, then the unpurchased shares (or the forfeited, unused or repurchased shares) will become available for future grant or sale under the 2023 Omnibus Incentive Plan. With respect to stock appreciation rights, the number of shares counted against the shares available for issuance under the 2023 Omnibus Incentive Plan will be the full number of shares subject to the stock appreciation right multiplied by the percentage of the stock appreciation right actually exercised, regardless of the number of shares actually used to settle such stock appreciation right upon exercise. Shares that have actually been issued under the 2023 Omnibus Incentive Plan under any award will not be returned to the 2023 Omnibus Incentive Plan. Shares used to pay the exercise price of any award or to satisfy tax withholding obligations by a participant will become available for future grant or sale under the 2023 Omnibus Incentive Plan. The number of shares available for issuance under the 2023 Omnibus Incentive will not be reduced if an award is settled or paid out in cash rather than shares.

Plan Administration

Our 2023 Omnibus Incentive Plan will be administered by the Compensation Committee, another committee designated by our board of directors, or our board of directors. We expect our Compensation Committee to administer our 2023 Omnibus Incentive Plan. Subject to the provisions of our 2023 Omnibus Incentive Plan and applicable law, the administrator (or its delegate) will have the authority to administer our 2023 Omnibus Incentive Plan and make all determinations deemed necessary or advisable for administering the 2023 Omnibus Incentive Plan, such as the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2023 Omnibus Incentive Plan, determine the terms and conditions of awards (such as the exercise price, the time or times at which the awards may be exercised, any vesting or forfeiture restrictions, any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2023 Omnibus Incentive Plan and awards granted under it, prescribe, amend, and rescind rules relating to our 2023 Omnibus Incentive Plan, including creating sub-plans, modify or amend each award, including the discretionary authority to extend the post-termination exercisability period of awards, allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award and determine the timing and characterization or reason for a participant’s termination of employment or service with us. The administrator’s decisions, determinations, and interpretations will be final and binding on all participants.

Stock Options

We are able to grant stock options under our 2023 Omnibus Incentive Plan. The per share exercise price of options granted under our 2023 Omnibus Incentive Plan must be at least equal to the fair market value of a share of our common stock on the date of grant. The term of an option does not exceed 10 years, except that with respect to any incentive stock option granted to any participant who owns more than 10% of the voting power of all classes of stock of ours or any parent or subsidiary corporations, the term must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of a share of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law or any combination thereof. After the termination of service of a participant, he or she will be able to exercise his or her option (to the extent it has vested as of the date of the termination of service) for the period of time stated in his or her award agreement. If termination is due to death or disability, the option will remain exercisable for 12 months in the absence of a specified time in an award agreement. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. An option may not be exercised later than the expiration of its term. Subject to the provisions of our 2023 Omnibus Incentive Plan, the administrator determines the other terms of options.

Stock Appreciation Rights

We are able to grant appreciation rights under our 2023 Omnibus Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights will not have a term exceeding 10 years. After the termination of service of a participant, he or she will be able to exercise his or her stock appreciation right for the period of time stated in his or her award agreement. Subject to the provisions of our 2023 Omnibus Incentive Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock

We are able to grant restricted stock under our 2023 Omnibus Incentive Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2023 Omnibus Incentive Plan, will determine the terms and conditions of such awards. The administrator will be able to impose whatever conditions to vesting it determines to be appropriate (for example, the administrator will be able to set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator will have the discretion to accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise; provided, however, that if dividends are paid in shares, such dividends will be subject to the same vesting schedule as the restricted stock awards. Shares of restricted stock that do not vest will be subject to our right of repurchase or forfeiture.

RSUs

We are able to grant restricted stock units (“RSUs”) under our 2023 Omnibus Incentive Plan. Each RSU is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2023 Omnibus Incentive Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator will be able to set vesting criteria based upon continued employment or service, the achievement of company-wide, divisional, business unit, or individual goals, or any other basis determined by the administrator in its discretion. The administrator will have the discretion to pay earned restricted stock units in the form of cash, in shares or in some combination thereof. The administrator will also have the discretion to accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares

We are able to grant performance units and performance shares under our 2023 Omnibus Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria (including continued employment or service) in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The administrator will be able to set performance objectives based on the achievement of company-wide, divisional, business unit, or individual goals, or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator will have the discretion to reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units will have an initial dollar value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. The administrator will have the discretion to pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Other Share-Based Awards

We are able to grant other share-based awards under our 2023 Omnibus Incentive Plan. Subject to the provisions our 2023 Omnibus Incentive Plan, the administrator will determine the terms and conditions of such awards.

Outside Directors

Our 2023 Omnibus Incentive Plan provides that all outside (non-employee) directors are eligible to receive all types of awards (except for incentive stock options) under our 2023 Omnibus Incentive Plan. Prior to the completion of this offering, we intend to implement a formal policy pursuant to which our outside directors will be eligible to receive equity awards under our 2023 Omnibus Incentive Plan. See “— Director Compensation.” Our 2023 Omnibus Incentive Plan will include a maximum annual limit of cash compensation and equity awards that may be paid, issued, or granted to an outside director in any fiscal year of $750,000. For purposes of this limitation, the value of equity awards is based on the grant date fair value (determined in accordance with GAAP). Any cash compensation paid or equity awards granted to a person for his or her services as an employee, or for his or her services as a consultant (other than as an outside director), will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our outside directors.

Non-Transferability of Awards

Unless the administrator provides otherwise, our 2023 Omnibus Incentive Plan generally does not allow for the transfer of awards (other than by will, by the laws of descent or distribution or to a trust or estate planning vehicle that is approved by the administrator) and only the recipient of an award is able to exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments

In the event of certain changes in our capitalization or applicable laws, regulations, or accounting principles, to prevent diminution or enlargement of the benefits or potential benefits available under our 2023 Omnibus Incentive Plan, the administrator will, subject to compliance with Section 409A of the Code (as defined herein) and other applicable law, adjust the number and class of shares that may be delivered under our 2023 Omnibus Incentive Plan and/or the number, class and price of shares covered by each outstanding award, the terms and conditions of any outstanding award and the numerical share limits set forth in our 2023 Omnibus Incentive Plan.

Dissolution or Liquidation

In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control

Our 2023 Omnibus Incentive Plan provides that in the event of a merger or change in control, as defined under our 2023 Omnibus Incentive Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator is not required to treat all awards, all awards held by a participant, all awards of the same type, or all participants, similarly.

In the event that a successor corporation does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels (unless specifically provided otherwise under the applicable award agreement, policy, or other written agreement with the participant) and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. If an option or stock appreciation right is not assumed or substituted, the administrator will notify the participant that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

In addition, in the event of a change in control, each outside director’s options and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock and restricted stock units will lapse and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels and all other terms and conditions met (unless specifically provided otherwise under the applicable award agreement, policy, or other written agreement with the outside director).

Forfeiture and Clawback

All awards granted under our 2023 Omnibus Incentive Plan will be subject to recoupment under any clawback policy that we have in place from time to time, including any policy that we are required to adopt pursuant to the listing standards of Nasdaq or under applicable law. In addition, the administrator will be able to provide in an award agreement that the recipient’s rights, payments, and benefits with respect to such award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events. In the event of any accounting restatement, the recipient of an award will be required to repay a portion of the proceeds received in connection with the settlement of an award earned or accrued under certain circumstances.

Amendment, Suspension, or Termination

Our board of directors will have the authority to amend, suspend or terminate our 2023 Omnibus Incentive Plan provided such action does not impair the existing rights of any participant. Our 2023 Omnibus Incentive Plan will automatically terminate in 2031, unless we terminate it sooner.

Director Compensation

Our policy is to reimburse directors for reasonable and necessary out-of-pocket expenses incurred in connection with attending board and committee meetings or performing other services in their capacities as directors.

Our Board expects to review director compensation periodically to ensure that director compensation remains competitive such that we are able to recruit and retain qualified directors.

Upon completion of this offering, we expect to grant each of our non-employee directors an IPO equity grant of restricted stock units under the 2023 Omnibus Incentive Plan in the amount of $150,000. The IPO equity grant of restricted stock units will be fully vested on the date of grant. Going forward following the completion of this offering, we expect to pay our non-employee directors (i) an annual cash retainer fee of $90,000, payable in equal quarterly installments and (ii) an annual equity retainer of restricted stock units in the amount of $150,000. The restricted stock units will be granted on the business day following our annual meeting on stockholders and will vest on the date of the following year’s annual meeting of stockholders, subject to the directors continued service on our board of directors to the vesting date. In addition, the chair of the Audit Committee will receive an additional $10,000 cash retainer and the chair of each of the Compensation Committee and the Nominating and Corporate Governance Committee will receive an additional $5,000 annual cash retainer, each of which will be payable in equal quarterly installments.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of October 23, 2023 with respect to the ownership of our common stock of: (i) each of our directors and director nominees; (ii) each named executive officer; (iii) each person who is known by us to the beneficial owner of more than 5% of the outstanding shares of common stock; and (iv) all directors, director nominees and current executive officers as a group.

Shares of common stock that a person has the right to acquire or will have the right to acquire within 60 days of October 23, 2023 are considered beneficially owned by such person. Such shares are deemed outstanding for calculating the percentage of outstanding shares of the person holding such right, but are not deemed outstanding for calculating the percentage of any other person. To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, the persons named in the table have sole investment and voting power with respect to the shares of common stock indicated.

On January 2, 2021, the company issued 100 shares of common stock, par value $0.01 per share, to the sole stockholder, GOHO, LLC. On April 12, 2021, the Company declared a stock dividend increasing the GOHO, LLC total to 8,000,000 shares of common stock, par value $0.01 per share. Such issuances were exempt from registration under 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder. The data in the table below gives effect to the 2.7386-for-1 stock split of our common stock, which was effected on October 23, 2023.

	Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After This Offering Assuming No Exercise of the Over- Allotment Option		Shares Beneficially Owned After This Offering Assuming Full Exercise of the Over- Allotment Option
Name and Address of Owner (1)	Number	Percent	Number	Percent	Number	Percent
5% Stockholders:
GOHO, LLC	21,908,800	99.5%	21,908,800	82.8%	21,908,800	80.7%
Directors, Director Nominees and Named Executive Officers:
Mitchell B. Goldsteen	21,908,800	99.5%	21,908,800	82.8%	21,908,800	80.7%
Steven E. Richards	530,604	2.4%	530,604	2.0%	530,604	2.0%
Gregory J. Dukellis	99,487	*	99,487	*	99,487	*
Devin J. Nordhagen	769,375	3.5%	769,375	2.9%	769,375	2.8%
Carolyn L. Trabuco	—	*	—	*	—	*
Geoffrey E. Heekin	—	*	—	*	—	*
J. Brendan Herron	—	*	—	*	—	*
All current executive officers and directors as a group (7 persons)	21,908,800	99.5%	21,908,800	82.8%	21,908,800	80.7%

*	Less than 1%
(1)	Mr. Goldsteen controls the shares held by GOHO, LLC. The address for GOHO, LLC is 530 Technology Drive, Suite 300, Irvine, CA 92618.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Related Person Transaction Policy

Our board of directors, upon the recommendation of our audit committee, will adopt a written policy with respect to related party transactions upon consummation of this offering.

Pursuant to our related person transaction policy, any related person transaction (as defined below) must be pre-approved by a majority of the independent directors on our board of directors and by our audit committee. In determining whether to pre-approve a transaction with related persons (as defined below), our independent directors and our audit committee may consider, among other things: (i) whether the terms of the transaction are fair to us and would apply on the same basis if the other party to the transaction did not involve a related person; (ii) whether there are compelling business reasons for us to enter into the transaction; (iii) whether the transaction would impair the independence of an otherwise independent director; and (iv) whether the transaction presents an improper conflict of interest, taking into account the size of the transaction, the overall financial condition of the related person, the direct or indirect nature of his or her interest in the transaction and the ongoing nature of any proposed relationship and any other factors our board of directors and our audit committee deem relevant.

Under our related person transaction policy, a “related person transaction” is any transaction, arrangement or relationship between us or any of our subsidiaries and a related person that involves or is expected to involve an amount that exceeds the lesser of $120,000 or 1% of the average of our total assets as of the year-end for the last two completed fiscal years. A “related person” is any of our executive officers, directors or director nominees, any stockholder beneficially owning in excess of 5% of our stock or securities exchangeable for our stock, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is an executive officer, a partner or principal or in a similar position or in which such person has a 5% or greater beneficial interest in such entity.

Transactions with Related Persons

Since the AECOM Sale Transactions, there have been no related party transactions in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets as of the year-end for the last two completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Indemnification of Directors and Officers

We expect to enter into indemnification agreements with each of our directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new director or executive officer. The indemnification agreements, together with our amended and restated bylaws, will provide that we will jointly and severally indemnify each indemnitee to the fullest extent permitted by the DGCL from and against all loss and liability suffered and expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred by or on behalf of the indemnitee in connection with any threatened, pending, or completed action, suit or proceeding. Additionally, we will agree to advance to the indemnitee all out-of-pocket costs of any type or nature whatsoever incurred in connection therewith. See “Description of Capital Stock—Limitation on Liability and Indemnification of Directors and Officers.”

DESCRIPTION OF CAPITAL STOCK

The following describes our common stock, preferred stock and certain terms of our amended and restated certificate of incorporation and amended and restated bylaws as proposed to be in effect upon consummation of the offering. This description is a summary only and is subject to the complete text of our amended and restated certificate of incorporation and bylaws, which we will file as exhibits to the registration statement of which this prospectus is a part.

General

Upon completion of this offering, our amended and restated certificate of incorporation will authorize capital stock consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. Immediately prior to this offering, there has been no public market for our common stock. Upon completion of this offering, there will be 26,468,877 shares of common stock outstanding (or 27,151,377 shares if the underwriters exercise their over-allotment option in full) and no shares of preferred stock outstanding. The number of shares of common stock outstanding excludes shares issuable in connection with bonuses earned in 2020 upon achievement of certain vesting conditions and 3,841,274 shares reserved for issuance pursuant to the 2021 Stock Plan and the 2023 Omnibus Incentive Plan. Although we have applied for listing of our common stock on Nasdaq, a market for our common stock may not develop, and if one develops, it may not be sustained.

As of October 23, 2023, we had approximately 4 holders of record of our common stock.

Common Stock

Each share of common stock will entitle the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. There will be no cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors will be able to elect all of the directors standing for election.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of the common stock will share equally on a per share basis any dividends when, as and if declared by the board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our common stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock. Our common stock will not carry any preemptive or other subscription rights to purchase shares of our stock and are not convertible, redeemable or assessable.

Preferred Stock

Our board of directors will have the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including, among others:

•	dividend rates,

•	whether dividends will be cumulative or non-cumulative,

•	redemption rights,

•	liquidation rights,

•	sinking fund provisions,

•	conversion or exchange rights, and

•	voting rights.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

Anti-takeover Provisions of Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws will include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our company, including the following:

Authorized Capital. The issuance of shares of capital stock, or the issuance of rights to purchase shares of capital stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board of directors determined that a takeover proposal was not in the best interest of our stockholders, the board could authorize the issuance of preferred stock or common stock without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

•	diluting the voting or other rights of the proposed acquirer or insurgent stockholder group,

•	creating a substantial voting bloc in institutional or other hands that might undertake to support the position of the incumbent board, or

•	effecting an acquisition that might complicate or preclude the takeover.

In this regard, our amended and restated certificate of incorporation will grant our board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our board could establish one or more series of preferred stock that entitle holders to:

•	vote separately as a class on any proposed merger or consolidation,

•	cast a proportionately larger vote together with our common stock on any transaction or for all purposes,

•	elect directors having terms of office or voting rights greater than those of other directors,

•	convert preferred stock into a greater number of shares of our common stock or other securities,

•	demand redemption at a specified price under prescribed circumstances related to a change of control of our company, or

•	exercise other rights designed to impede a takeover.

Alternatively, a change of control transaction deemed by the board to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

Action by Written Consent. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that holders of our common stock are not able to act by written consent without a meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our amended and restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

Amendment of Certificate of Incorporation and Amended and Restated Bylaws. Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws as proposed to be in effect upon consummation of the offering that have antitakeover effects may be amended only by the affirmative vote of holders of at least two-thirds of the voting power of our outstanding shares of voting stock, voting together as a single class. This will have the effect of making it more difficult to amend our certificate of incorporation or bylaws to remove or modify these provisions. The affirmative vote of holders of a majority of the voting power of our outstanding shares of stock will generally be able to amend other provisions of our amended and restated certificate of incorporation and the holders of a majority of the voting power present and entitled to vote will generally be able to amend other provisions of our amended and restated bylaws.

These provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire of control of us by means of a tender offer, merger, proxy contest or otherwise. Accordingly, these provisions could have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Exclusive Forum

Our amended and restated charter documents will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have subject matter jurisdiction another state or the federal court (as appropriate) located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on our behalf, (2) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of ours to us or our stockholders, (3) action asserting a claim against us or any current or former director or officer of ours arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) action asserting a claim governed by the internal affairs doctrine of the State of Delaware.

Our amended and restated certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including any claims under the Securities Act and the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and accordingly, we cannot be certain that a court would enforce such provision. It is possible that a court could find our forum selection provisions to be inapplicable or unenforceable and, accordingly, we could be required to litigate claims in multiple jurisdictions, incur additional costs or otherwise not receive the benefits that we expect our forum selection provisions to provide.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated charter documents. Our exclusive forum provision shall not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

Limitation of Liability and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. This provision will not limit or eliminate the liability of any officer in any action by or in the right of the Company, including any derivative claims. Further, the exculpation will not apply to any director or officer if the director or officer has breached the duty of loyalty to the corporation and its stockholders, acted in bad faith, knowingly or intentionally violated the law, or derived an improper benefit from his or her actions as a director or officer. In addition, exculpation will not apply to any director in connection with the authorization of illegal dividends, redemptions or stock repurchases.

Our amended and restated bylaws will provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We also intend to enter into indemnification agreements with our directors, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these indemnification and advancement provisions, and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Listing of Common Stock

We have applied to list our common stock on Nasdaq under the symbol “SHIM.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the date of this prospectus, there has been no public market for our common stock and we cannot assure you that a significant market for our common stock will develop or be sustained after this offering. The sales of a substantial amount of common stock in the public market in the future, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 26,468,877 shares of common stock outstanding. Of these shares of common stock, the 4,550,000 shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining 21,918,877 shares of common stock held by our existing stockholders and 4,340,270 shares issuable upon exercise of outstanding options will be “restricted securities,” as that term is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock will be available for sale in the public market only after the expiration of the lock-up agreements described in “Underwriting,” and then only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as described below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the current public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1.0% of the then outstanding shares of our common stock, or

•	the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed on Form 144.

Such sales by affiliates under Rule 144 are also subject to restrictions relating to the manner of sale, notice requirements and the availability of current public information about us, and to the holding period requirements set forth above if the shares are restricted securities.

Rule 701

Rule 701 of the Securities Act, as currently in effect, permits each of our employees, officers, directors, and consultants, to the extent such persons are not “affiliates” as that term is defined in Rule 144, who purchased or received our shares pursuant to a written compensatory plan or contract, to resell such shares 90 days after the effective date of this prospectus in reliance upon Rule 144, but without compliance with the specific requirements regarding the availability of public information or holding periods thereunder. Rule 701 provides that affiliates who purchased or received shares pursuant to a written compensatory plan or contract are eligible to resell their Rule 701 shares under Rule 144 without complying with the holding period requirement of Rule 144.

Lock-Up Agreements

Our controlling stockholder, executive officers and director nominees have agreed to a 180-day “lock-up” from the date of this prospectus relating to shares of our common stock that they beneficially own, including the issuance of common stock upon the exercise of currently outstanding options and options that may be issued. See “Underwriting — Lock-Up Agreements.”

Equity Incentive Plans

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock reserved under the 2021 Stock Plan and the 2023 Omnibus Incentive Plan. We expect to file this registration statement as soon as practicable after our initial public offering. Once registered, all of the shares of our common stock issued under the plans may be sold without restriction, subject to applicable lock-up agreements, or further registration under the Securities Act, unless the recipients of the shares are “affiliates” as that term is defined in Rule 144 under the Securities Act.

UNDERWRITING

We have entered into an underwriting agreement with Roth Capital Partners, LLC, as representative of the underwriters named below, with respect to the shares subject to this offering. Subject to the terms and conditions in the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has, severally and not jointly, agreed to purchase from us on a firm commitment basis, the respective number of shares of our common stock set forth opposite its name in the table below:

Underwriters	Number of Shares
Roth Capital Partners, LLC
Craig-Hallum Capital Group, LLC
Total	4,550,000

The underwriting agreement provides that the obligation of the underwriters to purchase all of the shares being offered to the public is subject to approval of legal matters by counsel and the satisfaction of other conditions. These conditions include, among others, the continued accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus. The underwriters are obligated to purchase all of our shares in this offering, other than those covered by the over-allotment option described below, if they purchase any of our shares.

The representative of the underwriters has advised us that the underwriters propose to offer the common stock directly to the public at the public offering prices listed on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $     per share for the common stock. After the completion of this offering, the underwriters may change the offering price and other selling terms.

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters or other indemnified parties may be required to make in respect of any such liabilities.

We have applied to have our common stock listed on Nasdaq under the symbol “SHIM”.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. In determining the initial public offering price, we and the representative of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representative,

•	our prospects and the history and prospects for the industry in which we compete,

•	an assessment of our management,

•	our prospects for future earnings,

•	the general condition of the securities markets at the time of this offering,

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies, and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for the shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 682,500 additional shares from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, each underwriter will be obligated to purchase its proportionate number of shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discounts and commissions.

Commissions and Expenses

The following table provides information regarding the amount of the underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any.

Total
	Per Share	Without Over- Allotment	With Over-Allotment
Underwriting discounts and commissions paid by us
Proceeds, before expenses, to us

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $4.8 million, which includes Company legal, accounting and printing costs and various other fees associated with registration and listing of our common stock. We have agreed to reimburse the representative for its out-of-pocket expenses actually incurred in the offering, including fees and disbursements of legal counsel to the representative, in an aggregate amount not to exceed $450,000. If the offering is not consummated within a specified period agreed to by and between the representative and us and any person introduced to us by the representative during its engagement purchases securities from us within twelve months thereafter, we will pay the representative a termination fee equal to 7% of the price paid by the purchaser of such securities, subject to FINRA Rule 5110(g)(5).

Right of First Refusal

We have granted the representative a right of first refusal, for a period of twelve (12) months from the closing of this offering, to act as underwriter or placement agent at the representative’s discretion, for each and every future public and private equity, equity-linked or debt securities offering. Any such engagement would be pursuant to a separate agreement that provides for customary fees and other terms and conditions agreed upon between the Company and the representative. Such right of first refusal shall not survive if the underwriting agreement is terminated for cause by the Company in accordance with FINRA Rule 5110(g)(5(B).

Lock-Up Agreements

Our controlling stockholder, executive officers and director nominees have agreed to a 180-day “lock-up” from the date of this prospectus relating to shares of our common stock that they beneficially own, including the issue of common stock upon exercise of outstanding issued options and options that may be issued. This means that, for a period of 180 days following the date of this prospectus, these persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative, subject to certain exceptions.

The representative may, in its sole discretion and at any time or from time to time, release all or any portion of the common stock or other securities subject to the lock-up agreement. Any determination to release any common stock would be based upon a number of factors at the time of determination, which may include the market price of the common stock, the liquidity of the trading market of the common stock, general market conditions, the number of shares of common stock or other securities proposed to be sold or otherwise transferred and the timing, purposes and terms of the proposed sale or other transfer. The representative does not have any present intention, agreement or understanding, implicit or explicit, to release any of the shares of common stock or other securities subject to the lock-up agreements prior to the expiration of the lock-up period described above.

In addition, the underwriting agreement provides that, subject to certain exceptions, we will not, for a period of 180 days following the date of this prospectus, offer, sell or distribute any of our securities, without the prior written consent of the underwriters.

Stabilization

Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M:

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our common stock in the open market.

•

Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the securities originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our common stock. These transactions may occur on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Electronic Prospectus

This prospectus may be made available in electronic format on internet sites or through other online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus in electronic format, any information on the underwriters’ or their affiliates’ websites and any information contained in any other website maintained by the underwriters or any affiliate of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

•

to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining our prior consent or any underwriter for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•

to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•

made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

New Zealand

The shares of common stock offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:

•	to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money;

•	to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public;

•

to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

•

in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or reenactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. We may not render services relating to the securities within the United Arab Emirates, including the receipt of applications and/or the allotment or redemption of such shares.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	a citizen of or resident alien in the United States,

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

An individual non-U.S. citizen may, in some cases, be deemed to be a resident alien in the United States (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the Code, the Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, or subject to differing interpretations, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not significantly alter the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to the tax consequences described in the following summary, and there can be no assurance that the IRS or a court will agree with the consequences described below.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their particular circumstances, and does not deal with other federal taxes, including U.S. federal gift and estate taxes, except to the limited extent set forth below. This summary also does not address any non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	U.S. expatriates and former citizens or long-term residents of the United States,

•	persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment,

•	controlled foreign corporations,

•	passive foreign investment companies,

•	banks and other financial institutions,

•	insurance companies,

•	brokers or dealers in securities or commodities,

•	traders in securities who elect to mark their investments to market,

•	tax-exempt organizations,

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation,

•	tax-qualified retirement plans, and

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein).

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

As described in “Dividends and Dividend Policy” above, we do not currently anticipate paying cash dividends. If we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

However, dividends that are effectively connected with the conduct of a trade or business by you within the United States or, if required by an applicable income tax treaty, are attributable to a United States permanent establishment that you maintain, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate ordinary income tax rates. Certain certification and disclosure requirements, including delivery to the withholding agent of a properly executed IRS Form W-8ECI (or other applicable form), must be satisfied for effectively connected income to be exempt from withholding. Any such dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business within the United States may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below in “Gain on Disposition of Common Stock.” Your adjusted tax basis is generally equal to your purchase price for such shares, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury Regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•

the gain is effectively connected with a trade or business you conduct in the United States, or, if required by an applicable income tax treaty, is attributable to a United States permanent establishment that you maintain,

•	you are an individual and you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met, or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes, and certain other conditions are met.

If you are an individual described in the first bullet point above, you generally will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates or such lower rate as specified by an applicable income tax treaty. If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you generally will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses.

Generally, we will be a “U.S. real property holding corporation” if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury Regulations. We believe that we have not been and are not a “U.S. real property holding corporation” for U.S. federal income tax purposes. Although we do not anticipate it based on our current business plans and operations, we may become, and there can be no assurance that we will not become, a “U.S. real property holding corporation” in the future. If we have been or were to become a “U.S. real property holding corporation,” you might be subject to U.S. federal income tax with respect to gain realized on the disposition of our common stock. However, such gain would not be subject to U.S. federal income or withholding tax if (1) our common stock is regularly traded on an established securities market and (2) you did not own, actually or constructively, at any time during the five-year period preceding the disposition, more than 5% of the value of our common stock. There can be no assurance that our common stock will qualify as regularly traded on an established securities market.

Estate Tax

The estate of a nonresident alien individual generally is subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the U.S. taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Non-U.S. holders should consult their own tax advisors regarding any potential estate tax implications of owning our common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of any dividends paid to you and the amount of income taxes, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax (currently at a rate of 24%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN or W-8BEN-E) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are set forth below.

•

If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN or W-8BEN-E) that you are not a U.S. person or you otherwise establish an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, or a U.S.-related person, information reporting and backup withholding tax generally will not apply.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN or W-8BEN-E) that you are not a U.S. person.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

FATCA Withholding

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends on our common stock to “foreign financial institutions” and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by United States persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. 30% withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source dividends beginning on January 1, 2019. However, proposed Treasury Regulations, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. There can be no assurance that final Treasury Regulations will provide the same exceptions from FATCA withholding as the proposed Treasury

Regulations. Prospective investors should consult their tax advisors regarding the potential application of FATCA to their investment in our common stock.

THE SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by King & Spalding LLP, Atlanta, Georgia. Nelson Mullins Riley & Scarborough LLP, Washington, DC, will pass upon certain legal matters for the underwriters.

EXPERTS

The financial statements of SCCI National Holdings, Inc. as of December 30, 2022 and December 31, 2021, and for the fiscal years then ended, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. In this prospectus we refer to that registration statement, together with all amendments, exhibits and schedules to that registration statement, as “the registration statement.”

As is permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits some information, exhibits, schedules and undertakings set forth in the registration statement. For further information with respect to us, and the securities offered by this prospectus, please refer to the registration statement.

Following the declaration of effectiveness of the registration statement on Form S-1, of which this prospectus forms a part, we will be required to file current, quarterly and annual reports, proxy statements and other information without charge with the SEC. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Owner of SCCI National Holdings, Inc. and Subsidiaries:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SCCI National Holdings, Inc. and Subsidiaries (the “Company”) as of December 30, 2022 and December 31, 2021, and the related consolidated statements of operations, stockholder’s equity, and of cash flows for each of the two fiscal years in the period ended December 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2022 and December 31, 2021, and the results of its operations and its cash flows for each of the two fiscal years in the period ended December 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado

July 14, 2023 (August 9, 2023 as to earnings per share information and Notes 1, 7 and 10 and October 23, 2023, as to the effects of the stock split described in Notes 1 and 14)

We have served as the Company’s auditor since 2022.

SCCI National Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

As of December 30, 2022 and December 31, 2021

(In thousands, except share data)

	December 30, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$77,762	$73,176
Restricted cash	4,323	8,727
Accounts receivable, net	56,430	98,004
Accounts receivable from former parent	—	32,000
Costs and estimated earnings in excess of billings on uncompleted contracts	80,901	18,513
Due from unconsolidated joint ventures	313	7,392
Prepaids and other current assets	13,747	17,351

TOTAL CURRENT ASSETS	233,476	255,163
Property, plant and equipment, net	55,208	62,209
Intangible assets, net	12,044	14,677
Costs and estimated earnings in excess of billings on uncompleted contracts, non-current	35,219	59,860
Retainage receivable	48,805	39,817
Lease right-of-use assets	22,690	22,224
Investment in unconsolidated joint ventures	17,363	17,685
Deferred tax assets	18,851	19,304
Other assets	3,143	1,057

TOTAL ASSETS	$446,799	$491,996

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES
Accounts payable	$67,541	$57,105
Billings on uncompleted contracts in excess of costs and estimated earnings	55,117	117,169
Forward loss reserve	108,608	140,721
Accrued salaries, wages and benefits	36,248	32,099
Construction accruals	60,758	29,287
Other current liabilities	12,672	12,281

TOTAL CURRENT LIABILITIES	340,944	388,662
Lease liabilities, non-current	14,442	11,904
Billings on uncompleted contracts in excess of costs and estimated earnings, non-current	1,846	14,069
Contingent consideration	15,662	6,200
Deferred tax liabilities	18,851	19,304
Other liabilities	3,459	4,836

TOTAL LIABILITIES	395,204	444,975
Commitments and Contingencies (Note 13)
STOCKHOLDER’S EQUITY
Common stock — authorized, 27,386,000 shares of $0.01 par value as of December 30, 2022 and December 31, 2021; issued and outstanding 21,908,800 shares as of December 30, 2022 and December 31, 2021	219	219
Additional paid-in-capital	3,341	1,046
Retained earnings	49,083	45,323
Non-controlling interests	(1,048)	433

TOTAL STOCKHOLDER’S EQUITY	51,595	47,021

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$446,799	$491,996

SCCI National Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations

For the fiscal years ended December 30, 2022 and December 31, 2021

(In thousands, except per share data)

	Fiscal Year Ended
	December 30, 2022	December 31, 2021
Revenue	$664,158	$572,666
Cost of revenue	640,643	705,470

Gross margin	23,515	(132,804)

Selling, general and administrative expenses	60,442	77,519
Amortization of intangibles	2,632	2,632

Total operating expenses	63,074	80,151

Equity in earnings of unconsolidated joint ventures	52,471	1,067

Income (loss) from operations	12,912	(211,888)

Bargain purchase gain	—	233,147
Other (expense) income	(8,731)	453

Net income before income taxes	4,181	21,712

Income tax (expense) benefit	(1,274)	24,122

Net income	2,907	45,834

Net (loss) income attributable to non-controlling interests	(853)	431

Net income attributable to SCCI National Holdings, Inc. and Subsidiaries	$3,760	$45,403

Net income attributable to SCCI National Holdings, Inc. and Subsidiaries per common share
Basic	$0.17	$2.07

Diluted	$0.17	$2.07

See accompanying notes to the consolidated financial statements.

SCCI National Holdings, Inc and Subsidiaries

Consolidated Statements of Stockholder’s Equity

For the fiscal years ended December 30, 2022 and December 31, 2021

(In thousands, except share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Non-controlling	Total Stockholder’s Equity
	Shares	Amount
Beginning balance as of January 2, 2021	274	$—	$—	$—	$2	$2

Net income	—	—	—	45,403	431	45,834
Stock-based compensation	—	—	1,185	—	—	1,185
Issuance of stock dividend to initial stockholder	21,908,526	219	(139)	(80)	—	—

Balance at December 31, 2021	21,908,800	$219	$1,046	$45,323	$433	$47,021

Net income (loss)	—	—	—	3,760	(853)	2,907
Stock-based compensation	—	—	2,295	—	—	2,295
Distributions to non-controlling interests	—	—	—	—	(628)	(628)

Balance at December 30, 2022	21,908,800	$219	$3,341	$49,083	$(1,048)	$51,595

See accompanying notes to consolidated financial statements.

SCCI National Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the fiscal years ended December 30, 2022 and December 31, 2021

(In thousands)

	Fiscal Year Ended
	December 30, 2022	December 31, 2021
Operating Activities
Net income	$2,907	$45,834
Adjustments to reconcile net income to net cash used in operating activities:
Stock-based compensation	2,295	1,185
Depreciation and amortization	15,979	14,929
Equity in earnings of unconsolidated joint ventures	(52,471)	(1,067)
Return on investment in unconsolidated joint ventures	59,651	26,104
Bargain purchase gain	—	(233,147)
Changes in fair value of contingent consideration	9,462	(11,600)
Deferred income tax benefit	—	(24,122)
Changes in operating assets and liabilities:
Accounts receivable, net	41,574	(40,799)
Due from unconsolidated joint ventures	7,079	(4,313)
Costs and estimated earnings in excess of billings on uncompleted contracts	(37,748)	37,509
Prepaid and other current assets	3,604	3,376
Retainage receivable	(8,988)	(102)
Other assets	590	826
Accounts payable	10,436	16,551
Billings on uncompleted contracts in excess of costs and estimated earnings	(62,052)	74,276
Forward loss reserve	(32,113)	80,828
Accrued salaries, wages and benefits	4,149	(6,406)
Construction accruals	31,471	(29,176)
Other liabilities	1,091	(4,661)

Net cash used in operating activities	(3,084)	(53,975)

Investing Activities
Cash acquired in business combination	—	160,393
Net working capital settlement in association with business combination	32,000	—
Purchases of property, plant and equipment	(10,443)	(2,935)
Proceeds from sale of property, plant and equipment	1,722	1,700
Unconsolidated joint venture equity contributions	(19,709)	(22,986)
Return of investment in unconsolidated joint ventures	627	—

Net cash provided by investing activities	4,197	136,172

Financing Activities
Payments on finance lease obligation	(303)	(294)
Distributions to non-controlling interests	(628)	—

Net cash used in financing activities	(931)	(294)

Net increase in cash, cash equivalents and restricted cash	182	81,903
Cash, cash equivalents and restricted cash
Beginning of period	81,903	—

End of period	$82,085	$81,903

Supplemental cash flow information
Interest paid	$164	$72

See accompanying notes to the consolidated financial statements.

SCCI National Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1. Business, Basis of Presentation and Significant Accounting Policies

Basis of Presentation

On December 9, 2020, SCCI National Holdings, Inc. and Subsidiaries (“Shimmick” or the “Company”) and AECOM and URS Holdings, Inc., an affiliate of AECOM, entered into a purchase and sale agreement (“Purchase Agreement”) with SCC Group, LLC (“SCC Group”). Under the Purchase Agreement, SCC Group agreed to purchase and acquire 100% of Shimmick stock and certain other assets related to the Shimmick business and subsidiaries that were owned by AECOM and its affiliates. On January 2, 2021, Shimmick became an independent company as a result of the sale by AECOM of its civil construction business, which consisted of the Shimmick operations, to subsidiaries of SCC Group and 100 shares were concurrently issued to the initial stockholder (the amounts of shares do not reflect the 2.7386 stock split of our common stock, which was effected on October 23, 2023).

The accompanying consolidated financial statements present the Company’s historical financial position, results of operations, and cash flows in accordance with accounting principles generally accepted in the United States of America (“GAAP”). A statement of comprehensive income is not presented as the Company’s results of operations do not contain any items classified as comprehensive income. All intercompany accounts and transactions have been eliminated.

Stock Split

On October 23, 2023, the Board of Directors of the Company approved an amendment to the Company’s Certificate of Incorporation in order to effect a stock split of the Company’s Common Stock. Further, the Board of Directors authorized 100,000,000 shares of Common Stock, all of which shall be designated as Common Stock, with a par value of $0.01 par value per share. Upon the effectiveness of the filing of the amendment, each share of common stock, par value $0.01 per share (the “Old Common Stock”), issued and outstanding shall automatically, without further action on the part of the Company or any holder of such Old Common Stock, be reclassified as and become 2.7386 validly issued, fully paid and non-assessable shares of Common Stock. There shall be no fractional shares issued with respect to the reclassification of shares of Old Common Stock. In lieu of fractional shares, the Company shall round up to the nearest whole number of shares of Common Stock to be issued. The Company has retro-actively applied the stock split made effective on October 23, 2023, to share and per share amounts on the consolidated financial statements. Accordingly, any information related to or dependent upon the share amounts in the consolidated financial statements and Note 9, Stock-Based Compensation and Note 10, Earnings Per Share have been updated to reflect the effect of the stock split.

Fiscal Year

The Company’s fiscal years consist of 52 or 53 weeks, ending on the Friday closest to December 31. Fiscal years 2022 and 2021 contained 52 weeks and 52 weeks, respectively, and ended on December 30 and December 31, respectively. Fiscal year 2022 commenced on January 1, 2022 and ended on December 30, 2022. Fiscal year 2021 commenced on January 2, 2021 and ended on December 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from estimates and significant estimates affecting amounts reported in the consolidated financial statements are:

•	project revenues, costs and profits at completion of the Company’s contracts with customers, including recognition of estimated losses on uncompleted contracts;

•	claims against customers and recoveries of costs from subcontractors, vendors and others;

•	provisions for income taxes and related valuation allowances and tax uncertainties;

•	recoverability of equity method investments;

•	accruals for estimated liabilities, including litigation accruals;

•	fair value of assets and liabilities acquired under the Purchase Agreement; and

•	amounts owed to AECOM for contingent consideration.

Revenue Recognition

The Company derives revenue predominantly by providing construction and operations and management services to government and commercial clients throughout the United States. The Company’s construction, operations and management services are usually provided in association with capital projects, which are predominantly fixed-price contracts that are billed based on project milestones. Contracts with clients may contain advance billing terms, milestone billings based on the completion of certain phases of work or services provided to date, and contract retentions. For further discussion regarding the Company’s revenue from contracts with clients by type of contract, see Note 3.

Step 1: Contract Identification

The Company does not recognize revenue unless an identified a contract with a customer is established. A contract with a customer exists when it has approval and commitment from both parties, the rights and obligations of the parties are identified, payment terms are identified, the contract has commercial substance, and collectability is probable. The Company also evaluates whether a contract should be combined with other contracts and accounted for as a single contract. This evaluation requires judgment and could change the timing of the amount of revenue and profit recorded for a given period.

Step 2: Identify Performance Obligations

Next, each performance obligation in the contract is identified. A performance obligation is a promise to provide a distinct good or service or a series of distinct goods or services to the customer. Revenue is recognized separately for each performance obligation in the contract. Many of the Company’s contracts have one clearly identifiable performance obligation. However, many contracts provide the customer an integrated service that includes two or more of services associated with construction, operations and management. For these contracts, the Company does not consider the integrated services to be distinct within the context of the contract when the separate scopes of work combine into a single commercial objective or capability for the customer. Accordingly, the Company generally identifies one performance obligation in each contract. The determination of the number of performance obligations in a contract requires significant judgment and could change the timing of the amount of revenue recorded for a given period.

Step 3: Determine Contract Price

After determining the performance obligations in the contract, the Company determines the contract price. The contract price is the amount of consideration expected to be received from the customer for completing the performance obligation(s). In a fixed-price contract, the contract price is a single lump-sum amount. In reimbursable and time and materials-based contracts, the contract price is determined by the agreed upon rates or reimbursements for time and materials expended in completing the performance obligation(s) in the contract.

In the course of providing its services, the Company routinely subcontracts and collaborates with partners providing services and incurs other direct costs. The Company controls the services provided by subcontractors and accounts for such costs gross as the principal.

Determination of the contract price is dependent upon a number of factors, including the accuracy of a variety of estimates made at the consolidated balance sheet date, such as estimated costs at completion. Additionally, the Company is required to make estimates for the amount of consideration to be received, including bonuses, awards, incentive fees, claims, unapproved change orders, unpriced change orders, penalties, and liquidated damages. Variable consideration is included in the estimate of the transaction price only to the extent that it is probable that a significant reversal would not occur when the contingency is resolved. The Company estimates the amount of revenue to be recognized on variable consideration using the most likely amount method. The Company’s estimates of variable consideration and determination of whether to include such amounts in the contract price are based largely on the Company’s assessment of legal enforceability, anticipated performance, and any other information (historical and forecasted) that is reasonably available to the Company. Management continuously monitors factors that may affect the quality of its estimates, and material changes in estimates are disclosed accordingly.

Step 4: Assign Contract Price to Performance Obligations

After determining the contract price, the Company assigns such price to the performance obligation(s) in the contract. If a contract has multiple performance obligations, the Company assigns the contract price to each performance obligation based on the stand-alone selling prices of the distinct services that comprise each performance obligation.

Step 5: Recognize Revenue as Performance Obligations are Satisfied

The Company records revenue for contracts with customers as the contracts’ performance obligations are satisfied. Under fixed-unit price contracts, the Company performs a number of units of work at an agreed price per unit with the total payment under the contract determined by the actual number of units delivered. Revenue is recognized for fixed-price contracts using the input method measured on a cost-to-cost basis. This method is reasonable in measuring performance towards completion because it measures the value of all goods and services transferred to the customer.

The Company recognizes revenue on performance obligations associated with cost reimbursable contracts based on actual direct costs incurred and the applicable fixed rate or portion of the fixed fee earned as of the consolidated balance sheet date. Under time-and-materials price contracts, the Company negotiates hourly billing rates and charges its customers based on the actual time that it expends on a project. In addition, customers reimburse the Company for materials and other direct incidental expenditures incurred in connection with its performance under the contract. The Company may apply a practical expedient to recognize revenue in the amount in which it has the right to invoice if its right to consideration is equal to the value of performance completed to date.

Costs incurred may include direct labor, direct materials, subcontractor costs and indirect costs, such as salaries and benefits, supplies and tools, equipment costs and insurance costs. Indirect costs are charged to projects based upon direct costs and overhead allocation rates per dollar of direct costs incurred or direct labor hours worked.

The Company has numerous contracts that are in various stages of completion which require estimates to determine the forecasted costs at completion. Due to the nature of the work left to be performed on many of the Company’s contracts, the estimation of total cost at completion for fixed-price contracts is complex, subject to many variables and requires significant judgment. Estimates of total cost at completion are made each period and changes in these estimates are accounted for prospectively as cumulative adjustments to revenue recognized in the current period. If estimates of costs to complete fixed-price contracts indicate a loss, a provision is made through a contract write-down for the total loss anticipated.

Change Orders

Contracts are often modified to account for changes in contract specifications and requirements. Most of the Company’s contract modifications are for goods or services that are not distinct from existing contracts due to the significant integration provided in the context of the contract and are accounted for as if they were part of the original contract. The effect of a contract modification on the transaction price and the Company’s measure of progress for the performance obligation to which it relates are recognized as an adjustment to revenue (either as an increase or decrease) on a cumulative catch-up basis. The Company accounts for contract modifications prospectively when the modification results in the promise to deliver additional goods or services that are distinct and the increase in price of the contract is for the same amount as the stand-alone selling price of the additional goods or services included in the modification.

Claims

Sometimes the Company seeks claims for amounts in excess of the contract price for delays, errors in specifications and designs, contract terminations, change orders in dispute or other causes of additional costs incurred. Costs attributable to claims from customers are treated as costs of contract performance as incurred. The transaction price does not include any amounts collected on behalf of third parties, such as sales tax.

Government Contracts

The Company’s federal government and certain state and local agency contracts are subject to, among other regulations, regulations issued under the Federal Acquisition Regulations (“FAR”). These regulations can limit the recovery of certain specified indirect costs on contracts and subjects the Company to ongoing multiple audits by government agencies such as the Defense Contract Audit Agency (“DCAA”). In addition, most of the Company’s federal and state and local contracts are subject to termination at the discretion of the client.

Audits by the DCAA and other agencies consist of reviews of the Company’s overhead rates, operating systems and cost proposals to ensure that the Company accounted for such costs in accordance with the Cost Accounting Standards of the FAR (“CAS”). If the DCAA determines the Company has not accounted for such costs consistent with CAS, the DCAA may disallow these costs. There can be no assurance that audits by the DCAA or other governmental agencies will not result in material cost disallowances in the future.

There are no ongoing audits and or material adjustments related to noncompliance are required. The Company is in compliance with all federal and state regulations and is not aware of any material adjustments as of the consolidated balance sheet dates.

Commitments and Contingencies

For asserted claims and assessments, liabilities are recorded when an unfavorable outcome of a matter is concluded to be probable and the loss is reasonably estimable. With respect to unasserted claims or assessments, management must first determine that the probability that an assertion will be made is likely. Then, a determination as to the likelihood of an unfavorable outcome and the ability to reasonably estimate the potential loss is made. Legal matters are reviewed on a continuous basis to determine if there has been a change in management’s judgment regarding the likelihood of an unfavorable outcome or the estimate of a potential loss. Legal costs are expensed as incurred.

Joint Ventures and Variable Interest Entities

The Company’s joint ventures, the combination of two or more partners, are generally formed for the execution of a specific contract. Management of the joint venture is typically controlled by a joint venture management committee, comprised of representatives from the joint venture partners. The joint venture management committee normally provides management oversight and controls decisions which could have a significant impact on the joint venture.

Some of the Company’s joint ventures have no employees and minimal operating expenses. For these joint ventures, the Company’s employees perform work for the joint venture, which is then billed to a third-party client by the joint venture. For consolidated joint ventures of this type, the Company records the entire amount of the services performed and the costs associated with these services, including the services provided by the other joint venture partners, in the Company’s results of operations. For certain of these joint ventures where a fee is added by an unconsolidated joint venture to client billings, these fees are eliminated to the extent the fee represents billings from the Company to the joint venture.

The Company assesses its joint ventures at inception to determine if they meet the qualifications of a VIE. The Company considers a partnership or joint venture a VIE if it has any of the following characteristics:

•	the total equity investment is not sufficient to permit the entity to finance its activities without additional subordinated financial support;

•

characteristics of a controlling financial interest are missing (either the ability to make decisions through voting or other rights, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity); or

•

the voting rights of the equity holders are not proportional to their obligations to absorb the expected losses of the entity and/or their rights to receive the expected residual returns of the entity, and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The Company analyzes its joint ventures and classifies them as either:

•

a VIE that must be consolidated because the Company is the primary beneficiary or the joint venture is not a VIE and the Company holds the majority voting interest with no significant participative rights available to the other partners; or

•

a VIE that does not require consolidation and is treated as an equity method investment because the Company is not the primary beneficiary or the joint venture is not a VIE and the Company does not hold the majority voting interest.

Cash, Cash Equivalents and Restricted Cash

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company from time to time may have bank deposits in excess of insurance limits of the Federal Deposit Insurance Corporation. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk related to its cash and cash equivalents.

The Company’s cash equivalents include highly liquid investments which have an initial maturity of three months or less.

Cash and cash equivalents as of December 30, 2022 and December 31, 2021, include $4.3 million and $8.7 million, respectively, held by consolidated joint ventures that may not be distributed or used for certain other payments prescribed in the joint venture agreement without consent of the joint venture partners. These balances are presented as restricted cash within the consolidated balance sheets.

The following table provides a reconciliation of cash, cash equivalents and restricted cash in the consolidated balance sheets to the total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows (In thousands):

(In thousands)	Year Ended December 30, 2022	Year Ended December 31, 2021
Cash and cash equivalents	$77,762	$73,176
Restricted cash	4,323	8,727

Total cash, cash equivalents and restricted cash	$82,085	$81,903

Accounts Receivable and Allowance for Doubtful Accounts

The Company records its accounts receivable net of an allowance for doubtful accounts. This allowance for doubtful accounts is estimated based on management’s evaluation of the contracts involved and the client’s ability and willingness to pay. Allowances for doubtful accounts have been determined through specific identification of amounts considered to be uncollectible and potential write-offs, plus a non-specific allowance for other amounts for which some potential loss has been determined to be probable as of the consolidated balance sheet date based on current and past experience.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. Expenditures for maintenance and repairs are expensed as incurred. Estimated useful lives range as follows:

•	Buildings — 10 to 45 years;

•	Machinery, equipment, and vehicles — 3 to 12 years;

•	Office furniture and equipment — 3 to 10 years;

•	Leasehold improvements — the shorter of their estimated useful lives or the remaining terms of the underlying lease agreement.

Property, plant and equipment to be held and used are reviewed for impairment whenever events or circumstances indicate that the carrying amount of assets may not be recoverable. The carrying amount of an asset to be held and used is not recoverable if it exceeds the sum of the undiscounted cash flows expected from the use and eventual disposition of the asset. For assets to be held and used, impairment losses are recognized based upon the excess of the asset’s carrying amount over the fair value of the asset. For property, plant and equipment assets to be disposed, impairment losses are recognized at the lower of the carrying amount or fair value less cost to sell. There was no impairment to property, plant and equipment for the fiscal years ended December 30, 2022 and December 31, 2021.

Intangible Assets

Under the acquisition method of accounting, the net assets of the entities acquired by the Company are recorded at their estimated fair value at the date of acquisition. Intangible assets identified as part of the SCCI Acquisition (see Note 2) are recorded at their estimated fair value, as determined by the Company’s management, based on available information which includes a valuation from external experts. The estimated useful lives for intangible assets were determined based upon the remaining useful economic lives of the intangible assets that are expected to contribute directly or indirectly to future cash flows. The estimated useful lives for trademarks and customer contracts are seven years and six years, respectively. Intangible assets are amortized over the shorter of their contractual term or estimated useful life.

In order to determine the amount of intangible assets resulting from an acquisition, the Company performed an assessment to determine the value of the acquired company’s tangible and intangible assets and liabilities. The Company considers events or circumstances that may warrant revised estimates of useful lives or that may indicate impairment. There was no impairment to intangible assets for the fiscal years ended December 30, 2022 or December 31, 2021.

Insurance Reserves

The Company maintains insurance for certain insurable business risks. Insurance coverage contains various retention and deductible amounts for which the Company accrues a liability based upon reported claims and an actuarially determined estimated liability for certain claims incurred but not reported. It is generally the

Company’s policy not to accrue for any potential legal expense to be incurred in defending the Company’s position. The Company believes that its accruals for estimated liabilities associated with professional and other liabilities are sufficient and it is not reasonably possible that any excess liability beyond the accrual would have a material adverse effect on the Company’s results of operations, cash flows or financial position.

Leases

The Company enters into lease arrangements for real estate, construction equipment and information technology equipment in the normal course of business. The Company determines if an arrangement is or contains a lease at inception of the arrangement. An arrangement is determined to be a lease if it conveys the right to control the use of identified property and equipment for a period of time in exchange for consideration. Operating lease right-of-use assets are recognized as the present value of future lease payments over the lease term as of the commencement date, plus any lease payments made prior to commencement, and less any lease incentives received. Operating lease liabilities are recognized as the present value of the future lease payments over the lease term as of the commencement date. Operating lease expense is recognized based on the undiscounted future lease payments over the remaining lease term on a straight-line basis. Lease expense related to short-term leases is recognized on a straight-line basis over the lease term.

Determinations with respect to lease term (including any renewals and terminations), incremental borrowing rate used to discount lease payments, variable lease expense and future lease payments require the use of judgment based on the facts and circumstances related to each lease. The Company considers various factors, including economic incentives, intent, past history and business need, to determine the likelihood that a renewal option will be exercised.

Right-of-use assets are evaluated for impairment in accordance with the Company’s policy for impairment of long-lived assets.

Non-controlling Interests

Non-controlling interests represent the equity investments of the minority owners in the Company’s joint ventures and other subsidiary entities that are consolidated in its financial statements.

Fair Value Accounting

The Company categorizes its financial instruments using a valuation hierarchy for disclosure of the inputs used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument; Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. The classification of a financial asset or liability within the hierarchy is determined based on the lowest level (least observable) input that is significant to the fair value measurement.

Other than the contingent consideration discussed in Note 2, there were no assets and liabilities measured at fair value on a recurring basis as of December 30, 2022 or December 31, 2021.

Income Taxes

The Company accounts for income taxes under the asset and liability method prescribed by the Accounting Standards Codification Topic 740 — Income Taxes (“ASC 740”). This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the consolidated financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes deferred tax assets to the extent that its management believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it will make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three periods prior to January 2, 2021. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

Based on this evaluation, as of December 30, 2022 and December 31, 2021, a valuation allowance of $118.4 million and $121.1 million, respectively, has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

Segment

The accounting guidance on Segment Reporting establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in financial statements. Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision maker (“CODM”) in making decisions on how to allocate resources and assess performance. Based on how the Company’s Chief Executive Officer as the CODM reviews financial performance and allocates resources on a recurring basis, the Company has one operating segment and one reportable segment.

Stock-Based Compensation

The Company accounts for stock-based payments, including grants of employee stock options, in accordance with ASC 718 — Compensation-Stock Compensation, which requires that all stock-based payments (to the extent that they are compensatory) be recognized as an expense in the Company’s consolidated statements of operations based on their fair values on the grant date. The Company accounts for forfeitures when they occur. The Company recognizes stock-based compensation expense on a straight-line basis over the service period of the award, which is no greater than four years. See Note 9 to the consolidated financial statements for discussion of stock-based compensation and incentive plans.

Accounting Standards Not Yet Adopted

Accounting pronouncements not listed below were assessed and determined to be not applicable or are expected to have minimal impact on the consolidated financial statements.

ASU 2016-13 — Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU 2016-13 which is a new credit loss standard that changes the impairment model for most financial assets and some other instruments. The new guidance will replace the current “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. It also simplifies the accounting model for purchased credit-impaired debt securities and loans. The guidance will be effective for the Company’s fiscal year starting December 31, 2022, including interim periods within those fiscal years. Management is currently evaluating the impacts the ASU has on the Company’s consolidated financial statements.

ASU 2019-12 — Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued ASU 2019-12, which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. This guidance will be effective for the Company’s fiscal year starting December 31, 2022. Management is currently evaluating the impacts the ASU has on the Company’s consolidated financial statements.

Note 2. Business Combination

SCCI Acquisition

As discussed within Note 1, on January 2, 2021, the parties closed the transactions under the Purchase Agreement.

On November 19, 2021, SCC Group merged with and into Shimmick and Shimmick became the holder of all rights and obligations of SCC Group under the Purchase Agreement.

Purchase Consideration — SCC Group incurred a purchase price of approximately $17.8 million consisting of contingent consideration. The $32.0 million net working capital settlement was agreed to in the fourth quarter of 2021 and received in the first quarter of 2022. The total consideration as of the purchase date is detailed as follows:

(In thousands)
Multi-step earnout payment	$(8,000)
Project claim recoveries	(7,100)
Shared tax benefit	(2,700)

Purchase price	$(17,800)
Net working capital settlement	32,000

Net consideration received	$14,200

The contingent consideration is measured at fair value within the consolidated balance sheets using Level 3 inputs. The significant unobservable inputs used in measuring the fair values were the discount rate and forecasted cash flows.

Purchase Price Allocation — The aggregate purchase price noted above was allocated to the assets and liabilities acquired based upon their estimated fair values at the acquisition closing date, which were based, in part, upon an external appraisal and valuation of certain assets utilizing a discounted cash flows income approach, including specifically identified intangible assets. The excess of the estimated fair value of the net tangible and identifiable intangible assets acquired over the purchase price totaling $233.1 million was recorded as a bargain purchase gain. AECOM’s intent to exit the civil construction business contributed to the resulting bargain purchase gain upon acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the acquisition date.

(In thousands)
Assets:
Cash, cash equivalents and restricted cash	$160,393
Accounts receivable	57,205
Costs and estimated earnings in excess of billings on uncompleted contracts	155,597
Prepaids and other current assets	23,805
Property, plant and equipment	72,970
Lease right-of-use assets	19,392
Intangible assets	17,309
Deferred tax asset	5,950
Other assets	7,652

Total assets acquired	$520,273

Liabilities:
Accounts payable	$16,133
Billings on uncompleted contracts in excess of costs and estimated earnings	102,889
Lease liabilities	20,389
Construction accruals	24,421
Accrued salaries, wages and benefits	96,968
Deferred tax liabilities	30,072
Other liabilities	10,454

Total liabilities assumed	301,326
Total net assets acquired	218,947

Net consideration received	14,200

Bargain purchase gain	$233,147

Acquisition related expenses recorded in the Company’s consolidated statements of operations totaled approximately $2.0 million and $3.4 million for the fiscal years ending December 30, 2022 and December 31, 2021, respectively, and are presented within selling, general and administrative expenses.

Note 3. Revenue

The following tables present the Company’s revenue disaggregated by contract types:

	Fiscal Year Ended
	December 30, 2022	December 31, 2021
(In thousands)
Fixed-price	$601,903	$455,869
Cost reimbursable	54,835	106,237
Equipment and labor revenue	7,420	10,560

Total revenue	$664,158	$572,666

Remaining performance obligations

The Company had $1,215.2 million of remaining performance obligations yet to be satisfied as of December 30, 2022. The Company expects to recognize approximately $622.0 million of the remaining performance obligations as revenue within the next twelve months.

Contract Balances

Contract assets, including costs and estimated earnings in excess of billings on uncompleted contracts and retainage receivable, were $164.9 million and $118.2 million at December 30, 2022, and December 31, 2021, respectively. Contract liabilities, including billings on uncompleted contracts in excess of costs and estimated earnings and forward loss reserves were $165.6 million, and $272.0 million at December 30, 2022, and December 31, 2021, respectively. Contract liabilities represent amounts billed to customers in excess of revenue recognized to date and a reserve for loss contracts. The Company recognized revenue of $113.8 million during the fiscal year ended December 30, 2022 that was included in contract liabilities as of December 31, 2021.

Contract terms with customers include the timing of billing and payment, which usually differs from the timing of revenue recognition. As a result, the Company carries contract assets and liabilities within the consolidated balance sheets. These contract assets and liabilities are calculated on a contract-by-contract basis and reported on a net basis at the end of each period and are classified as current or non-current. The Company presents contract assets within the consolidated balance sheets as costs and estimated earnings in excess of billings on uncompleted contracts (“CIE”). CIE consists of revenue recognized in excess of billings. The Company presents contract liabilities in the consolidated balance sheets as billings on uncompleted contracts in excess of costs and estimated earnings (“BIE”). BIE consists of billings in excess of revenue recognized.

The following table provides information about CIE and BIE:

	December 30, 2022	December 31, 2021	Change
(In thousands)
Costs and estimated earnings in excess of billings on uncompleted contracts	$116,120	$78,373	$37,747
Billings on uncompleted contracts in excess of costs and estimated earnings	(56,963)	(131,238)	74,275

Net	$59,157	$(52,865)	$112,022

The Company’s timing of revenue recognition may not be consistent with its rights to bill and collect cash from its clients. Those rights are generally dependent upon advance billing terms, milestone billings based on the completion of certain phases of work or when services are performed. The Company’s accounts receivable represents amounts billed to clients that have yet to be collected and represent an unconditional right to cash from its clients as presented below.

	December 30, 2022	December 31, 2021
(In thousands)
Total accounts receivable, gross	$57,395	$98,770
Allowance for doubtful accounts	(965)	(766)

Accounts receivable, net	$56,430	$98,004

Substantially all contract assets as of December 30, 2022 and December 31, 2021 are expected to be collected within the Company’s estimated operating cycle, except for retainage and claims pertaining to certain contracts. The Company’s operating cycle may extend beyond one year.

The Company is in the process of negotiating or awaiting approval of unapproved change orders and claims with its customers. The Company is proceeding with its contractual rights to recoup additional costs incurred from its customers based on completing work associated with change orders, including change orders with pending change order pricing, or claims related to significant changes in scope which resulted in substantial delays and additional costs in completing the work. The Company may take legal action if it and the customer cannot reach a mutually acceptable resolution. Based on the Company’s review of the provisions of its contracts, specific costs incurred, and other related evidence supporting the unapproved change orders and claims, the Company concluded it was appropriate to include in contract assets claims of $134.9 million and $147.1 million as of December 30, 2022 and December 31, 2021, respectively. Contract retentions represent amounts invoiced to clients where payments have been withheld from progress payments until the contracted work has been completed and approved by the client. These retention agreements vary from project to project and could be outstanding for several months or years. Contract assets included contract retainage receivable, which were $48.8 million and $39.8 million as of December 30, 2022 and December 31, 2021, respectively.

Information about significant customers

Significant Customers as a Percentage of Accounts Receivable

As of December 30, 2022
Customer one	31.4%
Customer two	21.4%
Customer three	14.4%

As of December 31, 2021
Customer one	16.3%
Customer two	11.8%
Customer three	11.2%
Customer four	10.2%

Significant Customers as a Percentage of Revenue

Fiscal Year Ended December 30, 2022
Customer one	12.1%
Customer two	10.9%
Customer three	10.8%
Customer four	10.1%

Fiscal Year Ended December 31, 2021
Customer one	15.5%
Customer two	12.8%
Customer three	12.2%

Revisions in Estimates

The Company’s results of operations were materially impacted by an increase in the forecasted costs to complete a canal lock chamber project which reduced gross margin by $5.1 million in fiscal year 2022 and $141.1 million in fiscal year 2021. The increase in forecasted costs was principally due to significantly reduced productivity and schedule delays as a result of the COVID-19 pandemic as well as associated acceleration costs.

The Company’s results of operations were also materially impacted by an increase in the forecasted costs to complete a waterway canal project which reduced gross margin by $3.5 million in fiscal year 2022 and $1.8 million in fiscal year 2021. The increase in forecasted costs was principally due to unexpected underwater soil conditions and associated schedule delays.

The Company’s results of operations were also materially impacted by an increase in the forecasted costs to complete a water desalination project which reduced gross margin by $9.4 million in fiscal year 2022. The increase in forecasted costs was primarily the result of numerous project design modifications, unexpected site conditions and associated schedule delays.

The Company’s 2021 results of operations were also materially impacted by an increase in the forecasted costs to complete a bridge project which reduced gross margin by $29.6 million. The increase in forecasted costs was primarily the result of schedule delays and higher than anticipated procurement and subcontractor costs.

The Company’s 2021 results of operations were also materially impacted by an increase in the forecasted costs to complete a transportation project which reduced gross margin by $6.2 million. The increase in forecasted costs during the 2021 fiscal year was the result of higher than anticipated costs as the project neared completion.

Note 4. Joint Ventures and Variable Interest Entities

Summary of financial information of the consolidated joint ventures is as follows:

	December 30, 2022	December 31, 2021
(In thousands)
Current assets	$29,485	$22,845
Non-current assets	8,235	7,456

Total assets	37,720	30,301

Current liabilities	$22,603	$40,058
Non-current liabilities	56,595	66,945

Total liabilities	$79,198	$107,003

Total revenue of the consolidated joint ventures for the fiscal years ended December 30, 2022 and December 31, 2021 was $27.2 million and $17.8 million, respectively. The assets of the Company’s consolidated joint ventures are restricted for use only by the particular joint venture and are not available for the general operations of the Company.

Summary of financial information of the unconsolidated joint ventures, as derived from their financial statements, is as follows:

	December 30, 2022	December 31, 2021
(In thousands)
Current assets	$78,228	$250,877
Non-current assets	25,026	23,408

Total assets	$103,254	$274,285

Current liabilities	$63,240	$268,908

Total liabilities	$63,240	$268,908

As of December 30, 2022 and December 31, 2021, the Company’s investment in unconsolidated joint ventures was $17.4 million and $17.7 million, respectively.

	Fiscal Year Ended
	December 30, 2022	December 31, 2021
(In thousands)
Revenue	$430,634	$492,688
Cost of revenue	332,528	526,378

Gross margin	$98,106	$(33,690)

Net income (loss)	$98,106	$(27,474)

The Company recognized equity in earnings of unconsolidated joint ventures of $52.5 million and $1.1 million for the fiscal years ended December 30, 2022 and December 31, 2021, respectively.

Contractually required support provided to the Company’s joint ventures is discussed in Note 13.

Related Party Transactions

We often provide construction management and other subcontractor services to the Company’s joint ventures and revenue includes amounts related to these services. For the fiscal years ended December 30, 2022 and December 31, 2021, revenue included $7.4 million and $10.6 million, respectively, related to services provided to unconsolidated joint ventures.

Amounts included in the consolidated balance sheets related to services provided to unconsolidated joint ventures for the fiscal years ended December 30, 2022 and December 31, 2021 are as follows:

	December 30, 2022	December 31, 2021
(In thousands)
Accounts receivable, net	$5,045	$21,024

Note 5. Property, Plant and Equipment

The following table summarizes the components of property, plant and equipment as of December 30, 2022 and December 31, 2021.

	December 30, 2022	December 31, 2021
(In thousands)
Building and land	$3,887	$7,065
Machinery, equipment, and vehicles	67,698	60,466
Office furniture and equipment	7,891	6,674

Property, plant and equipment, gross	79,476	74,205
Accumulated depreciation	(24,268)	(11,996)

Property, plant and equipment, net	$55,208	$62,209

Depreciation and amortization expense for the fiscal years ended December 30, 2022 and December 31, 2021 was $13.0 million and $12.0 million, respectively. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, or in the case of leasehold improvements and capitalized leases, the lesser of the remaining term of the lease or its estimated useful life.

Note 6. Debt

Revolving Credit Facility

On March 27, 2023, we entered into a Revolving Credit Facility Agreement with MidCap Financial Services, LLC, which provides a total commitment amount of $30.0 million. Borrowings under the Revolving Credit Facility Agreement bear interest at an annual rate of adjusted term SOFR, subject to a 1.0% floor, plus 4.50%. Further, the Revolving Credit Facility is subject to an annual collateral management fee of 0.50% and an annual unused line fee of 0.50%. Key financial covenants under the Revolving Credit Facility include maintaining a leverage ratio that does not exceed 1.75 to 1.0 and a minimum cash balance of $25.0 million. The Company is not aware of any instances of noncompliance with the key financial covenants as of the date the consolidated financial statements were issued. The Revolving Credit Facility matures on March 27, 2028.

Revolving Line of Credit

We had a $25.0 million Revolving Line of Credit with BMO Harris Bank, N.A., under which the Company had no outstanding borrowings as of December 30, 2022 or December 31, 2021. Borrowings under the Revolving Line of Credit bear interest at a rate based on SOFR or a combination of rates (prime rate, federal fund rate, and SOFR) at the Company’s election, with an added margin depending on the Company’s leverage ratio. The unused balance of the Revolving Line of Credit bears a commitment fee of between 0.25% and 0.40% per year, depending on the Company’s leverage ratio. Key financial covenants under the Revolving Line of Credit include maintaining a leverage ratio that does not exceed 2.0 to 1.0 and a minimum cash balance of $35.0 million. The Company is not aware of any instances of noncompliance with the key financial covenants during and as of the fiscal years ended December 30, 2022 and December 31, 2021. The Revolving Line of Credit terminated on March 27, 2023 upon the Company entering into the Revolving Credit Facility.

Note 7. Income Taxes

The components of the provision for income taxes are as follows:

	Fiscal Year Ended
	December 30, 2022	December 31, 2021
(In thousands)
Current taxes:
Federal	$1,030	$—
State	244	—

Total current taxes	1,274	—

Deferred taxes:
Federal	—	(19,262)
State	—	(4,860)

Total deferred taxes	—	(24,122)

Provision (benefit) for income taxes	$1,274	$(24,122)

The differences between income taxes expected at the U.S. federal statutory income tax rate of 21% and the reported income tax (benefit) expense are summarized as follows:

	Fiscal Year Ended
	December 30, 2022	December 31, 2021
(In thousands)
Expected income tax (benefit) expense at federal statutory rate	$1,070	$4,469
Contingent consideration	1,987	(2,436)
Acquisition costs		849
Other permanent items	72	83
State and local taxes, net of federal taxes	790	749
Bargain purchase gain, including state impact	—	(61,315)
Valuation allowance for deferred tax assets, including state impact	(2,645)	33,479

Reported income tax (benefit) expense	$1,274	$(24,122)

Effective tax rate	25%	(113)%

Deferred income taxes represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax liabilities and assets are as follows:

	December 30, 2022	December 31, 2021
(In thousands)
Deferred tax liabilities:
Depreciation and amortization	$(12,682)	$(13,281)
Right-of-use asset	(6,169)	(6,023)

Total deferred tax liabilities	$(18,851)	$(19,304)

Deferred tax assets:
Intangible assets	$35,818	$39,193
Contract loss reserve	17,687	24,576
Investment in partnerships	25,645	27,202
Lease liability	6,132	6,083
Stock compensation	804	198
Accrued expenses and reserves	9,409	2,319
Assets subject to 382 limitation	30,070	25,087
Net operating loss carryovers	11,003	15,046
Other deferred tax assets	711	673

Total deferred tax assets	$137,279	$140,377

Net deferred tax assets before valuation allowance	$118,428	$121,073
Less: Valuation allowance	(118,428)	(121,073)

Net deferred tax assets	$—	$—

As of December 30, 2022 and December 31, 2021, gross deferred tax assets were $137.3 million and $140.4 million, respectively. The Company has recorded a valuation allowance of $118.4 million and $121.1 million as of December 30, 2022 and December 31, 2021, respectively. The Company has performed an assessment of positive and negative evidence, including the nature, frequency, and severity of cumulative financial reporting losses in recent years, the future reversal of existing temporary differences, predictability of future taxable income exclusive of reversing temporary differences of the character necessary to realize the asset, relevant carryforward periods, taxable income in carry-back years if carry- back is permitted under tax law, and prudent and feasible tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax asset that would otherwise expire. The net decrease in the valuation allowance of $2.7 million is attributed to the full valuation allowance being recorded on all changes in deferred tax assets in the current period. The Company recognizes interest and penalties related to tax matters as a component of “Selling, general and administrative expenses” in the accompanying consolidated statements of operations.

At December 30, 2022, the Company had federal and state net operating loss (“NOL”) carryforwards of $83.5 million which have an indefinite carryforward for U.S. federal income tax and either expire in the next 15 to 20 years or have indefinite carryforwards for the various state jurisdictions where we operate. Such state NOL carryforwards expire beginning in 2036 through 2041. At December 30, 2022, the Company has a full valuation allowance related to the tax-effected amount of these net operating losses. The Company had no unrecognized tax benefits recorded at December 30, 2022.

At December 31, 2021, the Company had federal and state net operating loss (“NOL”) carryforwards of $120.5 million which have an indefinite carryforward for U.S. federal income tax and either expire in the next 15 to 20 years or have indefinite carryforwards for the various state jurisdictions where we operate. Such state NOL carryforwards expire beginning in 2036 through 2041. At December 31, 2021, the Company has a full valuation allowance related to the tax-effected amount of these net operating losses. The Company had no unrecognized tax benefits recorded at December 31, 2021.

The Company files income tax returns in numerous tax jurisdictions, including the U.S., and multiple U.S. states. The statute of limitations generally ranges from three to five years for major jurisdictions in which the Company operates. Prior to the acquisition, Shimmick filed as a subsidiary of their parent company, AECOM. In connection with the separation, the Company entered into a tax matters agreement. Under the tax matters agreement, AECOM is generally responsible for all taxes associated with consolidated federal and state filings imposed on AECOM and its subsidiaries (including Shimmick) with respect to taxable periods ended on or prior to January 1, 2021. Also, pursuant to this agreement, AECOM is generally responsible for all taxes associated with separately filed state and local tax filings imposed on Shimmick and its subsidiaries with respect to taxable periods ended on or prior to January 1, 2021. Under these circumstances, Shimmick is only liable for tax periods filed on a standalone basis following the acquisition date.

Note 8. Employee Retirement Plans

Defined Contribution Profit Sharing Plan

The Company sponsors a defined contribution profit sharing plan covering substantially all non-union persons employed by the Company, whereby employees may contribute a percentage of compensation, limited to maximum allowed amounts under the Internal Revenue Code.

The Company made matching contributions of $2.1 million and $1.0 million for the fiscal years ended December 30, 2022 and December 31, 2021, respectively.

Multiemployer Pension Plans

The Company participates in construction-industry multiemployer pension plans. Generally, the plans provide defined benefits to substantially all employees covered by collective bargaining agreements. Under the Employee Retirement Income Security Act, a contributor to a multiemployer plan is liable, upon termination or withdrawal from a plan, for its proportionate share of a plan’s unfunded vested liability. The Company’s aggregate contributions to these multiemployer plans were $16.7 million and $14.0 million for the fiscal years ended December 30, 2022 and December 31, 2021, respectively.

Our participation in significant plans for the fiscal years ended December 30, 2022 and December 31, 2021 is outlined in the table below. The “EIN/Pension Plan Number” column provides the Employer Identification Number (“EIN”) and the three digit plan number. The zone status is based on the latest information that the Company received from the plan and is certified by the plan’s actuary. Plans in the red zone are generally less than 65% funded, plans in the yellow zone are generally less than 80% funded, and plans in the green zone are generally at least 80% funded. The “FIP/RP Status Pending/Implemented” column indicates plans for which a financial improvement plan (“FIP”) or a rehabilitation plan (“RP”) is either pending or has been implemented. The “Surcharge Imposed” column includes plans in a red zone status that require a payment of a surcharge in excess of regular contributions.

		Pension Protection Act Zone Status			Company Contributions Fiscal Year (In thousands)
Pension Fund	EIN/Pension Plan Number	2022	2021	FIP/RP Status Pending or Implemented	Year Ended December 30, 2022	Year Ended December 31, 2021	Surcharge Imposed
Carpenters Pension Trust Fund for Northern CA	94-6050970	Described below (1)	Green	Implemented	$1,613	$1,105	No
Cement Masons Pension Trust Fund for Northern CA	94-6277669	Described below (1)	Green	NA	219	158	No
California Ironworkers Field Pension Fund	95-6042866	Described below (1)	Green	NA	1,931	1,817	No
Laborers Pension Trust Fund for Northern CA	94-6277608	Described below (1)	Green	NA	1,389	1,103	No
Pension Trust Fund for the Operating Engineers	94-6090764	Described below (1)	Yellow	Implemented	1,857	1,529	No
Southwest Carpenters Pension Fund	95-6042875	Green	Green	NA	651	480	No
Operating Engineers Trust Fund	95-6032478	Described below (1)	Yellow	Implemented	986	815	No
Construction Laborers Pension Trust for Southern California	43-6159056	Described below (1)	Green	NA	1,060	838	No
San Diego County Construction Laborers Pension Trust Fund	95-6090541	Described below (1)	Green	NA	343	274	No
IBEW Local 595 Pension Plan	94-6279541	Described below (1)	Green	NA	503	423	No
Southern California IBEW-NECA Pension Trust Fund	95-6392774	Described below (1)	Yellow	Implemented	703	658	No
San Diego Electrical Pension Plan	95-6101801	Described below (1)	Described below (1)	NA	148	200	No
Locals 302 & 612 of the IUOE — Employers Construction Industry Retirement Plan	91-6028571	Green	Green	NA	128	301	No
Western Washington Laborers Employers Pension Plan	91-6022315	Described below (1)	Green	NA	83	232	No
Tri-State Carpenters & Joiners Pension Trust Fund	62-0976048	Described below (1)	Yellow	Implemented	1,818	965	No
Central Pension Fund of the IUOE & Participating Employers	36-6052390	Described below (1)	Green	NA	949	747	No
Ironworkers District Council of TN Valley & Vicinity Welfare Pension Plans	62-6098036	Described below (1)	Green	NA	839	530	No
Northern California Pipe Trades Pension Plan	94-3190386	Green	Green	NA	441	708	No

			Contributions to other multiemployer plans		1,017	1,151

			Total contributions made		$16,678	$14,034

(1)

For the plans noted above, we have not received a funding notification that covers the fiscal year presented during the preparation of the financial statements. Under Federal pension law, if a multiemployer pension plan is determined to be in critical or endangered status, the plan must provide notice of this status to participants, beneficiaries, the bargaining parties, the Pension Benefit Guaranty Corporation, and the Department of Labor. The Company has also observed that these plans have not submitted any Critical or Endangered Status Notices to the Department of Labor for calendar years that the Company has not received notification.

The Company is not aware of any significant future obligations or funding requirements related to these plans other than the ongoing contributions that are paid as hours are worked by plan participants.

Note 9. Stock-Based Compensation

On April 12, 2021, the Company’s board approved the Company’s 2021 Stock Plan (the “Plan”). The Plan reserves 5,477,200 of the Company’s shares for issuance of incentive instruments, including Incentive Stock Options (“ISOs”), Non-statutory Stock Options, Stock Appreciation Rights, Restricted Stock Awards, and Restricted Stock Unit Awards. ISOs granted under the Plan have a term of 10 years and vest over four years of service.

During the fiscal years ended December 30, 2022 and December 31, 2021, stock option activity was as follows:

	Stock Options
	Number of shares	Weighted average exercise price per share	Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding as of January 2, 2021	—	$—	$—	—
Granted	4,929,480	3.06	1.59	—
Forfeited	(392,099)	3.06	1.59	—

Outstanding as of December 31, 2021	4,537,381	3.06	1.59	9.34

Exercisable as of December 31, 2021	—	$—	$—	—

Outstanding as of December 31, 2021	4,537,381	$3.06	$1.59	9.34
Granted	4,526,290	1.26	0.28	—
Vested	(1,420,052)	3.06	—	—
Forfeited	(3,154,525)	3.05	1.58	—

Outstanding as of December 30, 2022	4,489,094	$1.26	$—	8.33

Exercisable as of December 30, 2022	1,780,846	$1.26	$—	8.32

A third-party valuation advisor was utilized to assist management in determining the fair value of options granted using the Black-Scholes option-pricing model based on the grant price and assumptions regarding the expected term, expected volatility, dividends, and risk-free interest rates. The grant price was determined based on the fair value of the Company’s stock on the grant date. The grant date fair value is calculated using a Monte Carlo model which estimates the fair value of the awards based on simulations future prices of the Company’s stock compared to the future prices of the common stock of peer companies based on historical volatilities.

The fair value of the stock options granted was estimated using the following weighted average assumptions used for grants in the fiscal years ended as follows:

	December 30, 2022	December 31, 2021
Expected Term (years)	6.1	6.1
Expected Volatility	55.1%	55.1%
Risk-free Interest Rate	3.9%	1.1%
Dividend Rate	0%	0%

The expected term was based on vesting criteria and time to expiration. The expected volatility was based on historical volatility of stock prices of a public company peer group. The risk-free interest rate was based on the implied risk-free rate using the expected term and yields of U.S. Treasury stock and S&P bond yields.

Total compensation expense related to stock-based payments was $2.3 million and $1.2 million for the fiscal years ended December 30, 2022 and December 31, 2021, respectively. Unrecognized compensation expense related to stock-based grants to employees of Shimmick outstanding as of December 30, 2022 and December 31, 2021 was $4.9 million and $6.0 million, respectively, to be recognized on a straight-line basis over the awards’ weighted average remaining vesting period of 2.3 years and 3.3 years, respectively.

Note 10. Earnings Per Share

Basic earnings per share (“EPS”) is calculated based on the weighted average shares outstanding during the period. Diluted earnings per share includes the dilutive effect of employee and director stock options. Stock options are considered dilutive whenever the exercise price is less than the average market price of the stock during the period and antidilutive whenever the exercise price exceeds the average market price of the common stock during the period. The Company issued employee stock options of 4.5 million shares during each of the fiscal years ended December 30, 2022 and December 31, 2021, respectively, which were considered antidilutive as the fair value of the shares did not exceed the exercise price. No shares were excluded from the calculation of diluted earnings per share for either of the fiscal years ended December 30, 2022 and December 31, 2021.

The computation of basic and diluted EPS is as follows:

(In thousands, except per share data)	Fiscal Year Ended December 30, 2022	Fiscal Year Ended December 31, 2021
Numerator:
Net income attributable to SCCI National Holdings, Inc. and Subsidiaries	$3,760	$45,403
Numerator for basic and diluted EPS	$3,760	$45,403

Denominator:
Denominator for basic EPS - weighted average shares	21,909	21,909
Effect of dilutive securities:
Employee stock options	—	—

Dilutive potential common shares	—	—

Denominator for diluted EPS - adjusted weighted average shares and assumed conversions	21,909	21,909

Basic EPS	$0.17	$2.07

Diluted EPS	$0.17	$2.07

Note 11. Leases

The Company adopted FASB Accounting Standard Codification 842 as of the inception of operations.

The Company also applied transition elections that allow it to avoid reassessment of whether expired or expiring leases are or contain leases, lease classification, and initial direct costs. Adoption of the new lease guidance did not significantly change the Company’s accounting for finance leases, which were previously referred to as capital leases.

The Company is a lessee in non-cancelable leasing agreements for office buildings and equipment. Substantially all of the Company’s office building leases are operating leases, and its equipment leases are operating leases. The Company groups lease and non-lease components for its equipment leases into a single lease component but separates lease and non-lease components for its office building leases.

The Company recognizes a right-of-use asset and lease liability for its operating leases at the commencement date equal to the present value of the contractual minimum lease payments over the lease term. The present value is calculated using the rate implicit in the lease, if known, or the Company’s incremental secured borrowing rate. The discount rate used for operating leases is primarily determined based on an analysis of the Company’s incremental secured borrowing rate, while the discount rate used for finance leases is primarily determined by the rate specified in the lease.

The related lease payments are expensed on a straight-line basis over the lease term, including, as applicable, any free-rent period during which the Company has the right to use the asset. For leases with renewal options where the renewal is reasonably assured, the lease term, including the renewal period, is used to determine the appropriate lease classification and to compute periodic rental expense. Leases with initial terms shorter than 12 months are not recognized in the consolidated balance sheets, and lease expense is recognized on a straight-line basis.

Lease expenses recorded within the consolidated statements of operations are comprised as follows:

	December 30, 2022	December 31, 2021
(In thousands)
Operating lease cost:
Cost of revenue	$10,267	$9,991
Selling, general and administrative expenses	1,539	1,054
Finance lease cost (all in cost of revenue):
Amortization of right-of-use assets	300	300
Interest on lease liabilities	34	43
Short-term lease cost	382	66

Total lease cost	$12,522	$11,454

Additional consolidated balance sheet information related to leases is as follows:

(In thousands)	Consolidated Balance Sheet Classification	December 30, 2022	December 31, 2021
Assets:
Operating lease assets	Lease right-of-use assets	$21,811	$21,046
Finance lease assets	Lease right-of-use assets	879	1,178

Total lease assets		$22,690	$22,224

Liabilities:
Current:
Operating lease liabilities	Other current liabilities	$7,767	$10,029
Finance lease liabilities	Other current liabilities	313	303

Total current lease liabilities		8,080	10,332

Non-current:
Operating lease liabilities	Lease liabilities, non-current	13,861	11,009
Finance lease liabilities	Lease liabilities, non-current	581	895

Total non-current lease liabilities		$14,442	$11,904

Weighted average remaining lease term information related to leases is as follows:

	December 30, 2022	December 31, 2021
Weighted average remaining lease term (in years):
Operating leases	4.1	2.8
Finance leases	2.1	3.1
Weighted average discount rates:
Operating leases	5.3%	4.8%
Finance leases	3.2%	3.2%

Supplemental cash flow information related to leases is as follows:

	December 30, 2022	December 31, 2021
(In thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$11,852	$9,836
Financing cash flows from finance leases	303	294
Right-of-use assets obtained in exchange for new operating leases	$11,300	$12,151

Total remaining lease payments under both the Company’s operating and finance leases are as follows:

Year	Operating Leases	Finance Leases
(In thousands)
2023	$8,672	$337
2024	5,161	583
2025	3,567	—
2026	2,475	—
2027	1,743	—
Thereafter	2,525	—

Total lease payments	24,143	920
Amounts representing interest	(2,515)	(26)

Total lease liabilities	$21,628	$894

Note 12. Intangible Assets

The following table presents the Company’s finite-lived intangible assets, including the weighted- average useful lives for each major intangible asset category and in total:

	December 30, 2022
	Weighted Average Remaining Useful Life	Intangible Assets, Gross	Accumulated Amortization	Intangible Assets, Net
(In thousands)
Trademark	5	$10,600	$(3,029)	$7,571
Customer contracts	4	6,709	(2,236)	4,473

Total		$17,309	$(5,265)	$12,044

	December 31, 2021
	Weighted Average Remaining Useful Life	Intangible Assets, Gross	Accumulated Amortization	Intangible Assets, Net
(In thousands)
Trademark	6	$10,600	$(1,514)	$9,086
Customer contracts	5	6,709	(1,118)	5,591

Total		$17,309	$(2,632)	$14,677

Amortization of intangibles was $2.6 million for each of the fiscal years ended December 30, 2022 and December 31, 2021 and is recorded within selling, general and administrative expenses. The Company’s estimated aggregate remaining amortization is as follows:

Amortization Expense
(In thousands)
2023	$2,632
2024	2,632
2025	2,632
2026	2,632
2027	1,516

Total	$12,044

Note 13. Commitments and Contingencies

In the Company’s joint venture arrangements, the liability of each partner is usually joint and several. This means as each joint venture partner may become liable for the entire risk of performance guarantees provided by each partner to the customer. Typically, each joint venture partner indemnifies the other partners for any liabilities incurred in excess of the liabilities the other party is obligated to bear under the respective joint venture agreement. In addition, the Company may be required to guarantee performance directly to the customer. The Company is unable to estimate the maximum potential amount of future payments that the Company could be required to make under outstanding performance guarantees related to joint venture projects due to a number of factors, including but not limited to, the nature and extent of any contractual defaults by the other joint venture partners, resource availability, potential performance delays caused by the defaults, the location of the projects, and the terms of the related contracts.

In the ordinary course of business, the Company is subject to other claims, lawsuits, investigations and disputes arising out of the conduct of its business, including matters relating to commercial transactions, government contracts, and employment matters. The Company recognizes a liability for contingencies that are probable of occurrence and reasonably estimable. To date, no such matters are material to the consolidated statements of operations.

In certain contracts, there are provisions that require the Company to pay liquidated damages if the Company is responsible for the failure to meet specified contractual milestone dates and the applicable customer asserts a conforming claim under these provisions. These contracts define the conditions under which customers may make claims against the Company for liquidated damages. Based upon the evaluation of performance and other commercial and legal analysis, management has recognized relevant probable liquidated damages as of December 30, 2022 and December 31, 2021, and believes that the ultimate resolution of such matters will not materially affect the Company’s consolidated financial position, results of operations, or cash flows.

Guarantees

The Company obtains bonding on construction contracts through third-party bonding companies. As is customary in the construction industry, the Company indemnifies the third-party bonding companies for any losses incurred by it in connection with bonds that are issued. The Company has granted the third-party bonding companies a security interest in accounts receivable, contract assets and contract rights for that obligation.

The Company typically indemnifies contract owners for claims arising during the construction process and carries insurance coverage for such claims.

Letters of Credit

In the ordinary course of business and under certain contracts, the Company is required to post standby letters of credit for its insurance carriers. At December 30, 2022 and December 31, 2021, the total amount of standby letters of credit outstanding were $8.2 million and $5.0 million, respectively.

Note 14. Subsequent Events

On June 30, 2023, the Company executed a Membership Interest Purchase Agreement with a third party to sell three of the Company’s non-core business contracts. The total sale price defined within the agreement was $35.0 million.

The Company evaluated subsequent events through July 14, 2023, the date on which the consolidated financial statements were originally issued, August 9, 2023, the date on which the financial statements were originally reissued (as to the segment and earnings per share disclosures described in Notes 1 and 10), and October 23, 2023, the date on which the retrospectively revised consolidated financial statements were reissued (as to the stock split discussed in Note 1).

PART I FINANCIAL INFORMATION

Item 1. Financial Statements

Shimmick Corporation

Condensed Consolidated Balance Sheets

As of June 30, 2023 and December 30, 2022

(In thousands, except share data)

(unaudited)

	June 30, 2023	December 30, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$61,295	$77,762
Restricted cash	1,810	4,323
Accounts receivable, net	61,227	56,430
Costs and estimated earnings in excess of billings on uncompleted contracts	127,162	80,901
Prepaids and other current assets	11,785	14,060

TOTAL CURRENT ASSETS	263,279	233,476
Property, plant and equipment, net	50,811	55,208
Intangible assets, net	10,728	12,044
Costs and estimated earnings in excess of billings on uncompleted contracts, non-current	—	35,219
Retainage receivable	47,586	48,805
Lease right-of-use assets	27,641	22,690
Investment in unconsolidated joint ventures	21,924	17,363
Deferred tax assets	18,851	18,851
Other assets	2,934	3,143

TOTAL ASSETS	$443,754	$446,799

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES
Accounts payable	$76,815	$67,541
Billings on uncompleted contracts in excess of costs and estimated earnings	41,676	55,117
Forward loss reserve	86,483	108,608
Accrued salaries, wages and benefits	35,821	36,248
Construction accruals	41,422	60,758
Advance on sale of non-core business contracts	20,000	—
Other current liabilities	14,678	12,672

TOTAL CURRENT LIABILITIES	316,895	340,944
Long-term debt, net	29,668	—
Lease liabilities, non-current	18,073	14,442
Billings on uncompleted contracts in excess of costs and estimated earnings, non-current	3,237	1,846
Contingent consideration	16,012	15,662
Deferred tax liabilities	18,851	18,851
Other liabilities	7,975	3,459

TOTAL LIABILITIES	410,711	395,204
Commitments and Contingencies (Note 11)
STOCKHOLDER’S EQUITY
Common stock — authorized, 27,386,000 shares of $0.01 par value as of June 30, 2023 and December 30, 2022; issued and outstanding 21,908,800 shares as of June 30, 2023 and December 30, 2022	219	219
Additional paid-in-capital	4,392	3,341
Retained earnings	29,446	49,083

Non-controlling interests	(1,014)	(1,048)

TOTAL STOCKHOLDER’S EQUITY	33,043	51,595

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$443,754	$446,799

See accompanying notes to the condensed consolidated financial statements.

Shimmick Corporation

Condensed Consolidated Statements of Operations

For the six months ended June 30, 2023 and July 1, 2022

(In thousands, except per share data)

(unaudited)

	Six Months Ended
	June 30, 2023	July 1, 2022
Revenue	$319,297	$293,578
Cost of revenue	313,532	288,206

Gross margin	5,765	5,372

Selling, general and administrative expenses	32,502	28,929
Amortization of intangibles	1,316	1,316

Total operating expenses	33,818	30,245
Equity in earnings of unconsolidated joint ventures	6,993	38,776
Gain on sale of property, plant and equipment	1,680	10

(Loss) income from operations	(19,380)	13,913
Other expense, net	264	9,551

Net (loss) income before income taxes	(19,644)	4,362
Income tax expense	—	1,257

Net (loss) income	(19,644)	3,105

Net loss attributable to non-controlling interests	(7)	(605)

Net (loss) income attributable to Shimmick Corporation	$(19,637)	$3,710

Net (loss) income attributable to Shimmick Corporation per common share
Basic	$(0.90)	$0.17

Diluted	$(0.90)	$0.17

See accompanying notes to the condensed consolidated financial statements.

Shimmick Corporation

Condensed Consolidated Statements of Stockholder’s Equity

For the six months ended June 30, 2023 and July 1, 2022

(in thousands, except share data)

(unaudited)

	Common Stock		Additional Paid-in- Capital	Retained Earnings	Non-Controlling Interests	Total Stockholder’s Equity
	Shares	Amount
Beginning balance as of January 1, 2022	21,908,800	$219	$1,046	$45,323	$433	$47,021
Net income (loss)	—	—	—	3,710	(605)	3,105
Stock-based compensation	—	—	891	—	—	891

Balance at July 1, 2022	21,908,800	$219	$1,937	$49,033	$(172)	$51,017

	Common Stock		Additional Paid-in- Capital	Retained Earnings	Non-Controlling Interests	Total Stockholder’s Equity
	Shares	Amount
Beginning balance as of December 31, 2022	21,908,800	$219	$3,341	$49,083	$(1,048)	$51,595
Net loss	—	—	—	(19,367)	(7)	(19,644)
Stock-based compensation	—	—	1,051	—	—	1,051
Contributions from non-controlling interests	—	—	—	—	301	301
Distributions to non-controlling interests	—	—	—	—	(260)	(260)

Balance at June 30, 2023	21,908,800	$219	$4,392	$29,446	$(1,014)	$33,043

See accompanying notes to the condensed consolidated financial statements.

Shimmick Corporation

Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2023 and July 1, 2022

(In thousands)

(unaudited)

	Six Months Ended	Six Months Ended
	June 30, 2023	July 1, 2022
Cash Flows From Operating Activities
Net (loss) income	$(19,644)	$3,105
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Stock-based compensation	1,051	891
Depreciation and amortization	8,549	7,851
Equity in earnings of unconsolidated joint ventures	(6,993)	(38,776)
Return on investment in unconsolidated joint ventures	11,437	29,803
Other	(1,271)	9,500
Changes in operating assets and liabilities:
Accounts receivable, net	(4,797)	36,363
Due from unconsolidated joint ventures	295	6,904
Costs and estimated earnings in excess of billings on uncompleted contracts	(11,042)	(29,000)
Prepaid and other current assets	1,959	(14,703)
Retainage receivable	1,219	(942)
Other assets	(1,996)	136
Accounts payable	9,274	(9,043)
Billings on uncompleted contracts in excess of costs and estimated earnings	(12,031)	(29,343)
Forward loss reserve	(22,125)	(16,999)
Accrued salaries, wages and benefits	(427)	9,544
Construction accruals	(19,336)	13,373
Other liabilities	5,206	2,870

Net cash used in operating activities	(60,672)	(18,466)

Cash Flows From Investing Activities
Net working capital settlement in association with business combination	—	32,000
Purchases of property, plant and equipment	(3,210)	(5,267)
Proceeds from sale of property, plant and equipment	4,881	889
Unconsolidated joint venture equity contributions	(13,310)	(13,275)
Proceeds from advance on sale of non-core business contracts	20,000	—
Return of investment in unconsolidated joint ventures	4,286	—

Net cash provided by investing activities	12,647	14,347

Cash Flows From Financing Activities
Payments on finance lease obligation	(155)	(150)
Proceeds from revolving credit facility borrowings	30,000	—
Contributions from non-controlling interests	301	—
Distributions to non-controlling interests	(260)	—
Other	(841)	—

Net cash provided by (used in) financing activities	29,045	(150)

Net decrease in cash, cash equivalents and restricted cash	(18,980)	(4,269)
Cash, cash equivalents and restricted cash
Beginning of period	82,085	81,903

End of period	$63,105	$77,634

Reconciliation of cash, cash equivalents and restricted cash to the Condensed Consolidated Balance Sheets
Cash and cash equivalents	61,295	68,358
Restricted cash	1,810	9,276

Total cash, cash equivalents and restricted cash	$63,105	$77,634

See accompanying notes to the condensed consolidated financial statements.

Shimmick Corporation

Notes to Condensed Consolidated Financial Statements

(unaudited)

Note 1. Business, Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying condensed consolidated financial statements include the accounts of Shimmick Corporation and its subsidiaries (Shimmick Corporation, “SCCI National Holdings”, “we”, “our”, “us”, “its” or the “Company”), unless otherwise indicated. On September 12, 2023, the Company changed its name from SCCI National Holdings, Inc. to Shimmick Corporation.

The accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”), and in conformity with the rules and regulations of the Securities and Exchange Commission (“SEC”). The information furnished reflects all adjustments, consisting of normal recurring adjustments, that are, in the opinion of management, necessary for a fair statement of the results of operations, cash flows and financial position for the interim periods presented. A statement of comprehensive income is not presented as the Company’s results of operations do not contain any items classified as comprehensive income. All intercompany accounts and transactions have been eliminated. The accompanying condensed consolidated interim financial statements are unaudited and should be read in conjunction with the annual consolidated financial statements, and the notes thereto for the fiscal year ended December 30, 2022. Because of the seasonal nature of the Company’s operations, the results of operations for the period ended June 30, 2023 are not necessarily indicative of the results of operations to be expected for the full fiscal year.

Change in Presentation

Certain prior period balances in the condensed consolidated balance sheets and statements of cash flows have been combined to conform to current period presentation pursuant to Rule 10-01(a)(2) of Regulation S-X of the SEC. These changes had no impact on net (loss) income, cash flows, assets and liabilities, or equity previously reported.

In preparing these condensed consolidated financial statements, the Company evaluated subsequent events through September 14, 2023 and through October 23, 2023, in reference to the stock split discussed.

Summary of Significant Accounting Policies

Our significant accounting policies are described in more detail within the consolidated financial statements for the fiscal years ended December 30, 2022 and December 31, 2021.

Stock Split

On October 23, 2023, the Board of Directors of the Company approved an amendment to the Company’s Certificate of Incorporation in order to effect a stock split of the Company’s Common Stock. Further, the Board of Directors authorized 100,000,000 shares of Common Stock, all of which shall be designated as Common Stock, with a par value of $0.01 par value per share. Upon the effectiveness of the filing of the amendment, each share of common stock, par value $0.01 per share (the “Old Common Stock”), issued and outstanding shall automatically, without further action on the part of the Company or any holder of such Old Common Stock, be reclassified as and become 2.7386 validly issued, fully paid and non-assessable shares of Common Stock. There shall be no fractional shares issued with respect to the reclassification of shares of Old Common Stock. In lieu of fractional shares, the Company shall round up to the nearest whole number of shares of Common Stock to be issued. The Company has retro-actively applied the stock split made effective on October 23, 2023, to share and per share amounts on the condensed consolidated financial statements. Accordingly, any information related to or dependent upon the share amounts in the consolidated financial statements and Note 8, Stock-Based Compensation and Note 9, Earnings Per Share have been updated to reflect the effect of the stock split.

Note 2. Significant Transaction

The Company executed a Membership Interest Purchase Agreement on June 30, 2023 for the sale of non-core business contracts. Of the total sale price of $35.0 million, $20.0 million in cash was received by the Company on June 30, 2023 and recorded in the condensed consolidated balance sheets as an advance on sale of non-core business contracts. The Company will record a note receivable for $15.0 million in the condensed consolidated balance sheets upon the closing of the sale, which is expected to occur on or around September 30, 2023.

Note 3. Revenue

The following tables present the Company’s revenue disaggregated by contract types:

	Six Months Ended
(In thousands)	June 30, 2023	July 1, 2022
Fixed-price	$286,838	$262,090
Cost reimbursable	28,893	24,956
Equipment and labor revenue	3,566	6,532

Total revenue	$319,297	$293,578

Remaining performance obligations

The Company had $1.3 billion of remaining performance obligations yet to be satisfied as of June 30, 2023. Our remaining performance obligations have a weighted average life of 2.1 years as of June 30, 2023.

Contract Balances

Contract assets, including costs and estimated earnings in excess of billings on uncompleted contracts and retainage receivable, were $174.7 million and $164.9 million at June 30, 2023, and December 30, 2022, respectively. Contract liabilities, including billings on uncompleted contracts in excess of costs and estimated earnings and forward loss reserves were $131.4 million and $165.6 million at June 30, 2023 and December 30, 2022, respectively. Contract liabilities represent amounts billed to customers in excess of revenue recognized to date and a reserve for loss contracts. The Company recognized revenue of $53.4 million during the six months ended June 30, 2023 that was included in contract liabilities as of December 30, 2022.

Contract terms with customers include the timing of billing and payment, which usually differs from the timing of revenue recognition. As a result, the Company carries contract assets and liabilities within the condensed consolidated balance sheets. These contract assets and liabilities are calculated on a contract-by-contract basis and reported on a net basis at the end of each period and are classified as current or non-current. The Company presents contract assets within the condensed consolidated balance sheets as costs and estimated earnings in excess of billings on uncompleted contracts (“CIE”). CIE consists of revenue recognized in excess of billings. The Company presents contract liabilities in the condensed consolidated balance sheets as billings on uncompleted contracts in excess of costs and estimated earnings (“BIE”). BIE consists of billings in excess of revenue recognized.

The following table provides information about CIE and BIE:

(In thousands)	June 30, 2023	December 30, 2022	Change
Costs and estimated earnings in excess of billings on uncompleted contracts	$127,162	$116,120	$11,042
Billings on uncompleted contracts in excess of costs and estimated earnings	(44,913)	(56,963)	12,050

Net	$82,249	$59,157	$23,092

The Company’s timing of revenue recognition may not be consistent with its rights to bill and collect cash from its clients. Those rights are generally dependent upon advance billing terms, milestone billings based on the completion of certain phases of work or when services are performed. The Company’s accounts receivable represents amounts billed to clients that have yet to be collected and represent an unconditional right to cash from its clients as presented below.

(In thousands)	June 30, 2023	December 30, 2022
Total accounts receivable, gross	$62,192	$57,395
Allowance for doubtful accounts	(965)	(965)

Accounts receivable, net	$61,227	$56,430

Substantially all contract assets as of June 30, 2023 and December 30, 2022 are expected to be collected within the Company’s estimated operating cycle, except for retainage and claims pertaining to certain contracts. The Company’s operating cycle may extend beyond one year.

The Company is in the process of negotiating or awaiting approval of unapproved change orders and claims with its customers. The Company is proceeding with its contractual rights to recoup additional costs incurred from its customers based on completing work associated with change orders, including change orders with pending change order pricing, or claims related to significant changes in scope which resulted in substantial delays and additional costs in completing the work. The Company may take legal action if it and the customer cannot reach a mutually acceptable resolution. Based on the Company’s review of the provisions of its contracts, specific costs incurred, and other related evidence supporting the unapproved change orders and claims, the Company concluded it was appropriate to include in contract assets claims of $97.2 million and $134.9 million as of June 30, 2023 and December 30, 2022, respectively. Contract retentions represent amounts invoiced to clients where payments have been withheld from progress payments until the contracted work has been completed and approved by the client. These retention agreements vary from project to project and could be outstanding for several months or years. Contract assets included contract retainage receivable, which were $47.6 million and $48.8 million as of June 30, 2023 and December 30, 2022, respectively.

Information about significant customers

Significant Customers as a Percentage of Accounts Receivable
As of June 30, 2023
Customer one	30.6%
Customer two	11.2%

As of December 30, 2022
Customer one	31.4%
Customer two	21.4%
Customer three	14.4%

Significant Customers as a Percentage of Revenue
Six Months Ended June 30, 2023
Customer one	15.6%
Customer two	14.3%
Customer three	12.2%

Six Months Ended July 1, 2022
Customer one	13.0%
Customer two	11.5%
Customer three	10.1%

Revisions in Estimates

Changes in contract estimates resulted in net decreases in gross margin of $14.5 million for the six months ended June 30, 2023, primarily due to increased forecasted costs to complete and an agreed upon contract settlement lower than previously estimated. There were no material changes in estimates for the six months ended July 1, 2022.

Note 4. Joint Ventures and Variable Interest Entities

Summary of financial information of the consolidated joint ventures is as follows:

(In thousands)	June 30, 2023	December 30, 2022
Current assets	$31,455	$29,485
Non-current assets	8,655	8,235

Total assets	40,110	37,720

Current liabilities	$24,810	$22,603
Non-current liabilities	45,579	56,595

Total liabilities	$70,389	$79,198

Total revenue of the consolidated joint ventures for the six months ended June 30, 2023 and July 1, 2022 was $13.5 million and $14.1 million, respectively. The assets of the Company’s consolidated joint ventures are restricted for use only by the particular joint venture and are not available for the general operations of the Company.

Summary of financial information of the unconsolidated joint ventures, as derived from their financial statements, is as follows:

(In thousands)	June 30, 2023	December 30, 2022
Current assets	$79,174	$78,228
Non-current assets	17,906	25,026

Total assets	97,080	103,254

Current liabilities	$45,500	$63,240

Total liabilities	$45,500	$63,240

As of June 30, 2023 and December 30, 2022, the Company’s investment in unconsolidated joint ventures was $21.9 million and $17.4 million, respectively.

	Six Months Ended
(In thousands)	June 30, 2023	July 1, 2022
Revenue	$42,596	$283,040
Cost of revenue	32,111	197,854

Gross margin	10,485	85,186

Net income	$10,051	$85,186

The Company recognized equity in earnings of unconsolidated joint ventures of $7.0 million and $38.8 million for the six months ended June 30, 2023 and July 1, 2022, respectively.

Contractually required support provided to the Company’s joint ventures is discussed in Note 11.

Related Party Transactions

We often provide construction management and other subcontractor services to the Company’s joint ventures and revenue includes amounts related to these services. For the six months ended June 30, 2023 and July 1, 2022, revenue included $2.1 million and $3.2 million, respectively, related to services provided to unconsolidated joint ventures.

Amounts included in the condensed consolidated balance sheets related to services provided to unconsolidated joint ventures for the periods ended June 30, 2023 and December 30, 2022 are as follows:

(In thousands)	June 30, 2023	December 30, 2022
Accounts receivable, net	$3,403	$5,045

Note 5. Property, Plant and Equipment

The following table summarizes the components of property, plant and equipment as of June 30, 2023 and December 30, 2022.

(In thousands)	June 30, 2023	December 30, 2022
Building and land	$3,916	$3,887
Machinery, equipment, and vehicles	71,352	67,698
Office furniture and equipment	6,766	7,891

Property, plant and equipment, gross	82,034	79,476
Accumulated depreciation	(31,223)	(24,268)

Property, plant and equipment, net	$50,811	$55,208

Depreciation expense for the six months ended June 30, 2023 and July 1, 2022 was $7.1 million and $6.4 million, respectively. Depreciation is recorded within cost of revenue and is calculated using the straight-line method over the estimated useful lives of the assets, or in the case of leasehold improvements and capitalized leases, the lesser of the remaining term of the lease or its estimated useful life.

Note 6. Debt

Total debt outstanding is presented on the condensed consolidated balance sheets as follows:

(In thousands)	June 30, 2023	December 30, 2022
Revolving Credit Facility	$30,000	$—

Total debt	30,000	—
Unamortized debt issuance costs	(332)	—

Long-term debt, net	$29,668	$—

Loan and Security Agreement

On September 13, 2023, we entered into a Loan and Security Agreement (“Loan Agreement”) with Hudson Bridge Capital, which provides a maximum commitment of $75.0 million and bears interest at an annual rate of 13.0%. Further, the Loan Agreement is subject to a closing fee of 1.50% from proceeds of the Loan. The Loan Agreement matures 36 months from the date of the first draw and repayment of principal does not commence until after the first twelve months of servicing the loan. The Company has not drawn any funds as of September 14, 2023.

Revolving Credit Facility

On March 27, 2023, we entered into a Revolving Credit Facility (the “Revolving Credit Facility”) with MidCap Financial Services, LLC, which originally provided a total commitment of $30.0 million. The Revolving Credit Facility was subsequently amended on June 30, 2023. As amended, the Revolving Credit Facility provides for a total commitment of $35.3 million and bears interest at an annual rate of adjusted term SOFR, subject to a 1.0% floor, plus 4.50%. Further, the Revolving Credit Facility is subject to an annual collateral management fee of 0.50% and an annual unused line fee of 0.50%. Key financial covenants under the Revolving Credit Facility include maintaining a leverage ratio that does not exceed 1.75 to 1.0 and a minimum cash balance of $25.0 million. The Revolving Credit Facility matures on March 27, 2028. The Company is not aware of any instances of noncompliance with the key financial covenants as of September 14, 2023.

Revolving Line of Credit

We had a $25.0 million Revolving Line of Credit with BMO Harris Bank, N.A., under which the Company had no outstanding borrowings as of June 30, 2023 or December 30, 2022. Borrowings under the Revolving Line of Credit bear interest at a rate based on SOFR or a combination of rates (prime rate, federal fund rate, and SOFR) at the Company’s election, with an added margin depending on the Company’s leverage ratio. The unused balance of the Revolving Line of Credit bears a commitment fee of between 0.25% and 0.40% per year, depending on the Company’s leverage ratio. Key financial covenants under the Revolving Line of Credit include maintaining a leverage ratio that does not exceed 2.0 to 1.0 and a minimum cash balance of $35.0 million. The Revolving Line of Credit terminated on March 27, 2023 upon the Company entering into the Revolving Credit Facility. The Company is not aware of any instances of noncompliance with the key financial covenants as of December 30, 2022.

Note 7. Income Taxes

We compute the year-to-date income tax provision by applying our estimated annual effective tax rate to our year-to-date pre-tax income and adjust for discrete tax items in the period in which they occur.

The effective tax rate was 0% and 25.3% for the six months ended June 30, 2023 and July 1, 2022, respectively. For the six months ended June 30, 2023, the deferred tax expense resulting from the current year loss is completely offset by recording additional valuation allowance against the accompanying deferred tax asset, resulting in zero tax expense. For the six months ended July 1, 2022, income is primarily offset by release of valuation allowance against the net operating loss deferred tax assets.

The Company generally anticipates a zero effective tax rate due to a full valuation allowance. However, the Company may recognize a current tax expense in a specific period if its taxable income, net of available deferred tax assets in that period, exceeds the allowable utilization of tax attributes such as NOL carryforwards. The allowable limitation typically restricts the use of NOL carryforwards to 80% of taxable income.

Deferred Tax Assets and Liabilities

We recognize deferred tax assets and liabilities for future tax consequences arising from differences between the carrying amounts of existing assets and liabilities under U.S. GAAP and their respective tax bases, and for net operating loss carryforwards and tax credit carryforwards. We evaluate the recoverability of our deferred tax assets, weighing all positive and negative evidence, and are required to establish or maintain a valuation allowance for these assets if we determine that it is more likely than not that some or all of the deferred tax assets will not be realized.

As of each reporting date, we consider new evidence, both positive and negative, that could impact our view with regard to the future realization of deferred tax assets. We will maintain our positions with regard to future realization of deferred tax assets, including those with respect to which we continue maintaining valuation allowances, until there is sufficient new evidence to support a change in expectations. Such a change in expectations could arise due to many factors, including those impacting our forecasts of future earnings, as well as changes in the tax laws under which we operate and tax planning. It is not reasonably possible to forecast any such changes at the present time, but it is possible that, should they arise, our view of their effect on the future realization of deferred tax assets may impact materially our condensed consolidated financial statements.

After weighing all of the evidence, giving more weight to the evidence that was objectively verifiable, a valuation allowance of $137.6 million as of June 30, 2023 has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if the objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

Note 8. Stock-Based Compensation

On April 12, 2021, the Company’s board approved the Company’s 2021 Stock Plan (the “Plan”). The Plan reserves 5,477,200 of the Company’s shares for issuance of incentive instruments, including Incentive Stock Options (“Stock Options”), Non-statutory Stock Options, Stock Appreciation Rights, Restricted Stock Awards, and Restricted Stock Unit Awards. Stock Options granted under the Plan have a term of 10 years and vest over four years of service.

For the six months ended June 30, 2023, stock option activity was as follows:

	Stock Options
	Number of shares	Weighted average exercise price per share	Weighted average grant date fair value	Weighted average years of remaining contractual term
Outstanding as of December 30, 2022	4,489,094	$1.26	$—	8.33
Forfeited	(5,316)	1.26	0.28	—
Vested	(6,553)	1.26	—	—

Outstanding as of June 30, 2023	4,477,225	1.26	—	7.84

Exercisable as of June 30, 2023	2,334,596	$1.26	$—	7.83

Total compensation expense related to stock-based payments was $1.1 million and $0.9 million for the six months ended June 30, 2023 and July 1, 2022, respectively. Unrecognized compensation expense related to stock-based grants to employees of Shimmick outstanding as of June 30, 2023 and July 1, 2022 was $3.9 million and $5.1 million, respectively, to be recognized on a straight-line basis over the awards’ weighted average remaining vesting period of 1.8 years and 2.8 years, respectively.

Note 9. Earnings Per Share

Basic earnings per share (“EPS”) is calculated based on the weighted average shares outstanding during the period. Diluted earnings per share includes the dilutive effect of employee and director stock options. Stock options are considered dilutive whenever the exercise price is less than the average market price of the stock during the period and antidilutive whenever the exercise price exceeds the average market price of the common stock during the period. All 4.5 million employee stock options were excluded from the calculation of diluted earnings per share for the six months ended June 30, 2023 as they are antidilutive to the EPS calculation. The computation of basic and diluted EPS is as follows:

	Six Months Ended
(In thousands, except per share data)	June 30, 2023	July 1, 2022
Numerator:
Net (loss) income attributable to Shimmick Corporation	$(19,637)	$3,710
Numerator for basic and diluted EPS	$(19,637)	$3,710

Denominator:
Denominator for basic EPS - weighted average shares	21,909	21,909
Effect of dilutive securities:
Employee stock options	—	—

Dilutive potential common shares	—	—

Denominator for diluted EPS - adjusted weighted average shares and assumed conversions	21,909	21,909

Basic (loss) earnings per common share	$(0.90)	$0.17

Diluted (loss) earnings per common share	$(0.90)	$0.17

Note 10. Leases

Lease expenses recorded within the condensed consolidated statements of operations are comprised as follows:

(In thousands)	June 30, 2023	July 1, 2022
Operating lease cost
Cost of revenue	$6,778	$5,502
Selling, general and administrative expenses	672	743
Finance lease cost (all in cost of revenue):
Amortization of right-of-use assets	150	150
Interest on lease liabilities	13	18
Short term lease cost	318	201

Total lease cost	$7,931	$6,614

Additional condensed consolidated balance sheet information related to leases is as follows:

(In thousands)	Balance Sheet Classification	June 30, 2023	December 30, 2022
Assets:
Operating lease assets	Lease right-of-use assets	$26,912	$21,811
Finance lease assets	Lease right-of-use assets	729	879

Total lease assets		$27,641	$22,690

Liabilities:
Current:
Operating lease liabilities	Other current liabilities	$9,139	$7,767
Finance lease liabilities	Other current liabilities	739	313

Total current lease liabilities		$9,878	$8,080

Non-current:
Operating lease liabilities	Lease liabilities, non-current	$18,073	$13,861
Finance lease liabilities	Lease liabilities, non-current	—	581

Total non-current lease liabilities		$18,073	$14,442

Weighted average remaining lease term information related to leases is as follows:

	June 30, 2023	December 30, 2022
Weighted average remaining lease term (in years):
Operating leases	3.7	4.1
Finance leases	0.6	2.1
Weighted average discount rate:
Operating leases	5.9%	5.3%
Finance leases	3.2%	3.2%

Supplemental cash flow information related to leases is as follows:

(In thousands)	June 30, 2023	July 1, 2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$6,028	$6,003
Financing cash flows from finance leases	155	150
Right-of-use assets obtained in exchange for new operating leases	$11,044	$1,217

Total remaining lease payments under both the Company’s operating and finance leases are as follows:

Year	Operating Leases	Financing Leases
(In thousands)
2023	$6,018	$196
2024	9,077	555
2025	7,613	—
2026	3,132	—
2027	1,784	—
Thereafter	2,525	—

Total lease payments	30,149	751
Amounts representing interest	(2,937)	(12)

Total lease liabilities	$27,212	$739

Note 11. Commitments and Contingencies

In the Company’s joint venture arrangements, the liability of each partner is usually joint and several. This means as each joint venture partner may become liable for the entire risk of performance guarantees provided by each partner to the customer. Typically, each joint venture partner indemnifies the other partners for any liabilities incurred in excess of the liabilities the other party is obligated to bear under the respective joint venture agreement. In addition, the Company may be required to guarantee performance directly to the customer. The Company is unable to estimate the maximum potential amount of future payments that the Company could be required to make under outstanding performance guarantees related to joint venture projects due to a number of factors, including but not limited to, the nature and extent of any contractual defaults by the other joint venture partners, resource availability, potential performance delays caused by the defaults, the location of the projects, and the terms of the related contracts.

In the ordinary course of business, the Company is subject to other claims, lawsuits, investigations and disputes arising out of the conduct of its business, including matters relating to commercial transactions, government contracts, and employment matters. The Company recognizes a liability for contingencies that are probable of occurrence and reasonably estimable. To date, no such matters are material to the condensed consolidated statements of operations.

In certain contracts, there are provisions that require the Company to pay liquidated damages if the Company is responsible for the failure to meet specified contractual milestone dates and the applicable customer asserts a conforming claim under these provisions. These contracts define the conditions under which customers may make claims against the Company for liquidated damages. Based upon the evaluation of performance and other commercial and legal analysis, management has recognized relevant probable liquidated damages as of June 30, 2023 and December 30, 2022, and believes that the ultimate resolution of such matters will not materially affect the Company’s condensed consolidated financial position, results of operations, or cash flows.

The Company has recorded contingent consideration as of June 30, 2023 and December 30, 2022 at its estimated fair value. The Company is unable to reasonably determine an estimated range of amounts of the payments that could be made due to the uncertainty of future events.

Guarantees

The Company obtains bonding on construction contracts through third-party bonding companies. As is customary in the construction industry, the Company indemnifies the third-party bonding companies for any losses incurred by it in connection with bonds that are issued. The Company has granted the third-party bonding companies a security interest in accounts receivable, contract assets and contract rights for that obligation.

The Company typically indemnifies contract owners for claims arising during the construction process and carries insurance coverage for such claims.

Letters of Credit

In the ordinary course of business and under certain contracts, the Company is required to post standby letters of credit for its insurance carriers. At June 30, 2023 and December 30, 2022, the total amount of standby letters of credit outstanding were $14.1 million and $8.2 million, respectively.

4,550,000 Shares

Common Stock

PROSPECTUS

Sole Book-Running Manager

Roth Capital Partners

Co-Manager

Craig-Hallum Capital Group

     , 2023

Until      , 2023 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than the underwriting discounts and commissions, expected to be incurred by Shimmick Corporation (the “Registrant”) in connection with the issuance and sale of common stock being registered. All amounts are estimated except for Securities and Exchange Commission (“SEC”) registration fees, Financial Industry Regulatory Authority (“FINRA”) filing fees and Nasdaq listing fees.

SEC registration fee	$9,268
FINRA filing fee	25,000
Nasdaq listing fee	270,000
Printing and engraving expenses	625,000
Legal fees and expenses	2,500,000
Accounting fees and expenses	1,100,000
Blue sky qualification fees and expenses	25,000
Transfer agent fees and expenses	5,500
Miscellaneous fees and expenses	190,232

Total	4,750,000

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We intend to enter into indemnification agreements with each of our current directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Item 15. Recent Sales of Unregistered Securities.

We have issued 1,800,000 stock options in fiscal year 2021 to certain employees to purchase common shares in our company with an exercise price of $3.45, of which 1,634,859 remain outstanding as of June 30, 2023 (the amounts of stock options do not reflect the 2.7386-for-1 stock split of our common stock, which was effected on October 23, 2023). The issuances of the above securities were deemed to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit No.	Description

1.1	Form of Underwriting Agreement.

2.1*+	Purchase and Sale Agreement, dated, December 9, 2020, by and among AECOM, URS Holdings, Inc. and SCC Group, LLC.

3.1	Certificate of Incorporation of Shimmick Corporation (f/k/a SCCI National Holdings, Inc.), currently in effect.

3.2	Certificate of Amendment to the Certificate of Incorporation of Shimmick Corporation (f/k/a SCCI National Holdings, Inc.), effective as of April 12, 2021.

3.3	Certificate of Amendment to the Certificate of Incorporation of Shimmick Corporation (f/k/a SCCI National Holdings, Inc.), effective as of September 11, 2023.

3.4	Certificate of Amendment to the Certificate of Incorporation of Shimmick Corporation, effective as of October 23, 2023.

3.5	Form of Amended and Restated Certificate of Incorporation of Shimmick Corporation, to be in effect upon consummation of this offering.

Exhibit No.	Description

3.6	Bylaws of Shimmick Corporation (SCCI National Holdings, Inc.), effective as of October 18, 2019.

3.7	Form of Amended and Restated Bylaws of Shimmick Corporation, to be in effect upon consummation of this offering.

5.1	Opinion of King & Spalding LLP.

10.1#	Form of Indemnification Agreement for Executive Officers and Directors.

10.2*#	SCCI National Holdings, Inc. 2021 Stock Plan.

10.3#	Form of Shimmick Corporation 2023 Equity Incentive Plan.

10.4*+	Credit Agreement, dated February 26, 2021, by and among Shimmick Construction Company, Inc., BMO Harris Bank N.A. and the other parties thereto.

10.5*+	Credit, Security and Guaranty Agreement, dated March 27, 2023, by and among Shimmick Construction Company, Inc., Rust Constructors Inc., The Leasing Corporation, SCCI National Holdings, Inc., MidCap Funding IV Trust and other parties thereto.

10.6*	Amendment No. 1 to Credit, Security and Guaranty Agreement, dated June 30, 2023, by and among Shimmick Construction Company, Inc., Rust Constructors, Inc., The Leasing Corporation, SCCI National Holdings, Inc., MidCap Funding IV Trust and other parties thereto.

10.7*	Amendment No. 2 to Credit, Security and Guaranty Agreement, dated September 22, 2023, by and among Shimmick Construction Company, Inc., Rust Constructors Inc., The Leasing Corporation, Shimmick Corporation (f/k/a SCCI National Holdings, Inc.), MidCap Funding IV Trust and other parties thereto.

10.8*+	Loan and Security Agreement, effective September 13, 2023, by and between Hudson Bridge Partners, LLC and/or its assigns and Shimmick Construction Company, Inc.

21.1	List of Subsidiaries of Shimmick Corporation.

23.1	Consent of Deloitte and Touche LLP

23.2	Consent of King & Spalding LLP (included as part of Exhibit 5.1).

24.1*	Powers of Attorney.

99.1*	Consent of Carolyn L. Trabuco to be listed as a director nominee.

99.2*	Consent of Geoffrey E. Heekin to be listed as a director nominee.

99.3*	Consent of J. Brendan Herron to be listed as a director nominee.

107	Filing Fee Table.

*	Previously filed.
#	Indicates management contract or compensatory plan.
+	Portions of this exhibit have been redacted in accordance with Item 601(b)(10)(iv) of Regulation S-K.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.

For the purpose of determining liability of a registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of an undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424,

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by an undersigned registrant,

iii.

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant, and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on October 23, 2023.

Shimmick Corporation

/s/ Steven E. Richards
Name:	Steven E. Richards
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steven E. Richards Steven E. Richards	Chief Executive Officer (Principal Executive Officer)	October 23, 2023

/s/ Devin J. Nordhagen Devin J. Nordhagen	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	October 23, 2023

** Mitchell B. Goldsteen	Executive Chairman	October 23, 2023

**By: /s/ Steven E. Richards
Name: Steven E. Richards Attorney-in-Fact